PROSPECTUS

                                2,964,305 SHARES

                               MLC HOLDINGS, INC.

                                  COMMON STOCK
                                  ------------

           This Prospectus relates to 2,000,000 shares (the "Acquisition Shares") of common stock, $.01 par value (the "Common Stock"), which may be offered and issued by MLC Holdings, Inc., a Delaware corporation (the "Company") from time to time in connection with the merger with or acquisition by the Company of other businesses or assets. The Company, however, has no present understandings, commitments or agreements with respect to any material acquisition. It is expected that the terms of acquisitions involving the issuance of securities covered by this Prospectus will be determined by direct negotiations with the owners or controlling persons of the businesses or assets to be merged with or acquired by the Company, and that the shares of Common Stock issued will be valued at prices reasonably related to market prices current either at the time of a merger or acquisition are agreed upon or at or about the time of delivery of shares. No underwriting discounts or commissions will be paid, although finder's fees may be paid from time to time with respect to specific mergers or acquisitions. Any person receiving any such fees may be deemed to be an underwriter within the meaning of the Securities Act of 1933, as amended (the "Securities Act").

           This Prospectus also relates to 964,305 shares of issued and outstanding stock (the "Selling Stockholder Shares"). [The Acquisition Shares and the Selling Stockholder Shares may sometimes hereinafter be collectively referred to as the "Securities."] The Selling Stockholder Shares will be offered and sold from time to time by the Selling Stockholders and the Company will receive none of the proceeds of any such sales. All expenses of this offering will be paid by the Company. See "Use of Proceeds" and "Selling Stockholders."

           On February 9, 1998 the closing sale price of the Common Stock on the NASDAQ National Market was $11.75 per share.

                                                     (cover continued overleaf)

           SEE "RISK FACTORS" BEGINNING ON PAGE 8, FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE SECURITIES.

           THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

            THE DATE OF THIS PROSPECTUS IS FEBRUARY 11, 1998.

           So long as the Registration Statement of which this Prospectus forms a part is effective and the disclosure set forth herein is current, the Selling Stockholders may sell the Selling Stockholder Shares publicly. The Selling Stockholder Shares offered by this Prospectus may be sold from time to time by the Selling Stockholders. The distribution of the Selling Stockholder Shares by the Selling Stockholders may be effected in one or more transactions that may take place on the Nasdaq Stock Market including ordinary broker's transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals at market prices prevailing at the time of sale at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specially negotiated brokerage fees or commissions may be paid by the Selling Stockholders in connection with sales of such Selling Stockholder Shares.

           The Selling Stockholders and intermediaries through whom such securities are sold may be deemed to be "underwriters" within the meaning of the Securities Act with respect to the securities offered and any profits realized or commission received may be deemed underwriting compensation. The Company has agreed to indemnify certain of the Selling Stockholders against certain liabilities, including liabilities under the Securities Act.


                             AVAILABLE INFORMATION

           The Company is subject to the informational requirements of the Securities Exchange Act of 1934 as amended (the "Exchange Act") and in accordance therewith files reports, proxy statements, and other information (the "1934 Act Filings") with the Securities and Exchange Commission (the "SEC" or the "Commission"). In addition, the Company has filed with the SEC (the "SEC" or "Commission") a Registration Statement on Form S-1 (together with all exhibits and schedules thereto, the "Registration Statement") under the Securities Act, with respect to the Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement. For further information with respect to the Company and the Securities, reference is hereby made to such Registration Statement. Although statements contained in this Prospectus as to the contents of any contract or other document are believed by the Company to set forth all material elements of the contract or document as to which such statements relate, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement, including the exhibits thereto and the 1934 Act Filings, can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 500 West Madison Street, Room 1400, Chicago, Illinois 60606, and at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, Washington, D.C. 20549, at prescribed rates. The Commission also maintains a web site on the World Wide Web that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company, and the address is http://www.sec.gov.

           No action has been or will be taken in any jurisdiction by the Company or by any underwriter that would permit a public offering of the Securities or possession or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States into whose possession this Prospectus comes are required by the Company to inform themselves about and to observe any restriction as to the offering of the Securities and the distribution of this Prospectus.

                               PROSPECTUS SUMMARY

           The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Prospective purchasers of the Securities offered hereby should carefully consider the factors set forth under "Risk Factors." This Prospectus gives effect to the reorganization of the Company, pursuant to which MLC Group, Inc., a Virginia corporation ("MLC Group"), became, effective September 1, 1996, a wholly-owned subsidiary of MLC Holdings, Inc. ("MLC Holdings"), Delaware corporation. All references to the "Company" shall be deemed to include and refer to MLC Holdings and its subsidiaries, including MLC Group.

           This Prospectus contains certain statements of a forward-looking nature relating to future events or the future financial performance of the Company. Prospective purchasers of the Securities offered hereby are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, prospective purchasers of the Securities should specifically consider the various factors identified in this Prospectus, including the matters set forth under "Risk Factors," which would cause actual results to differ materially from those indicated by such forward-looking statements.


                                  THE COMPANY

           MLC Holdings, Inc. ("MLC Holdings" or the "Company") was formed in 1996 and is a Delaware corporation which, pursuant to a reorganization effected September 1, 1996, serves as the holding company for MLC Group, Inc. ("MLC Group") and other subsidiaries. All references to the "Company" shall be deemed to include and refer to MLC Holdings and its subsidiaries, including MLC Group. The Company engages in no other business other than serving as the parent holding company for MLC Group, MLC Network Solutions, Inc., ("MLC Network Solutions"), MLC Federal, Inc., MLC Capital, Inc., Educational Computer Concepts, Inc. ("ECCI") and MLC Leasing, S.A. de C.V., (a wholly owned subsidiary of MLC Group and MLC Network Solutions, based in Mexico City, Mexico). MLC/GATX Leasing Corporation is a 50% owned investment of MLC Group. See "The Company."

           The Company specializes in leasing and financing information technology assets, providing network services, software and PCs, providing system design and upgrades, hardware maintenance, on-site technical support, relocation services and providing asset management services to commercial customers with annual sales revenue of between $10 million and $500 million ("middle market customers"), select Fortune 1000 firms, federal, state and local governments and vendors. The assets leased or sold by the Company include personal computers and peripherals, client server systems, networks, mid-range and mainframe computer equipment, telecommunications equipment and software. MLC Network Solutions and ECCI were acquired to provide a wide range of information technology ("IT") services and solutions to middle market organizations. The Company offers its clients a single source for a comprehensive range of services, including procurement of software and PC and communication equipment, desktop systems maintenance and support, strategic planning and management consulting, integration and installation of IT systems, training and continuing education. The Company will focus on marketing its comprehensive IT offerings to middle market organizations, which typically spend from $250 thousand to $25 million annually on their IT needs. The IT service industry has evolved into a highly fragmented environment with a small number of large, national service providers and a large number of small- and medium-sized service providers, usually with a regional focus. Large IT service providers typically address the IT needs of large organizations with substantial IT requirements for a wide range of services, whereas smaller IT service firms provide specialized services of limited scope. Consequently, middle market organizations rely on multiple, often specialized, smaller IT service providers to help implement and manage their systems. The Company believes that a single-source IT service provider will help middle market organizations reduce cost and management complexity and increase the quality and compatibility of IT solutions. As part of its strategy, the Company intends to leverage its high-level services to foster long-term relationships with clients and to implement technology strategies in order to achieve the clients' desired IT solutions. The Company also believes it can increase its revenues from existing clients by cross-selling its services. Another key element of the Company's strategy is the expansion of service offerings and the addition of new businesses in order to offer new and existing clients access to a more complete range of services. The Company also will operate with a decentralized management structure to provide focus on superior client service and foster a motivating environment for its various subsidiaries, and will seek to acquire additional companies to strengthen its core competencies, to offer complementary services and to facilitate its expansion into new regions.

           The Company also leases and finances equipment, software and services through relationships with vendors, equipment manufacturers and systems integrators. These vendor clients represent a variety of high technology industries and include, among others, in alphabetical order: Cisco Systems, Inc. (including its financing company, Cisco Systems Capital); EMC Corporation; Systems & Computer Technology Corporation; and Sterling Software, Inc.

           The Company's asset trading activity involves the purchase and resale of previously owned information technology equipment. By offering asset trading capabilities, the Company is able to develop and maintain knowledge of current market trends and values which enables the Company to predict more accurately residual values when pricing leasing transactions, dispose efficiently of off-lease equipment and offer customers a way to dispose of or acquire previously owned information technology equipment. Asset management services, which are offered primarily to enhance customer service, is a general term used to describe the provision of asset inventory and tracking services, software and record keeping programs to customers. The asset management services provided by the Company allow the customers to better track their information technology assets. The asset management services include a third party software system utilized onsite by the Company which generates reports and allows customers to dial up and receive information on a real time basis. The Company's network services, software and PC reselling activity involves closely working with customers to solve their integration solutions and provide training facilities to educate clients on commercial off the shelf software items.

           The Company's principal executive office is located at 11150 Sunset Hills Road, Suite 110, Reston, Virginia 20190-5321 and its telephone number at such address is (703) 834-5710. The Company's 186 employees operate through twelve offices, including its principal executive offices and regional sales offices which are located in the following metropolitan and suburban areas:
Pottstown and West Chester, Pennsylvania (both are Philadelphia suburban locations); Dallas and Austin, Texas; Sacramento and San Diego California; Greenville, Wilmington and Raleigh (2 offices), North Carolina and Atlanta, Georgia. The Company also has an arrangement with an independent contractor who works primarily for the Company from Columbus, Ohio.

THE OFFERING

Common Stock offered by:
   The Company                                            2,000,000 shares (1)
   Selling Stockholders                                     964,305 shares (2)
Common Stock outstanding after this Offering              8,071,305 shares (3)

Nasdaq National Market Symbol                             MLCH

(1) Such shares may be offered and issued from time to time in connection with future acquisitions by the Company. The Company intends to seek the agreement of recipients of shares of Common Stock in acquisitions to restrictions on the transfer of such shares for periods ranging from an estimated six to eighteen months or to structure such transactions to provide for issuance of shares on a deferred basis over periods of six to eighteen months.

(2) Such shares are issued and outstanding and may be offered and sold from time to time by the Selling Stockholders. See "Selling Stockholders."

(3) Up to an additional 20% of the outstanding shares of Common Stock have been reserved for future issuance under the Company's employee stock option plans. See "Management -- Compensation Arrangements and Employment Agreements."

                                  RISK FACTORS

     The Company and its business are subject to varying risks which are:
(i) a dependence on the ability to obtain creditworthy customers; (ii) a dependence on major relationships; (iii) asset ownership resulting from the majority of the Company's lease transactions and the future realization of the estimated residual values; (iv) a dependence upon the Company's ability to obtain financing; (v) substantial competition including numerous national and regional companies selling, leasing and financing similar or same or equivalent products; (vi) risk associated with the pursuit and integration of acquisitions; (vii) a dependence upon the efforts, abilities and relationships of a few key management personnel; (viii) control of 46.6% of the Company's Common Stock by a single individual, Phillip G. Norton; (ix) risk associated with contractual "termination rights" in leases to government customers; (x) the inability to timely and at a competitive price obtain equipment for lease;
(xi) management's ability to manage the Company's rapid growth; (xii) potential changes in tax laws which may make leasing less desirable for potential customers; (xiii) potential changes in accounting practices which may make leasing less attractive to potential customers; (xiv) interest rate fluctuations; (xv) provisions of the Company's governing documents and Delaware law, coupled with control by insiders and a staggered board which may make it more difficult for a third party to acquire control of the Company without approval of the Company's Board of Directors; (xvi) volatility of the public market for the Common Stock; (xvii) absence of dividend history or intention to pay dividends in the foreseeable future; (xviii) fluctuations in quarterly operating results; (xix) potential for a larger number of additional shares held by current stockholders to become eligible for sale and thereby adversely impact the market price of the Common Stock and (xx) the dependence on the continued authorization to resell and provide manufacturer authorized equipment and services.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The summary consolidated financial data set forth below should be read in conjunction with the Consolidated Financial Statements of the Company, and related Notes thereto, and the information included under "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Results of Operations and Financial Condition," included elsewhere herein.

     The summary consolidated financial data, as of and for, the six months ended September 30, 1996, and September 30, 1997, has been derived from unaudited financial information, which, in the opinion of management of the Company, include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation. The results of operations for the six months ended September 30, 1997, are not necessarily indicative of the results of operations that may be expected for the entire year. See "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Business."

           The following consolidated balance sheet and statement of earnings data have been restated to include the accounts and results of operations of the Company's two newly acquired subsidiaries which were accounted for under the pooling-of-interests method.

MLC HOLDINGS, INC. AND SUBSIDIARIES
SUMMARY CONSOLIDATED FINANCIAL DATA
 (Dollar amounts in thousands, except per share data)

                                                                                                            SIX MONTHS ENDED
                                                                     YEAR ENDED MARCH 31,                     SEPTEMBER 30,
                                                       -------------------------------------------     ----------------------------
                                                            1995            1996           1997           1996               1997
                                                       -------------------------------------------     ----------------------------

EARNINGS STATEMENT DATA:
Total revenues                                           $   64,364     $   71,880    $   86,649       $   38,225       $   67,717
Total costs and expenses                                     63,581         68,300        81,798           36,141           63,536
                                                       -------------------------------------------     ----------------------------
Earnings before provision for income taxes                      783          3,580         4,851            2,084            4,181
Provision for income taxes                                      198            881         1,360              606              872
                                                       -------------------------------------------     ----------------------------
Earnings before extrordinary item                               585          2,699         3,491            1,478            3,309
Extrordinary gain, net (1)                                        -            117             -                -                -
                                                       -------------------------------------------     ----------------------------
Net earnings                                             $      585     $    2,816    $    3,491       $    1,478       $    3,309
                                                       ===========================================     ============================
Earnings per common share, before extraordinary item           0.13           0.59          0.67             0.31             0.55
Extraordinary gain per common share                               -           0.03             -                -                -
                                                       -------------------------------------------     ----------------------------
Net earnings per common share                            $     0.13     $     0.62    $     0.67       $     0.31       $     0.55
                                                       ===========================================     ============================
Pro forma net earnings (2)                               $      529     $    2,389    $    3,133       $    1,342       $    2,696
                                                       ===========================================     ============================
Pro forma net earnings per common share                  $     0.12     $     0.52    $     0.60       $     0.28       $     0.45
                                                       ===========================================     ============================
Weighted average common shares outstanding                4,383,490      4,572,635     5,184,261        4,754,390        5,990,200

                                                                    AS OF MARCH 31,                           AS OF SEPTEMBER 30,
                                                       -------------------------------------------     ----------------------------
                                                               1995           1996          1997             1996             1997
                                                       -------------------------------------------     ----------------------------
BALANCE SHEET DATA:
Investment in leases                                     $   13,998     $   26,493    $   28,538       $   27,825       $   27,390
Total assets                                                 21,716         35,184        49,024           43,481           57,317
Recourse notes payable                                        2,597          2,106           439              206            4,764
Nonrecourse notes payable                                    10,162         18,352        19,705           19,827           16,134
Retained earnings                                             2,014          4,467         7,071            5,636            9,294
Stockholders' equity                                          2,801          5,232        16,477            6,400           20,711

(1) The extraordinary gain in fiscal 1996 was the result of an insurance settlement for a fire at a subsidiary of the Company.

(2) Pro forma net earnings as if companies which were subchapter S corporations prior to their business combinations with the Company, which were accounted for under the pooling of interests method, had been subject to federal income tax throughout the periods presented.

                                  RISK FACTORS

           An investment in the Securities offered hereby involves a high degree of risk. In addition to other information in this Prospectus, the following risk factors should be considered carefully by potential purchasers in evaluating an investment in the Securities offered hereby. Except for historical information contained herein, the discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere herein.

DEPENDENCE ON CREDITWORTHY CUSTOMERS

           Historically, the credit quality of the Company's customers, and the Company's credit loss experience, have enabled the Company to raise sufficient amounts of debt and equity capital to fund its equipment purchases. In the event the actual or perceived credit quality of the Company's customer base materially decreases, or the Company has a material increase in its credit loss experience, the Company may find it difficult to continue to obtain the capital it requires, resulting in a material adverse effect on its business, financial condition, results of operations, and cash flows. See "Risk Factors -- Dependence on Availability of Financing." Furthermore, a material increase in the Company's delinquency and default experience would, alone, have a material adverse effect on its business, financial condition, results of operations, and cash flows. See "Business - Financing."

DEPENDENCE ON MAJOR RELATIONSHIPS

           As of March 31, 1997, the Company's portfolio consisted of leases with 135 customers. During fiscal year 1997, the Company originated commercial leasing transactions with 72 customers, ten of which accounted for approximately 61% of the aggregate purchase price of equipment leased by the Company to those 72 customers. During the first six months of fiscal year 1998, through September 30, 1997, the Company originated leasing transactions with 57 customers, ten of which accounted for 72.5% of the aggregate purchase price of equipment leased. In the event any of the Company's major customers ceases to lease additional equipment or materially reduces the amount of equipment it leases from the Company, this cessation or reduction could have a material adverse effect upon the Company's business, financial condition, results of operations, and cash flows. See "Business -- Leasing, Financing and Sales Activities." In addition to its dependence on a limited number of substantial customers, the Company also obtains a significant source of its equity financing for transactions and its revenue through two joint venture arrangements: (i) MLC/GATX Limited Partnership I, a Colorado limited partnership, which is used for financing mainframe and peripheral computer equipment; and (ii) MLC/CLC LLC, a Virginia limited liability company, which is used for financing personal computers and client server equipment.

           The partners in MLC/GATX Limited Partnership I are: the Company, with a 9.5% limited partnership interest; GATX Capital Corporation ("GATX") with an 89.5% limited partnership interest; and MLC/GATX Leasing Corporation, a Colorado corporation, which is equally owned by the Company and GATX and which is a general partner with a 1% general partnership interest. During fiscal year 1997, revenue recognized from sales to MLC/GATX Limited Partnership I was $3.5 million of the Company's total revenues. The Company's investment in MLC/GATX Limited Partnership I accounted for by the use of the cost method was $226,835 and $173,733 as of March 31, 1997 and September 30, 1997, respectively. MLC/GATX Limited Partnership I does not purchase any lease transactions from anyone other than the Company. GATX, which is based in San Francisco, California and which is not affiliated with the Company, has been in the equipment leasing and financing market for over 25 years, and has assets of approximately $1.85 billion. GATX is a publicly held corporation which files periodic reports with the Commission pursuant to the Exchange Act.

           The members of MLC/CLC LLC are the Company, with a 5% membership interest, and Cargill Leasing Corporation, a Delaware corporation, with a 95% membership interest. MLC Group serves as the manager for MLC/CLC LLC. For fiscal year 1997 and the six months ended September 30, 1997, revenue recognized from the sales to MLC/CLC LLC was $16.9 million and $27.7 million of the Company's total revenues, respectively. The Company's investment in MLC/CLC LLC accounted for by the use of the cost method was $168,259 and $417,307 as of March 31, 1997 and September 30, 1997, respectively. MLC/CLC LLC does not purchase any lease transactions from anyone other than the Company.

           Cargill Leasing Corporation, located in Minnetonka, Minnesota, is a subsidiary of Cargill, Inc., and is not affiliated with the Company. Cargill, Inc. has been reported by Forbes Magazine to be one of the largest privately owned companies in the United States. Cargill Leasing Corporation has been in the equipment leasing and financing business for over ten years. As privately held companies, neither Cargill, Inc. or Cargill Leasing Corporation makes financial information available to the public and neither company issues an annual report to the general public. Cargill, Inc. has released the following financial data for its fiscal year ended May, 1997 as reported in Forbes Magazine issue of December, 1997: sales were $56 billion, operating income was $3.2 billion and net income was $814 million.

           For fiscal year 1997 and fiscal year 1998 through September 30, 1997, the Company did not have any revenue sources which alone accounted for more than 10% of the Company's revenues except for the Company's relationship with GATX and Cargill Leasing Corporation. For the year ended March 31, 1997, out of leased equipment sales of $21.6 million, MLC/GATX Limited Partnership I represented $3.5 million or 16.2% and MLC/CLC LLC represented $16.9 million or 78.2%. For the six months ended September 30, 1997, out of leased equipment sales of $32.2 million, MLC/GATX Limited Partnership represented $0.4 million or 1.2% and MLC/CLC LLC represented $27.7 million or 86.0%. MLC/GATX Limited Partnership I and MLC/CLC LLC only purchase transactions from the Company. For the fiscal year ended 1997 and six months ended September 30, 1997, the Company's network service, software and PC sales subsidiaries had two accounts that were in excess of 10% of each subsidiaries revenues. ECCI had one account, AHERF, that represented $5.3 million or 41.2% of its total sales for the 12 month period ended December 31, 1996. AHERF is a Pittsburgh based not-for-profit entity that owns multiple hospitals, the largest of which include Hahnemann University Hospital, St. Christopher's Hospital for Children, Medical College of Pennsylvania and Graduate Hospital, all of which are located in Philadelphia, Pennsylvania. Compuventures has one account, Corning, Inc., that represented $3.2 million or 22% of its year ended December 31, 1996 revenues. The loss of either AHERF or Corning as a customer would have a material adverse effect upon the Company's success in the network services and software and PC reselling business, financial condition, results of operations, and cash flows, and would create a significant adverse financial effect on the respective subsidiary.

           For fiscal year 1997 and six months ended September 30, 1997, of the Company's total revenue, approximately 4.0% and 0.6%, respectively, was attributable to sales of lease transactions to MLC/GATX Limited Partnership I, and approximately 19.5% and 40.9%, respectively, was attributable to sales of lease transactions to MLC/CLC LLC. Transactions involving the use or placement of equity from these joint ventures require the consent of the relevant joint venture partner, and if financing from those sources were to be withheld or were to become unavailable, it would limit the amount of equity available to the Company and may have a material adverse effect upon the Company's business, financial condition, results of operations, and cash flows. The Company does finance leases and related equipment internally, rather than with financing provided by lenders. These internal lease financing typically occur in cases where the financed amounts, terms, collateral, or structures are not attractive to lenders, or where the credit rating of the lessee is not acceptable to lenders. The Company also temporarily finances selected leases internally, generally for less than 90 days, until permanent outside nonrecourse financing is obtained.

           The loss or dissolution of either of these joint venture arrangements, and in particular, the MLC/CLC LLC, would have a material adverse effect upon the Company's ability to finance lease transactions and thus on the company's business, financial condition, results of operations, and cash flows. See "Risk Factors -- Dependence on Availability of Financing."

           In addition to the relationships described above, the Company, as part of its strategy, intends to seek to establish both formal and informal relationships with vendors, and by such participation in vendor marketing programs, leverage the Company's marketing efforts by using the sales force of the vendor. There can be no assurance that the Company will be able successfully to establish such relationships, or if established, that they will provide the sales leverage desired by the Company. The failure to establish such relationships would have a material adverse effect upon the Company's ability to increase its volume of transactions financed and thus on the Company's business, financial condition, results of operations, and cash flows. See "Business - Strategy."

ASSET OWNERSHIP RISK OF TECHNOLOGICAL OBSOLESCENCE, INABILITY TO RE-LEASE OR RE-SELL, OR FLUCTUATING MARKET CONDITIONS

           The Company has historically emphasized fair market value ("FMV") leases, i.e., operating and direct finance leases, where the Company will own the leased asset at the expiration of the lease term and will sell or re-lease the asset at that time at market rates either to the existing lessee or to another party. FMV leases require the Company to re-lease or re-sell the equipment in its portfolio in a timely manner upon termination of the lease in order to minimize off-lease time and recover its original investment in the equipment, and a failure to do so places the Company at a risk of not recovering its entire investment in the equipment ("residual risk").

           Numerous factors, many of which are beyond the control of the Company, may have an impact on the Company's ability to re-lease or re-sell equipment on a timely basis. Among the factors are general market conditions, regulatory changes, variations in the supply or cost of comparable equipment and technological improvements that lead to the risk of technological obsolescence. The computer and telecommunications industries have been characterized by significant and rapid technological advances.

           At the inception of each FMV lease, the Company has historically estimated a residual value for the leased equipment. A decrease in the market value of such equipment at a rate greater than the rate expected by the Company, whether due to rapid technological obsolescence or other factors, would adversely affect the residual values of such equipment. Consequently, there can be no assurance that the Company's estimated residual value for equipment will be realized.

           If the Company's estimated residual values are reduced or not achieved in the future, its business, financial condition, results of operations, and cash flows could be materially adversely affected. As of March 31, 1997, the total net unrealized residual value at the end of the initial lease term of the Company's owned lease portfolio was approximately $4.19 million consisting of $2.92 million of operating lease portfolio and $1.27 million of residual values of direct financing lease portfolio. As of September 30, 1997, the total net unrealized residual value at the end of the initial lease term of the Company's owned lease portfolio was approximately $6.15 million consisting of $2.67 million of operating lease portfolio and $3.48 million of residual values of direct financing lease portfolio. Similarly, if the Company is unable to re-lease or re-sell equipment on favorable terms, its business, financial condition, results of operations, and cash flows could be materially adversely affected. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Revenue Recognition and Lease Accounting" and "Business -- Leasing, Financing and Sales Activities."

           The Company also engages in the short-term trading of equipment in the after market. To the extent the Company purchases equipment without having a firm commitment for its re-lease or re-sale or if a firm commitment for re-lease or re-sale were to exist but not be consummated for whatever reason, the Company would be subject to all the risks of ownership of the equipment as described above. See "Business -- Industry Overview."

DEPENDENCE ON AVAILABILITY OF FINANCING

           The business in which the Company is engaged is a capital intensive business. The Company's business involves both the leasing and the financing of assets. The leasing business is characterized by ownership of the assets residing with the Company or its assigns. The financing business is characterized by the beneficial ownership of assets residing with the asset user or customer. Several different types of financing, each of which is described below, are important to the conduct of the Company's leasing and financing business. An inability to obtain any of these types of financing would have a material adverse effect upon the Company's business, financial condition and results of operations.

           The typical lease transaction requires both nonrecourse debt and an equity investment by the Company at the time the equipment is purchased. The typical financing transaction is dependent upon the nonrecourse financing described below. The Company's equity investment in the typical lease transaction generally ranges between 5% and 20% of the equipment cost but sometimes can be as high as 35% depending on the lease term and equipment's technological life. The balance of the equipment cost, or the nonrecourse debt portion, is typically financed with a lender on a nonrecourse basis to the Company. The Company's equity investment must come from: (i) equity investments from third parties (including MLC/GATX Limited Partnership I and MLC/CLC LLC);
(ii) internally generated funds; (iii) the net proceeds of the sale of the Company's securities; or (iv) recourse borrowings. Accordingly, the Company's ability to successfully execute its business strategy and to sustain its growth is dependent largely on its ability to obtain each of the foregoing types of financing.

           Information relating to the sources of each type of financing for equipment acquisitions is as follows:

           Nonrecourse Financing. The credit standing of the Company's customers must be of such a quality as to allow the Company to finance most of its leasing or financing transactions on a nonrecourse basis. Under a nonrecourse loan, the Company borrows an amount equal to the committed lease payments under the financed lease, discounted at a fixed interest rate. The lender is entitled to receive the payments under the financed lease in repayment of the loan, and takes a security interest in the related equipment but has no recourse against the Company. The Company retains ownership of such equipment, subject to the lender's security interest. Interest rates under this type of financing are negotiated on a transaction-by-transaction basis and reflect the financial condition of the lessee, the term of the lease and the amount of the loan. As of March 31, 1997, and September 30, 1997, the Company had aggregate outstanding nonrecourse borrowings of approximately $19.7 million and $16.1 million, respectively.

           The Company adopted Statement of Financial Accounting Standards No. 125 ("SFAS No. 125"), Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities as of January 1, 1997. SFAS No. 125 has changed the manner in which the Company determines and recognizes the gain recorded upon the transfer of its interest in finance contracts subsequent to December 31, 1996. Additionally, SFAS No. 125 requires the Company to record gains or losses with respect to transfers of its interest in leases previously accounted for as direct finance leases. SFAS No. 125 has also altered the presentation in the Company's consolidated financial statements of revenues, expenses and certain assets and liabilities associated with finance contracts sold. Prior to this accounting pronouncement, proceeds received from assigning receivables from direct financing leases prior to December 31, 1996 would have been recorded as nonrecourse debt rather than the required new sale treatment as required under SFAS 125. As a result, certain aspects of the Company's financial statements as of September 30, 1997 may not be directly comparable to the prior period financial statements based on the requirement that no retroactive accounting was allowable.

           The Company's objective is to enter into leasing or financing transactions with creditworthy customers whose credit standing will permit the Company to finance such leases with banks or other financial institutions on a nonrecourse basis to the Company. The Company's customers which do not have a credit rating of Baa or better generally are creditworthy non-rated companies that may be publicly or privately owned. The Company has had success in meeting this objective in the past, but there is no assurance that banks or other financial institutions will be willing or able to continue to finance the Company's lease transactions on a nonrecourse basis, that the Company will continue to be able to attract customers that meet the credit standards for nonrecourse financing required by the Company's financing sources or that those standards will not change in the future.

           Government Financing. The Company also originates tax-exempt state and local lease transactions in which the interest income is exempted from federal income taxes, and to some degree, certain state income taxes. The Company assigns its tax-exempt leases to institutional investors, banks and investment banks which can utilize tax-free income, and has a number of such entities which regularly purchase the transactions. The Company also originates financings involving various agencies of the U.S. Government. In addition to the usual risks associated with commercial transactions, these financings may be subject to numerous termination provisions (see "Risk Factors -- Government Termination Risk") and may also contain risks associated with a vendor's inability to meet contractual obligations to provide specified goods or services as specified on an ongoing basis. Historically, there have been a limited number of financial institutions which have provided financing for these contracts, and although the Company maintains favorable relationships with a few, there can be no assurance that the Company will be able to replace these relationships or find other lenders in the event existing relationships are terminated.

           Lease Assignment Financing. Access to nonrecourse financing is also important to the Company's lease sales revenue and fee income. The Company enters into many transactions involving government leases which it immediately assigns and sells on a nonrecourse basis to third parties and records any gain or loss from the transaction as lease revenue. Unavailability of persons willing to acquire such government leases on such a nonrecourse basis could materially adversely affect the Company's ability to consummate such sales transactions and thus have a material adverse effect upon the Company's business, financial condition, results of operations, and cash flows. See "Business -- Financing."

           Equity Joint Ventures. Through MLC/GATX Limited Partnership I and MLC/CLC LLC, the Company has formal joint venture arrangements with two institutional investors which provide the equity investment financing for certain of the Company's transactions. GATX, an unaffiliated company which beneficially owns 90% of MLC/GATX Limited Partnership I, is a publicly listed company with stockholders' equity in excess of $806 million as of June 30, 1997. Cargill Leasing Corporation, an unaffiliated investor which owns 95% of MLC/CLC LLC, is affiliated with Cargill, Inc., a privately held company that was reported by Forbes Magazine in December, 1997 to have sales of $56 billion, operating income of $3.2 billion and net income of $814 million for the fiscal year ended May, 1997. See "Risk Factors -- Dependence on Major Relationships."

           For fiscal year 1997 and the six months ended September 30, 1997, approximately $20.4 million or 23.5% and approximately $28.1 million or 41.5%, respectively, of the Company's total revenue was attributable to sales of lease transactions to MLC/GATX Limited Partnership I and the MLC/CLC LLC entity. Transactions involving the use or placement of equity from these joint ventures require the consent of the relevant joint venture partner, and if financing from those sources were to be withheld or were to become unavailable, it would limit the amount of equity available to the Company and have a material adverse effect upon the Company's business, financial condition, results of operations, and cash flows. See "Business -- Financing."

           Equity Capital and Internal Financing. Occasionally the Company finances leases and related equipment internally, rather than with financing provided by lenders. These internal lease financings typically occur in cases where the financed amounts are not sufficiently large to be attractive to lenders or where the credit rating of the lessee is not acceptable to lenders. The Company also temporarily finances selected leases internally, generally for less than 90 days, until permanent outside nonrecourse financing is obtained.

           If the Company significantly increases its leasing and financing volumes as a result of new vendor relationships or substantially increases the size of its leasing portfolio or if other unforeseen developments occur, the Company may require the proceeds of additional equity financings within the next 12 to 18 months. Additional equity may also be necessary in order for the Company to have a sufficient equity position to meet debt-to-equity ratios required by its recourse lenders in the future. There can be no assurances that the Company will be able to generate operating cash flow or raise additional equity at that time or at any time in the future or that the Company will be able to raise such equity on terms which do not cause significant dilution to its stockholders. See "Business -- Financing."

           Recourse Financing. Bank Lines of Credit. The Company relies on recourse borrowing in the form of revolving lines of credit for working capital to acquire equipment to be resold in its trading operation and to acquire equipment for leases and, to a lesser extent, the Company uses recourse financing for long term financing of leases. As of March 31, 1997, the Company's available credit under its short-term, recourse facility with First Union National Bank of Virginia, N.A. (the "First Union Facility") totaled $5,000,000, and no amounts were outstanding as of March 31, 1997. Borrowing under the First Union Facility was available through July 30, 1997, with repayments due 90 days after borrowing; however, on June 10, 1997, the Company terminated the First Union Facility. Borrowings under the First Union Facility bore interest at LIBOR plus 275 basis points. The Company previously had a $2,000,000 facility with NationsBank, N.A. which it allowed to expire on December 1, 1996.

           As of March 31, 1997 and September 30, 1997, the Company had aggregate outstanding recourse borrowings of $439,004 and $4,763,664, respectively, from various lenders, primarily for the long term financing of leases.

           On June 5, 1997, the Company entered into a $15,000,000 committed recourse line of credit with CoreStates Bank, N.A. (the "CoreStates Facility"). Borrowings under the CoreStates Facility, which is available through June 5, 1998, bear interest at LIBOR + 110 basis points, or, at the Company's option, prime minus one percent. On September 5, 1997, the Company entered into Amendment No. 1 (the "Amendment") dated September 5, 1997 between it and CoreStates Bank, N.A. The Amendment increases the Loan Commitment from $15,000,000 to $25,000,000 and increases the amount of Investment Grade Paper which may qualify as Eligible Leases from $10,000,000 to $15,000,000. In connection with the Amendment, the Company made and delivered to CoreStates a $25,000,000 note

(the "Note") dated September 5, 1997 to replace the $15,000,000 note existing under the Credit Agreement. On June 10, 1997, the Company terminated its First Union Facility, repaid all amounts outstanding, and made its first borrowing under the CoreStates Facility in the amount of $7,500,000. The CoreStates Facility is made to MLC Group and guaranteed by MLC Holdings. The CoreStates Facility is secured by certain of the Company's assets such as chattel paper (including leases), receivables, inventory, and equipment. The availability of the line is subject to a borrowing base which consists of inventory, receivables, purchased assets, and leases. Availability under the revolving lines of credit may be limited by the asset value of equipment purchased by the Company and may be further limited by certain covenants and terms and conditions of the facilities. In the event that the Company is unable to sell the equipment or unable to finance the equipment on a permanent basis within a certain period of time, the availability of credit under the lines could be diminished or eliminated. Furthermore, in the event that receivables collateralizing the line are uncollectible, the Company would be responsible for repayment of the lines of credit. Accordingly, such a default could have a material adverse effect on the business, financial condition and results of operations of the Company, particularly if the then fair market value of the equipment is insufficient to satisfy the obligations due to the bank. There can be no assurance that the Company will be able to renew, extend or replace this credit facility and a failure to renew, extend or replace any of this facility would have a material adverse effect upon the Company's business, financial condition, results of operations, and cash flows.

           The Company's newly acquired subsidiaries, MLC Network Solutions (acquired July 24, 1997) and ECCI (acquired September 29, 1997), both have separate credit sources to finance their working capital requirements for inventories and accounts receivable, which the Company has guaranteed. Their traditional business as value-added resellers of PC's and related network equipment and software products is financed through agreements known as "floor planning" financing where interest expense for the first thirty days is charged to the supplier/distributor but not the reseller. These floor plan liabilities are recorded under accounts payable as they are normally repaid within the 30 day time frame as they represent an assigned accounts payable originally generated with the supplier/distributor. If the 30 day obligation is not timely liquidated, interest is then assessed at stated contractual rates. As of September 30, 1997 MLC Network Solutions has floor planning availability of $1,400,000 through Deutsche Financial, Inc. and $300,000 from IBM Credit Corporation. The outstanding balances to these respective suppliers were $595,033 and $25,786 as of September 30, 1997. ECCI has floor planning availability of $1,500,000 from AT&T Credit Corporation, $1,000,000 through IBM Credit Corporation, and $100,000 through Deutsche Financial, Inc. The outstanding balances to these respective suppliers were $522,713, $470,454 and $6,048 as of September 30, 1997. ECCI additionally has a line of credit in place, expiring on April 30, 1998, with PNC Bank, N.A. to provide an asset based credit facility. The line has a maximum credit limit of $2,500,000 and interest is based on the bank's prime rate. The outstanding balance was $931,000 as of September 30, 1997. There can be no assurance that the Company will be able to renew, extend or replace these credit facilities and a failure to renew, extend or replace any of these facilities would have a material adverse effect upon the Company's business, financial condition, results of operations, and cash flows.

           Partial Recourse Borrowing Facilities. On March 12, 1997, the Company finalized and executed documents establishing a $10,000,000 credit facility agreement (the "Heller Facility"), with Heller Financial, Inc. ("Heller"), a Delaware corporation. Under the terms of the Heller Facility, a maximum amount of $10,000,000 is available to the Company, provided that each draw is subject to the approval of Heller. The Heller Facility is evidenced by a Loan and Security Agreement dated as of January 31, 1997 (the "Loan Agreement") and a First Amendment to Loan and Security Agreement (the "Amendment") dated as of March 12, 1997 (although the Loan Agreement is dated effective January 31, 1997, all documents were executed concurrently in March,
1997). The primary purpose of the Heller Facility is for the permanent fixed-rate discounting of rents for commercial leases of information technology assets with the Company's middle-market customers. As of March 31, 1997, no advances under the Heller Facility had been made. As of September 30, 1997, the principal balance due under the Heller Facility was $941,187. Each advance under the facility will bear interest at an annual rate equal to the sum of the weekly average U.S. Treasury Constant Maturities for a Treasury Note having approximately an equal term as the weighted average term of the contracts subject to the advance, plus an index ranging from 1.75% to 3.00%, depending on the amount of the advance and the credit rating (if any) of the lessee. The Heller Facility contains a number of covenants binding on the Company and is a limited recourse facility, secured by a first-priority lien in the contracts and chattel paper relating to each advance, the equipment subject to such contracts, a 10% cross-collateralized first loss guarantee, and all books, records and proceeds pertaining thereto. The Heller Facility is made to MLC Group and guaranteed by MLC Holdings. As compared to a committed line of credit, lending under the Heller Facility is in Heller's sole discretion, and is further subject to MLC Group's compliance with certain conditions and procedures. Under the Heller Facility, upon not less than sixty (60) days' prior notice, either Heller or the Company may notify the other of its intention not to seek/provide any further financing thereunder. There can be no assurance that the Company will be able to renew, extend or replace this credit facility and a failure to renew, extend or replace any of this facility would have a material adverse effect upon the Company's business, financial condition, results of operations, and cash flows.

           With respect to the long-term recourse notes to finance certain leases, the availability of such recourse borrowing is dependent on both the creditworthiness of the customer, as described above under "-- Dependence on Availability of Financing -- Nonrecourse Financing," and the creditworthiness of the Company, including the Company's ability to meet certain debt-to-equity ratios often required by recourse lenders. The Company's ability to increase the amount of its recourse debt has been limited by its capital position and, prior to the Company's initial public offering on November 20, 1996 (the "Initial Public Offering"), the personal guarantees and collateral provided by its stockholders. No assurances can be given that the Company will not experience difficulty in obtaining recourse debt in the future, whether because lenders change their credit standards for providing such financing, the stockholders cease to provide personal guarantees or collateral, or because the Company increases its recourse borrowing to a level where it cannot meet such debt-to-equity ratio requirements or other financial covenants. The unavailability of such recourse financing would have a material adverse effect on the ability of the Company to finance lease transactions and, thus, have a material adverse effect upon the Company's business, financial condition, results of operations, and cash flows. See "Business -- Financing."

COMPETITION

           The Company faces substantial competition in connection with the purchase, sale and lease of new and used computer systems, computer peripheral equipment, upgrades and parts. Among its competitors are numerous national and regional companies selling, leasing and financing the same or equivalent products. Many of these competitors are well established, have substantially greater financial, marketing, technical and sales support than the Company and have established reputations for success in the purchase, sale and lease of computer-related products. In addition, many computer manufacturers may sell or lease directly to the Company's customers, and the Company's continued ability to compete effectively may be affected by the policies of such manufacturers. The Company also faces competition from other financial services firms such as investment banking firms which underwrite municipal bonds to finance large municipal acquisitions, national finance companies which finance equipment in the government and commercial sectors, banks which finance local customers and also engage in lease transactions to obtain favorable tax benefits, as well as other financial intermediaries similar to the Company which may focus specifically on geography, asset-type or customer profiles. There can be no assurance that the Company will be able to compete successfully or that it will maintain profitability in the future. See "Business -- Competition."

RISKS RELATED TO THE COMPANY'S ACQUISITION STRATEGY

           As part of its long-term business strategy, the Company intends to pursue acquisitions of other companies. Future acquisitions may result in potentially dilutive issuances of equity securities, the incurrence of additional debt and the amortization of expenses related to goodwill and other intangible assets, all of which could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows. There can be no assurance that the Company will be able to identify, acquire or profitably manage additional businesses or successfully integrate acquired businesses, if any, into the Company without substantial costs, delays or other operational or financial problems. Further, acquisitions may involve a number of special risks, including adverse effects on the Company's financial condition, operating results, cash flows, diversion of management's attention, failure to retain key acquired personnel, risks associated with unanticipated events or circumstances or legal liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on the Company's business, financial condition, results of operations, and cash flows. Client satisfaction or performance problems at a single acquired firm could have a material adverse impact on the reputation of the Company as a whole. In addition, there can be no assurance that acquired businesses, if any, will achieve anticipated revenues and earnings. The inability of the Company to implement and manage its acquisition strategy successfully may have an adverse effect on the future prospects of the Company. See "Business -- Strategy" and "--Acquisition of Related Companies."

           Risks Related to Acquisition Financing. The Company currently intends to finance future acquisitions by primarily using shares of its Common Stock, including the Acquisition Shares offered by this Prospectus, for all or a portion of the consideration to be paid. If the Common Stock does not maintain a sufficient value, or potential acquisition candidates are unwilling to accept Common Stock as part or all of the consideration for the sale of their businesses, the Company may be required to use more of its cash resources, if available, to initiate and maintain its acquisition program. If the Company does not have sufficient cash resources, its growth could be limited unless it is able to obtain additional capital through additional debt or equity financing. There can be no assurance that the Company will be able to obtain such financing if and when it is needed or that, if available, it will be available on terms the Company deems acceptable. As a result, the Company might be unable to successfully implement its acquisition strategy. The inability of the Company to implement and manage its acquisition strategy successfully may have an adverse effect on the future prospects of the Company.

           The Company has financed its last two acquisitions by using shares of its Common Stock for the total consideration. On July 24, 1997, the Company, through a new wholly owned subsidiary, MLC Network Solutions, which was incorporated on July 14, 1997, entered into an Agreement and Plan of Merger with Compuventures of Pitt County, Inc. ("Compuventures"). Compuventures was merged into MLC Network Solutions effective July 24, 1997. The outstanding shares of Compuventures common stock were converted into 260,978 shares, valued at $3,384,564, of MLC Holdings Common Stock. Educational Computer Concepts, Inc. (previously defined as "ECCI" and dba "ECC Integrated, Inc."), was acquired on September 29, 1997 by means of merging MLC Acquisitions Corporation, a newly formed corporation wholly owned by MLC Holdings, into ECCI with ECCI being the surviving entity. MLC Holdings effectively exchanged 498,998 shares of its stock, valued at $7,092,000, for the total stock of ECCI. Each of the mergers was accounted for as a pooling of interests.

           The Company anticipates that it will also need additional funds to implement its acquisition and internal growth strategies. The Company has a line of credit facility for use for working capital and other general corporate purposes, which may include acquisitions. There can be no assurance, however, that the line of credit will be sufficient for the Company's needs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources,"

"Business --Strategy" and "--Acquisition of Related Companies." The Company currently has no binding agreements or understandings with regard to any acquisitions.

DEPENDENCE ON CURRENT MANAGEMENT

           The operations and future success of the Company are dependent upon the efforts, abilities and relationships of the Company's Chairman, Chief Executive Officer and President, Phillip G. Norton, and its founder and Executive Vice President, Bruce M. Bowen, who also serves as a director of the Company, Thomas B. Howard Jr., Executive Vice President and Chief Operating Officer, Steven J. Mencarini, Senior Vice President and Chief Financial Officer, Kleyton L. Parkhurst, Secretary and Treasurer, Vincent Marino, President of ECCI and William G. Garner, President of MLC Network Solutions. The loss of any of these key management officers and personnel would materially adversely affect the business, financial condition, results of operations, and cash flows of the Company. Each of these officers has entered into an employment agreement with the Company. The Company maintains key-man life insurance on Mr. Norton in the form of two separate policies, one with First Colony Forge Life Insurance Company and the second with CNA/Valley Forge Life Insurance Company Life Co., each in the amount of $5 million, and on Mr. Bowen with CNA/Valley Forge Life Insurance Company in the amount of $1 million. See "Management -- Executive Compensation and Other Information -- Compensation Arrangements and Employment Agreements."

CONTROL BY PRINCIPAL STOCKHOLDERS

           One of the Company's current principal stockholders, Phillip G. Norton, Chairman, Chief Executive Officer and President of the Company, directly and indirectly controls approximately 46% of the Company's outstanding Common Stock. In the event of the death of Phillip G. Norton, Patricia A. Norton, if then living, would succeed to his rights under the Irrevocable Proxy and Stock Rights Agreement. See "Management -- Executive Compensation and Other Information" and "Principal Stockholders -- Irrevocable Proxy and Stock Rights Agreement."

           Similarly, another of the Company's current principal stockholders, Bruce M. Bowen, a director and Executive Vice President of the Company, directly and indirectly controls approximately 12.7% of the Company's outstanding Common Stock. See "Management -- Executive Compensation and Other Information" and "Principal Stockholders."

           Because of their ownership positions, Messrs. Norton and Bowen will have a substantial influence on the election of all of the Company's directors, and, therefore, substantial control of the direction of the affairs of the Company. Mr. Norton, acting in concert with Mr. Bowen, will effectively control the election of a majority of the members of the Company's Board of Directors and will effectively be able to determine all corporate actions, including amendments to the Company's charter documents, or take other actions which could adversely affect minority stockholders. In addition, the Company's stockholders do not have the right to cumulative voting in the election of directors, the absence of which has the effect of making it unlikely that the public stockholders will be able to cause any director to be elected to the Company's Board of Directors, other than those supported by Messrs. Norton and Bowen. See "Description of Capital Stock" and "Principal Stockholders."

GOVERNMENT TERMINATION RISK

           Virtually all of the Company's lease volume with government customers is pursuant to leases which are "subject to appropriation," or, with respect to federal government leases, "also subject to termination for convenience or the risk of non-renewal at the end of each fiscal year." A lease which is subject to termination for convenience may also be terminated by the government at any time prior to expiration of the fiscal year on various grounds in which event, while the Company or its assignee through the contractor may submit a claim for losses, if any, associated therewith, the timing and amount of a settlement upon such a claim can be uncertain. In addition, most federal government leases are written over several fiscal years and give the government the option not to renew at the end of each fiscal year for any reason, even if funds have been appropriated. In the case of a lease which is "subject to appropriation," the obligation of the lessor is subject to and contingent upon appropriation of funding for that lease in future fiscal years and if such funding is not appropriated, then the governmental lessee has no obligation to continue the lease. The Company has historically sought and been able to pass these appropriation, non-renewal and termination for convenience risks to financial institutions by financing such leases on a "nonrecourse" basis; however, there can be no assurance that the Company will be able to obtain such financing in the future. A material increase in either industry-wide termination experience or in the Company's termination due to non-appropriation, non-renewal or termination for convenience experience would make it more difficult for the Company to obtain nonrecourse financing for similar "subject to appropriation" governmental leases in the future and would have a material adverse effect on the Company's business, financial condition, results of operations, and cash flows.

           As of the end of fiscal year 1997 and as of September 30, 1997, the Company had $244,115 and $522,576, respectively, of assets leased to governmental units. All of these leases are subject to termination rights by the governmental units as described above.

DEPENDENCE UPON AVAILABILITY OF EQUIPMENT

           A material portion of the Company's sales and lease revenues are derived from equipment which the Company obtains in the computer "after market." As a supplier of used International Business Machines Corporation ("IBM") and IBM-compatible computer equipment and other equipment, the Company must constantly identify sources for products at costs which permit the Company to re-sell or re-lease such equipment on a competitive and profitable basis. Technological advances and shifts in customer preferences may require the Company to offer additional or different products not available through its current network of product suppliers and could render a portion of the Company's inventory and lease portfolio unmarketable or marketable only at lower prices or rates. From time-to-time, the Company and its competitors have experienced shortages in the availability of certain products.

           The Company obtains after market equipment primarily to fill orders for such equipment by its customers. The computer market is characterized by a number of different types of customers. Certain customers seek only the newest or most sophisticated equipment while other customers are far more price sensitive. While the risk of technological obsolescence means that one customer may no longer have need for a specific type of equipment, it may still be useful to another customer. Similarly, due to changes in customer preferences a customer may no longer wish to continue leasing a particular piece of equipment. When the Company is forced to move equipment from one customer to another, there can be no assurance that the Company will be able to find a new customer for that equipment or if a new customer is identified, that the price it will be able to sell or lease the equipment does not result in a loss to the Company. The occurrence of technological obsolescence or change in preference may cause a decline in the economic value of equipment.

           Like any market, the computer marketplace is subject to product shortages from time to time. The principal effect on the Company would be on timely locating computer equipment in the after market. The Company may receive an order from a customer for a piece of computer equipment that it must obtain in the after market and be unable to do so in the required time frame.

           The occurrence of these shortages in the future would have a material adverse effect on the Company's business, financial condition, results of operations, and cash flows. As of March 31, 1997, the Company's inventory of information technology equipment was $1,278,144 which also was the highest inventory level at the end of any quarter during the fiscal year. As of September 30, 1997, the Company's inventory of information technology equipment was $1,625,496. See "Business -- Competition."

MANAGEMENT OF GROWTH

           In order to support the anticipated growth of its business, the Company has added new personnel in 1995, 1996, and 1997 and expects to add additional personnel in 1998. The Company is absorbing, and will continue to absorb in the future, the effects of additional personnel costs and the implementation of new systems necessary to manage such growth. The Company's future operating results will depend on its ability to attract, hire and retain skilled employees and on the ability of its officers and key employees to continue to implement and improve its operational and financial control systems and to train and manage its employees. If the Company is unable to manage growth effectively, or attract and retain the personnel it requires, the Company's business, financial condition, results of operations, and cash flows would be materially adversely affected.

RISK OF CHANGES IN TAX LAWS

           The Company's leasing activities generate significant depreciation allowances that provide the Company with substantial tax deductions on an ongoing basis. Many of the Company's lessees currently enjoy favorable tax treatment by entering into operating leases. In addition, parties financing certain leases to state and local governments enjoy favorable tax treatment based upon their interest income not being subject to certain income taxes. Any change to current tax laws that makes existing operating lease financing or municipal lease financing less attractive could materially adversely affect the Company's business, financial condition, results of operations, and cash flows.

RISK OF CHANGES IN ACCOUNTING PRACTICES

           Many of the Company's lessees currently enjoy favorable accounting treatment of operating leases. Any change to current accounting principles that make operating lease financing less attractive could materially adversely affect the Company's business, financial condition, results of operations, and cash flows. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" for a discussion of the impact of new accounting pronouncements.

INTEREST RATE RISK

           During the marketing and bid process for new lease transactions, the Company typically provides a proposal to the customer based upon market conditions at the time of the proposal. While the proposal in many instances will provide the Company with the ability to reprice its bid under certain conditions, in general terms, between the time the proposal is issued by the Company and the time the lease transaction is ultimately financed by the Company, the Company is exposed to interest rate risk to the extent interest rates increase.

           In addition, prior to obtaining long-term financing for its leases and the related equipment, the Company sometimes finances the purchase of those assets through lines of credit which bear interest at variable rates. See "Risk Factors -- Dependence on Availability of Financing -- Recourse Financing" and "Business -- Financing." The Company is exposed to interest rate risk on leases financed through the

CoreStates Bank, N.A. Facility to the extent interest rates increase between the time the leases are initially financed and the time they are permanently financed.

ANTI-TAKEOVER EFFECTS OF GOVERNING DOCUMENTS, CONTROL BY INSIDERS, DELAWARE LAW AND STAGGERED BOARD

           The Company's Certificate of Incorporation and Bylaws contain certain provisions that could have the effect of making it more difficult for a party to acquire, or of discouraging a party from attempting to acquire, control of the Company without approval of the Company's Board of Directors.

           Under the Company's Certificate of Incorporation, the Board of Directors has authority to issue up to 2,000,000 shares of $.01 par value preferred stock of the Company, in one or more series, having such rights and privileges, including, without limitation, voting rights, as the Board of Directors may determine in its sole discretion. No consent of the holders of shares of Common Stock is required to authorize the issuance of any class of preferred stock of the Company. The rights of the holders of shares of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. While the Company has no present intention to issue shares of preferred stock, such issuance could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. See "Description of Capital Stock."

           The Company's Certificate of Incorporation and Bylaws further provide for the Company's Board of Directors to be divided into three classes, with directors in each class elected for three-year staggered terms, except for the initial directors. This classification of the Board of Directors could make it more difficult for a third party to acquire control of the Company, because it would require more than one annual meeting of the stockholders to elect a majority of the Board of Directors. One of the Company's current principal stockholders, Phillip G. Norton, Chairman, Chief Executive Officer and President of the Company, controls approximately 46% of the Common Stock, and thus will likely be able to prevent a third party from acquiring control of the Company. See "-- Control by Principal Stockholders."

           The Company is a Delaware corporation and is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law ("DGCL"). In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of the Company's outstanding voting stock) from engaging in a "business combination" with the Company for three years following the date that the person became an interested stockholder unless the business combination is approved in a prescribed manner. This statute could make it more difficult for a third party to acquire control of the Company. See "Description of Capital Stock -- Certain Anti-Takeover Provisions."

PUBLIC MARKET FOR STOCK

           The market price of the Common Stock, like that of the securities of other equipment leasing and financing companies, may be highly volatile. In the future, there may be significant volatility in the market price of the Common Stock due to factors that may or may not relate to the Company's performance. For example, the market price may be significantly affected by the following, and other factors: actual or anticipated financial results of the Company; the market price of stocks of other capital equipment leasing and financing companies; fluctuations and trends in prevailing money market interest rates; announcements from vendors of the Company's leased equipment regarding new products or technological innovations; equipment price changes; changes in government regulations; accounting principles or tax laws applicable to the Company; the operating results or financial condition of the Company's vendors or principal customers; or acquisitions affecting the Company's vendors or principal customers.

ABSENCE OF DIVIDENDS

           The Company has never paid a cash dividend to stockholders and does not anticipate paying dividends on the Common Stock in the foreseeable future, as the Company's Board of Directors intends to retain the Company's earnings for use in the business. See "Dividend Policy."

POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

           The Company's future quarterly operating results may fluctuate. In the event the Company's revenues or earnings for any quarter are less than the level expected by securities analysts or the market in general, such shortfall could have an immediate and significant adverse impact on the market price of the Common Stock. Any such adverse impact could be greater if any such shortfall occurs near the time of any material decrease in any widely followed stock index or in the market price of the stock of one or more public equipment leasing and financing companies or major customers of the Company.

           The Company's quarterly results of operations are susceptible to fluctuations for a number of reasons, including, without limitation, any reduction of expected residual values related to the equipment the Company leases, timing of specific transactions and other factors. Quarterly operating results could also fluctuate as a result of the sale by the Company of equipment in its lease portfolio, at the expiration of a lease term or prior to such expiration, to the lessee or to a third party. Such sales of equipment may have the effect of increasing revenues and net income during the quarter in which the sale occurs, and reducing revenues and net income otherwise expected in subsequent quarters. See "Risk Factors -- Asset Ownership Risk of Technological Obsolescence, Inability to Re-lease or Re-sell, or Fluctuating Market Conditions" and "Management's Discussion and Analysis of Results of Operations and Financial Condition."

           Given the possibility of such fluctuations, the Company believes that comparisons of the results of its operations for one quarter should not be relied upon as an indication of future performance.

SHARES ELIGIBLE FOR FUTURE SALE MAY ADVERSELY AFFECT THE MARKET PRICE OF COMMON STOCK

           The Company has 6,071,305 shares of Common Stock outstanding as of the date of this Prospectus. Of this amount, 1,150,000 shares of Common Stock are freely tradable without restriction. The remaining 4,921,305 shares, unless registered, will be required to be sold pursuant to provisions of Rule 144 under the Securities Act. Sales of any such shares could adversely affect the market price of the Common Stock. See "Description of Capital Stock -- Shares Eligible for Future Sale." The 921,305 shares issued in the acquisitions of Compuventures and ECCI of 260,978 and 498,998 on July 24, 1997 and September 29, 1997, respectively, and 161,329 shares issued by the Company in a private placement on June 18, 1997 are included in the Registration Statement of which this Prospectus forms a part. See "Selling Stockholders."

DEPENDENCE ON THE CONTINUED AUTHORIZATION TO RESELL AND PROVIDE MANUFACTURER AUTHORIZED EQUIPMENT AND SERVICES

           The Company's future success with IT service offerings and product sales depends in part on its continued authorization as a service provider and its continued status as a certified reseller of certain hardware and software products. Without such sales and service authorizations, the Company would be severely restricted in its ability to provide the range of services and products currently offered. In general, the agreements between the Company and such manufacturers include termination provisions, some of which are immediate. There can be no assurance that such manufacturers will continue to authorize the Company as an approved reseller or service provider, and the loss of one or more of such authorizations could have a material adverse effect on the Company's results of operations, financial condition and business. Although the Company has not experienced significant problems with its suppliers of hardware, software and peripherals, there can be no assurance that such relationships will continue or that, in the event of a termination of its relationships with any given supplier, it would be able to obtain alternative sources of supply without a material disruption in the Company's ability to provide products and services to its clients. Furthermore, as is typical in the industry, the Company receives credits or allowances from many manufacturers for market development which are used to offset a portion of the Company's cost of products sold. Changes in the availability, structure or timing of these credits or allowances or any material disruption in the Company's supply of products could have a material adverse effect on the Company's results of operations, financial condition, cash flows, and business.

                                  THE COMPANY

           The Company is a Delaware corporation which, pursuant to a reorganization effected September 1, 1996, serves as the holding company for MLC Group and other subsidiaries. The Company engages in no other business other than serving as the parent holding company for MLC Group, MLC Capital, Inc., MLC Federal, Inc., MLC Network Solutions, ECCI and MLC Leasing, S.A. de C.V. based in Mexico City, Mexico, (a wholly owned subsidiary of MLC Group and MLC Network Solutions which to date has conducted no business). MLC/GATX Leasing Corporation is a 50% owned investment of MLC Group.

           MLC Group, a Virginia corporation, founded in 1990 and originally named Municipal Leasing Corporation, currently conducts the majority of all business activity of the Company. MLC Group has obtained a significant source of its equity financing for transactions through two joint venture arrangements: (i) MLC/GATX Limited Partnership I; and (ii) MLC/CLC LLC. MLC Group has a 9.5% limited partnership ownership interest in MLC/GATX Limited Partnership I and owns 50% of the stock of MLC/GATX Leasing Corporation, which serves as general partner of MLC/GATX Limited Partnership I with a 1% general partnership interest. MLC Group has a 5% membership interest in

MLC/CLC LLC and serves as its manager. See "Risk Factors -- Dependence on Major Relationships" and "Business -- Financing."

           On July 24, 1997, the Company, through a new wholly owned subsidiary, MLC Network Solutions which was incorporated on July 14, 1997, entered into an Agreement and Plan of Merger with Compuventures. Compuventures was merged into MLC Network Solutions effective July 24, 1997. The outstanding shares of Compuventures Common Stock were converted into 260,978 shares, valued at $3,384,564, of MLC Holdings Common Stock. Compuventures is a value-added reseller of PC's and related network equipment and software products and provides various support services to its customers from facilities located in Greenville, Raleigh and Wilmington, North Carolina. The merger was accounted for as a pooling of interests.

           Educational Computer Concepts, Inc. (referred to as "ECCI" and dba "ECC Integrated, Inc."), was acquired on September 29, 1997 through the merger of MLC Acquisitions Corporation, a newly formed corporation wholly owned by MLC Holdings, which was incorporated on September 2, 1997, into ECCI with ECCI being the surviving entity. ECCI currently conducts a network services and software and PC reselling business from its sole location in Pottstown, Pennsylvania. MLC Holdings effectively exchanged 498,998 shares of its Common Stock, valued at $7,092,000, for the total stock of ECCI. This transaction was also accounted for as a pooling of interests.

           MLC Capital, Inc. is an NASD-registered broker-dealer and, as of the date of this report, has conducted no business transactions. The Company does not have any plans, at present, to engage in business through MLC Capital, Inc.

           MLC Federal, Inc. was incorporated on September 17, 1997 to handle future business servicing the Federal government marketplace.

           On October 22, 1997, the Company formed MLC Leasing, S.A. de C.V., a wholly owned subsidiary of MLC Group and MLC Network Solutions based in Mexico City, Mexico. To date, no business has been conducted through the new subsidiary.

           On November 20, 1996, the Company closed a public offering of 1,000,000 shares of its Common Stock (the "Initial Public Offering"), and on December 13, 1996, the underwriter exercised its over-allotment option of 150,000 additional shares. The initial offering price was $8.75 per share. The Company received net proceeds of $8,603,762. Expenses and underwriter's discount relating to the Initial Public Offering were $1,458,738.

           On July 1, 1997, the Company issued 161,329 shares of stock to a single investor in a private placement for cash consideration of $2,000,000 (a per share price of $12.40). The stock was priced, per a Stock Purchase Agreement dated June 18, 1997, at a per share price equal to one-twentieth (1/20) of the sum of the closing price per share of the Company's Common Stock as reported on the NASDAQ National Market at the close of each of the last twenty business days immediately prior to the closing date (June 4 to July 1), multiplied by (.95).

           The Company's principal executive offices are located at 11150 Sunset Hills Road, Suite 110, Reston, Virginia 20190-5321 and its telephone number at such address is (703) 834-5710. The Company's 186 employees operate through twelve offices, including its principal executive office and eleven regional sales offices which are located in the following metropolitan and suburban areas: Pottstown and West Chester, Pennsylvania (both are Philadelphia suburban locations); Dallas and Austin, Texas; Sacramento and San Diego California; Greenville, Wilmington and Raleigh (2 offices),

North Carolina and Atlanta, Georgia. The Company also has an arrangement with an independent contractor who works primarily for the Company in Columbus, Ohio.

                                USE OF PROCEEDS

           The 2,000,000 Acquisition Shares to be offered and issued by the Company will be issued from time to time in full or part consideration in connection with future acquisitions by the Company.

           An additional 964,305 Selling Stockholder Shares subject of this Prospectus have been previously issued to the Selling Stockholders and are being offered for sale by the Selling Stockholders. Consequently, the Company will not receive any of the proceeds from the sales of such shares.

                                DIVIDEND POLICY

           The Company has never paid a cash dividend to stockholders and the current policy of the Company's Board of Directors is to retain the earnings of the Company for use in the business. In addition, the CoreStates Facility prohibits the Company from paying any dividends under certain circumstances. Therefore, the payment of cash dividends on the Common Stock is unlikely in the foreseeable future. Any future determination concerning the payment of dividends will depend upon the elimination of these restrictions and the absence of similar restrictions in other agreements to which the Company is a party, the Company's financial condition, the Company's results of operations and any other factors deemed relevant by the Board of Directors.

                                 CAPITALIZATION

           The following table sets forth the capitalization of the Company as of September 30, 1997.

                                                                             As of September 30, 1997
                                                                             ------------------------
                                                                               (Dollars in thousands)

Nonrecourse notes payable..........................................................       $4,764
Recourse notes payable.............................................................       16,134
                                                                                          ------
Total..............................................................................       20,898
Stockholders' equity:
     Preferred stock, $0.01 par value -- 2,000,000
       shares authorized; none issued or outstanding...............................          --
     Common stock, $0.01 par value - 25,000,000 shares
       authorized; 6,071,305 shares issued and
       outstanding (actual)........................................................           61
Additional paid-in capital.........................................................       11,356
Retained earnings..................................................................        9,294
                                                                                          ------
     Total stockholders' equity....................................................       20,711
                                                                                          ------
     Total capitalization..........................................................      $41,609
                                                                                          ======

                      SELECTED CONSOLIDATED FINANCIAL DATA

           The selected consolidated financial data set forth below should be read in conjunction with the Consolidated Financial Statements of the Company and related Notes thereto and the information included under "Management's Discussion and Analysis of Results of Operations and Financial Condition," included elsewhere herein. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Business."

           The following condensed consolidated balance sheets and statements of earnings have been restated to include the accounts and results of operations of the Company's two newly acquired subsidiaries which were accounted for under the pooling-of-interests method. Although the balance sheets of the Company as of March 31, 1993, 1994 and 1995, prior to restatement, as well as the balance sheets of Compuventures and ECCI as of March 31, 1995 have been audited, the restated balance sheets of the Company as of March 31, 1993, 1994 and 1995 have been prepared by the Company, without audit. Additionally, although the Company's statements of earnings for the years ended March 31, 1993 and 1994 have been audited, the restated statements of earnings for the years ended March 31, 1993 and 1994 have been prepared by the Company without audit. The Company elected to consolidate the data presented for its years ended March 31, 1993 and 1994 to reflect the results of operations of the two newly acquired subsidiary companies as of and for their years ended December 31, 1992 and 1993.

           The consolidated financial data, as of and for the six months ended September 30, 1996, and September 30, 1997, has been derived from unaudited financial information, which in the opinion of management of the Company includes all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation. The results of operations for the six months ended September 30, 1997, are not necessarily indicative of the results of operations that may be expected for the entire year. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Business." Dollars are in thousands, except per share data.

MLC HOLDINGS, INC. AND SUBSIDIARIES
SELECTED CONSOLIDATED FINANCIAL DATA

                                                                                   YEAR ENDED MARCH 31,
                                                        -----------------------------------------------------------------------
                                                             1993            1994          1995           1996         1997
                                                        -----------------------------------------------------------------------
STATEMENTS OF EARNINGS
Revenue:
   Sales of equipment                                     $   44,179      $   43,262     $  50,471     $   47,591   $   52,167
   Sales of leased equipment                                       -           5,940         9,958         16,318       21,634
   Lease revenues                                              1,219           1,577         2,968          6,009       10,345
   Net margin on sales type leases                               193             380           277             86            -
   Fee and other income                                          787           1,046           690          1,876        2,503
                                                        -----------------------------------------------------------------------
      Total revenues                                          46,378          52,205        64,364         71,880       86,649
                                                        -----------------------------------------------------------------------
Costs and Expenses:
   Cost of sales of equipment                                 38,760          37,924        44,157         38,782       42,180
   Cost of sales of leased equipment                               -           5,698         9,463         15,522       21,667
   Direct lease costs                                            140             344           841          2,863        5,198
   Professional and other costs                                  792             628           657            709          577
   Salaries and benefits                                       3,907           4,590         5,679          6,682        8,241
   General and administrative expenses                         1,331           1,781         1,673          2,040        2,286
   Interest and financing costs                                  333             512         1,111          1,702        1,649
   Nonrecurring acquisition costs                                  -               -             -              -            -
                                                        -----------------------------------------------------------------------
      Total costs and expenses                                45,263          51,477        63,581         68,300       81,798
                                                        -----------------------------------------------------------------------

Earnings before provision for income taxes                     1,115             728           783          3,580        4,851
Provision for income taxes                                       185              59           198            881        1,360
                                                        -----------------------------------------------------------------------
Net earnings before extrordinary item                            930             669           585          2,699        3,491
Extraordinary gain, net (1)                                        -               -             -            117            -
                                                        -----------------------------------------------------------------------
Net earnings                                              $      930      $      669     $     585     $    2,816   $     3,491
                                                        =======================================================================
Earnings per common share, before extraordinary item            0.21            0.15          0.13           0.59         0.67
Extraordinary gain per common share                                -               -             -           0.03            -
                                                        -----------------------------------------------------------------------
Net earnings per common share                             $     0.21      $     0.15     $    0.13     $     0.62   $     0.67
                                                        =======================================================================
Pro forma net earnings (2)                                $      756      $      545     $     529     $    2,389   $    3,133
                                                        =======================================================================
Pro forma net earnings per common share                   $     0.17      $     0.12     $    0.12     $     0.52   $     0.60
                                                        =======================================================================
Weighted average common shares outstanding                 4,380,270       4,380,270     4,383,490      4,572,635    5,184,261

                                                                                      AS OF MARCH 31,
                                                        ----------------------------------------------------------------------
                                                              1993           1994           1995          1996          1997
                                                        ----------------------------------------------------------------------
BALANCE SHEETS
Assets:
   Cash and cash equivalents                                $    669        $  1,632     $     276     $      651    $   6,654
   Accounts receivable                                         2,513           3,384         4,852          4,526        8,846
   Notes receivable                                               34              87            37             92        2,154
   Inventories                                                 1,844           1,692         1,294            965        1,278
   Net investment in direct financing and sales
      type leases, net                                         2,577          10,146        12,124         16,273       17,473
   Investment in operating lease equipment, net                2,104             164         1,874         10,220       11,065
   Other assets                                                   82             374           587          1,935          741
   All other assets                                              224             553           672            522          813
                                                        -----------------------------------------------------------------------
      Total assets                                          $ 10,047        $ 18,032     $  21,716     $   35,184    $  49,024
                                                        =======================================================================

Liabilities:
   Accounts payable - equipment                             $  2,107        $  1,092     $   3,014     $    4,973    $   4,946
   Accounts payable - trade                                    1,627           1,970         1,890          2,215        3,007
   Salaries and commissions payable                              313             280           316            153          672
   Recourse notes payable                                      1,419           3,113         2,597          2,106          439
   Nonrecourse notes payable                                   1,917           8,116        10,162         18,352       19,705
   All other liabilities                                         679           1,113           936          2,154        3,778
                                                        -----------------------------------------------------------------------
      Total liabilities                                        8,062          15,684        18,915         29,953       32,547
Total stockholders' equity                                     1,985           2,348         2,801          5,232       16,477
                                                        -----------------------------------------------------------------------
Total liabilities and stockholders' equity                  $ 10,047        $ 18,032     $  21,716     $   35,184    $  49,024
                                                        =======================================================================


                                                                 SIX MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                        -----------------------------------
                                                                 1996             1997
                                                        -----------------------------------
STATEMENTS OF EARNINGS
Revenue:
   Sales of equipment                                          $   22,344       $   25,493
   Sales of leased equipment                                        9,707           32,187
   Lease revenues                                                   3,911            7,218
   Net margin on sales type leases                                      -                -
   Fee and other income                                             2,263            2,819
                                                        -----------------------------------
      Total revenues                                               38,225           67,717
                                                        -----------------------------------
Costs and Expenses:
   Cost of sales of equipment                                      18,765           20,085
   Cost of sales of leased equipment                                9,591           31,580
   Direct lease costs                                               1,697            3,331
   Professional and other costs                                       232              441
   Salaries and benefits                                            3,648            4,785
   General and administrative expenses                              1,415            2,155
   Interest and financing costs                                       794              975
   Nonrecurring acquisition costs                                       -              183
                                                        -----------------------------------
      Total costs and expenses                                     36,141           63,536
                                                        -----------------------------------

Earnings before provision for income taxes                          2,084            4,181
Provision for income taxes                                            606              872
                                                        -----------------------------------
Net earnings before extrordinary item                               1,478            3,309
Extraordinary gain, net (1)                                             -                -
                                                        -----------------------------------
Net earnings                                                   $    1,478       $    3,309
                                                        ===================================
Earnings per common share, before extraordinary item                 0.31             0.55
Extraordinary gain per common share                                     -                -
                                                        -----------------------------------
Net earnings per common share                                  $     0.31       $     0.55
                                                        ===================================
Pro forma net earnings (2)                                     $    1,342       $    2,696
                                                        ===================================
Pro forma net earnings per common share                        $     0.28       $     0.45
                                                        ===================================
Weighted average common shares outstanding                      4,754,390        5,990,200

                                                                  AS OF SEPTEMBER 30,
                                                      -------------------------------------
                                                              1996              1997
                                                      -------------------------------------
BALANCE SHEETS
Assets:
   Cash and cash equivalents                                     $  3,328         $  7,839
   Accounts receivable                                              7,680           13,032
   Notes receivable                                                 1,120            4,447
   Inventories                                                      1,619            1,625
   Net investment in direct financing and sales
      type leases, net                                             16,933           18,590
   Investment in operating lease equipment, net                    10,892            8,799
   Other assets                                                       998            1,858
   All other assets                                                   911            1,127
                                                        -----------------------------------
      Total assets                                               $ 43,481         $ 57,317
                                                        ===================================

Liabilities:
   Accounts payable - equipment                                  $ 11,959         $  6,766
   Accounts payable - trade                                         2,014            4,237
   Salaries and commissions payable                                   214              335
   Recourse notes payable                                             206            4,764
   Nonrecourse notes payable                                       19,827           16,134
   All other liabilities                                            2,861            4,370
                                                        -----------------------------------
      Total liabilities                                            37,081           36,606
Total stockholders' equity                                          6,400           20,711
                                                        -----------------------------------
Total liabilities and stockholders' equity                       $ 43,481         $ 57,317
                                                        ===================================



(1) The extraordinary gain in fiscal 1996 was the result of an insurance settlement for a fire at a subsidiary of the Company.

(2) Pro forma net earnings as if companies which were subchapter S corporations prior to their business combinations with the Company, which were accounted for under the pooling of interests method, had been subject to federal income tax throughout the periods presented.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                     OF OPERATIONS AND FINANCIAL CONDITION

           The following discussion and analysis of results of operations and financial condition of the Company should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto included elsewhere in this Prospectus.

           The discussion and analysis of the Company's financial condition and results of operations relates to the accompanying condensed consolidated balance sheets, statements of earnings, and statements of cash flow as restated to include the accounts and results of operations of the Company's two newly acquired subsidiaries which were accounted for under the pooling-of-interests method. The balance sheets and statements of earning as of and for the six months ended September 30, 1996 and 1997 have been prepared by the Company, without audit.

REVENUE RECOGNITION AND LEASE ACCOUNTING

           The Company's principal line of business is the leasing, financing, sale of equipment and software and providing technical and asset management services. The manner in which these lease finance transactions are characterized and reported for accounting purposes has a major impact upon the Company's reported revenue, net earnings and the resulting financial measures. Lease accounting methods significant to the Company's business are discussed below.

           The Company classifies its lease transactions, as required by the Statement of Financial Accounting Standards No. 13, Accounting for Leases ("FASB No. 13") as: (i) direct financing; (ii) sales-type; or (iii) operating leases. Revenues and expenses between accounting periods for each lease term will vary depending upon the lease classification.

           For financial statement purposes, the Company includes revenue from all three classifications in lease revenues, and costs related to these leases in direct lease costs.

           Direct Financing and Sales-Type Leases. Direct financing and sales-type leases transfer substantially all benefits and risks of equipment ownership to the customer. A lease is a direct financing or sales-type lease if the creditworthiness of the customer and the collectibility of lease payments are reasonably certain and it meets one of the following criteria: (i) the lease transfers ownership of the equipment to the customer by the end of the lease term; (ii) the lease contains a bargain purchase option; (iii) the lease term at inception is at least 75% of the estimated economic life of the leased equipment; or (iv) the present value of the minimum lease payments is at least 90% of the fair market value of the leased equipment at inception of the lease.

           Direct finance leases are recorded as investment in direct finance leases upon acceptance of the equipment by the customer. At the inception of the lease, unearned lease income is recorded which represents the amount by which the gross lease payments receivable plus the estimated residual value of the equipment exceeds the equipment cost. Unearned lease income is recognized, using the interest method, as lease revenue over the lease term.

           Sales-type leases include a dealer profit (or loss) which is recorded by the lessor at the inception of the lease. The dealer's profit (or loss) represents the difference, at the inception of the lease, between the fair value of the leased property and its cost or carrying amount. The equipment subject to such leases may be obtained in the secondary marketplace, but most frequently is the result of releasing the Company's own portfolio. This profit (or loss) which is recognized at lease inception, is included in net margin on sales-type leases. Interest earned on the present value of the lease payments and residual value is recognized over the lease term using the interest method and is included as part of the Company's lease revenue.

           The Company adopted Statement of Financial Accounting Standards No. 125 ("SFAS No. 125"), Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities as of January 1, 1997. SFAS No. 125 has changed the manner in which the Company determines and recognizes the gain recorded upon the transfer of its interest in finance contracts subsequent to December 31, 1996. Additionally, SFAS No. 125 requires the Company to record gains or losses with respect to transfers of its interest in leases previously accounted for as direct finance leases. SFAS No. 125 has also altered the presentation in the Company's consolidated financial statements of revenues, expenses and certain assets and liabilities associated with finance contracts sold. Prior to this accounting pronouncement, proceeds received from assigning receivables from direct financing leases prior to December 31, 1996 would have been recorded as nonrecourse debt rather than the required new sale treatment. As a result, certain aspects of the Company's financial statements as of September 30, 1997 may not be directly comparable to the prior period financial statements based on the requirement that no retroactive accounting was allowable.

           Operating Leases. All leases that do not meet the criteria to be classified as direct financing or sales-type leases are accounted for as operating leases. Rental amounts are accrued evenly over the lease term and are recognized as lease revenue. The Company's cost of the leased equipment is recorded on the balance sheet as investment in operating lease equipment and is depreciated on a straight-line basis over the lease term to the Company's estimate of residual value. Revenue, depreciation expense and resultant profit for operating leases are recorded evenly over the life of the lease.

           As a result of these three classifications of lease for accounting purposes, the revenues resulting from the "mix" of lease classifications during an accounting period will affect the profit margin percentage for such period with such profit margin percentage generally increasing as revenues from direct financing and sales-type leases increase. Should a lease be financed, the interest expense declines over the term of the financing as the principal is reduced.

           Residual Values. Residual values represent the Company's estimated value of the equipment at the end of the initial lease term. The residual values for direct financing and sales-type leases are recorded in investment in direct financing and sales-type leases, on a net present value basis. The residual values for operating leases are included in the leased equipment's net book value and are recorded in investment in operating lease equipment. The estimated residual values will vary, both in amount and as a percentage of the original equipment cost, and are recorded in investment in operating lease equipment, depending upon several factors, including the equipment type, manufacturer's discount, market conditions and the term of the lease.

           The Company evaluates residual values on an ongoing basis and records any required changes in accordance with FASB No. 13. Residual values are affected by equipment supply and demand and by new product announcements and price changes by manufacturers. In accordance with generally accepted accounting principles, residual values can only be adjusted downward.

           The Company seeks to realize the estimated residual value at lease termination through: (i) renewal or extension of the original lease; (ii) sale of the equipment either to the lessee or the secondary market; or (iii) lease of the equipment to a new user. The difference between the proceeds of a sale and the remaining estimated residual value is recorded as a gain or loss in lease revenues when title is transferred to the lessee, or, if the equipment is sold on the secondary market, in sales revenues and cost of sales when title is transferred to the buyer. The proceeds from any subsequent lease are accounted for as lease revenues at the time such transaction is entered into.

           Initial Direct Costs. Initial direct costs related to the origination of sales-type, direct finance or operating leases, are capitalized and recorded as part of the investment in direct financing and sales-type leases, net or as operating lease equipment, net and are amortized over the lease term.

           Sales. Sales revenue includes the following types of transactions:
(i) equipment sales to customers involve the sale to customers of new software and personal computers and/or used equipment that is not subject to any type of lease; (ii) leased equipment sales to investors relate to equipment being leased for which the Company is the lessor, and the transfer of any financing related to the specific lease or equipment; and (iii) sales of equipment which was previously leased involve sales of equipment which the Company was the lessor whether to the original lessee or to a new user.

           Other Sources of Revenue. Fee and other income results from (i) income events that occur after the initial sale of a financial asset such as escrow/prepayment income, (ii) remarketing fees, (iii) brokerage fees earned for the placement of financing transactions, (iv) interest and other miscellaneous income, (v) various technical support and maintenance fees and
(vi) educational training revenues. These revenues are included in fee and other income on the company's statement of earnings.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)

REVENUES

           During the six month period ended September 30, total revenues were $67,717,056 and $38,224,790 in 1997 and 1996, respectively, an increase of 77.2% and sales increased 80.0% to $57,679,539 over the corresponding period in the prior year. These increases are largely attributable to the 231.6% increase in sales of leased equipment. Historically, the majority of sales of leased equipment have been to one of the Company's two institutional equity partners. During the six month periods ended September 30, sales to MLC/CLC, LLC accounted for 86.1% and 66.9% of 1997 and 1996 sales of leased equipment, respectively. Sales to these entities require the consent of the relevant joint venture partner. While management expects the continued availability of equity financing through these joint ventures, if such consent is withheld, or financing from these entities otherwise becomes unavailable, it could have a material adverse effect upon the Company's business, financial condition and results of operations until other equity financing arrangements are secured.

           Sales of equipment, both new and used, are generated through the Company's equipment brokerage and re-marketing activities, and through its newly acquired valued added-reseller ("VAR") subsidiaries. For the fiscal year to date through September 30, 1997, equipment sales increased 14.1% to $25,493,028. During the six month periods ended September 30, 1997 and 1996, brokerage and re-marketing activities generated 15.8% and 41.8% of equipment sales revenue, respectively. Brokerage and re-marketing revenue can vary significantly from period to period, depending on the volume and timing of transactions, and the availability of equipment for sale. VAR sales accounted for the remaining portion of equipment sales.

           For the fiscal year to date through September 30, 1997, the Company's lease revenues increased 84.6% to $7,218,351 for the 1997 period compared to the same period in 1996. These increases reflect increased rental revenues due to a higher average investment in operating lease equipment. In addition, lease revenue includes the gain or loss on the sale of certain financial assets, as required under the provisions of Financial Accounting Standard No. 125 "Accounting for Transfers and Servicing of

Financial Assets and Extinguishments of Liabilities," which was required to be in effect as of January 1, 1997.

           For the six months ended September 30, 1997, fee and other income increased 24.6% over the comparable periods in the prior year. These increases are attributable to increases in revenues from adjunct services and fees, including support fees, warranty reimbursements, and learning center revenues, generated by the Company's VAR subsidiaries.

EXPENSES

           Cost of Sales. The Company's cost of sales have increased approximately in proportion with the increase in total revenues. In comparing the six month periods ended September 30, cost of sales increased 82.2%, while total revenues increased 77.2% during the same period.

           The Company's direct lease costs increased 96.3% during the six month period ended September 30, 1997, as compared to the same period in the prior year. The largest component of direct lease costs is depreciation on operating lease equipment. The increase in direct lease costs is consistent with the Company's higher average investment in operating lease equipment for the six month periods in 1997 as compared to the same period in the prior year.

           Professional and Other Costs, Salaries and Benefits, and General and Administrative Expenses. Professional and other fees incurred by the Company during the six month period ended September 30, 1997 were $440,874, reflecting increases of 90.2% over the comparable periods in 1996. These increases are attributable to increases in the volume of broker fees which the Company pays on certain transactions, and the increased legal and professional fees associated with the Company's securities being publicly traded.

           For the fiscal year to date through September 30, 1997, salaries and benefits and general and administrative costs had increased 31.2% and 52.2% over the prior year, respectively. These increases are the result of additional personnel and administrative costs associated with the increased volume of leasing transactions the Company has generated in comparison to the corresponding periods in the prior year.

           Interest Expense. Interest and financing costs incurred by the Company for the six months ended September 30, 1997 and 1996 amounted to $975,264 and $793,867, respectively, and related to interest costs on the Company's lines of credit and notes payable. Interest costs on the majority of the non-recourse and certain recourse notes are typically remitted directly to the lender by the lessee.

           Non-Recurring Acquisition Expense. The Company recognized non-recurring acquisition costs of $183,453 during the six months ended September 30, 1997 in conjunction with business combinations accounted for under the pooling-of-interests method. These non-recurring acquisition costs included accounting and legal fees, and various other acquisition related costs. Generally accepted accounting principles require the Company to expense all acquisition costs (both those paid by the Company and those paid by the sellers of the acquired companies) related to business combinations accounted for under the pooling-of-interests method. The Company expects to incur similar non-recurring costs in the future, as the Company anticipates completing additional acquisitions accounted for under the pooling-of-interests method.

           Income Taxes. For the six months ended September 30, 1997, the Company's provision for income tax was $872,133, as compared to $606,000 during the comparable period in the prior year, reflecting effective income tax rates of 20.9% and 29.1%, respectively. The low effective income tax rates, compared to the federal statutory rate of 35.0%, was primarily due to the inclusion of the net earnings of businesses acquired by the Company, which prior to their combination with the Company had elected subchapter S corporation status, and as such were not previously subject to federal income tax.

           The foregoing resulted in a 124.0% increase in net earnings for the six month period ended September 30, 1997, as compared to the same period in the prior year. For the fiscal year to date through September 30, the Company's earnings per share were $.55 in 1997, as compared to $.31 in 1996, based on weighted average common shares outstanding of 5,990,200 and 4,754,390, respectively, and pro forma net earnings per share were $0.45 and $0.28, respectively.

LIQUIDITY AND CAPITAL RESOURCES

           Cash Flow from Operations. During the six month period ended September 30, 1997, the Company generated cash flows from operations of $143,497, and cash flows from financing activities of $5,342,702. Cash used in investing activities amounted to $4,301,098 during the same period. The net effect of these cash flows was to increase cash and cash equivalents by $1,185,101 during the six month period. During the same period, the Company's total assets increased $8,293,663, or 16.9%, primarily the result of increases in accounts receivable arising from equipment purchased on behalf of lessees but not yet placed under an equipment schedule, and notes receivable arising from the equity sale of unfunded leases to MLC/CLC, LLC.

           Cash Flow from Borrowings. On June 5, 1997, the Company entered into the CoreStates Facility, which is available through June 5, 1998, bears interest at LIBOR+110 basis points, or, at the Company's option, Prime minus one percent. On September 5, 1997, the Company's CoreStates Facility was increased to a maximum limit of $25 million. Availability under the revolving lines of credit may be limited by the asset value of equipment purchased by the Company and may be further limited by certain covenants and terms and conditions of the facilities. As of September 30, 1997, the Company had an outstanding balance on the CoreStates Facility of $3.5 million. The CoreStates facility is made to MLC Group, and guaranteed by MLC Holdings. The Company's newly acquired subsidiaries, MLC Network Solutions and ECCI, both have separate credit sources to finance their working capital requirements for inventories and accounts receivable, which the Company has guaranteed. Their traditional business as value-added resellers of PC's and related network equipment and software products is financed through agreements known as "floor planning" financing where interest expense for the first thirty days is charged to the supplier/distributor but not the reseller. These floor plan liabilities are recorded under accounts payable as they are normally repaid within the 30 day time frame as they represent an assigned accounts payable originally generated with the supplier/distributor. If the 30 day obligation is not timely liquidated, interest is then assessed at stated contractual rates. As of September 30, 1997 MLC Network Solutions, has floor planning availability of $1,400,000 through Deutsche Financial, Inc. and $300,000 from IBM Credit Corporation. The outstanding balances to these respective suppliers were $595,033 and $25,786 as of September 30, 1997. ECCI has floor planning availability of $1,500,000 from AT&T Credit Corporation, $1,000,000 through IBM Credit Corporation, and $100,000 through Deutsche Financial, Inc. The outstanding balances to these respective suppliers were $522,713, $470,454 and $6,048 as of September 30, 1997. ECCI additionally has a line of credit in place, expiring on April 30, 1998, with PNC Bank, N.A. to provide an asset based credit facility. The line has a maximum credit limit of $2,500,000 and interest is based on the bank's prime rate. The outstanding balance was $931,000 as of September 30, 1997.

           In March 1997, the Company established the Heller Facility, a $10,000,000 partial recourse credit facility agreement, with Heller Financial, Inc., Vendor Finance Division. Under the terms of the Heller Facility, a maximum amount of $10 million is available to the Company, provided, that each draw is subject to the approval of Heller. As of September 30, 1997, the principal balance due under the Heller Facility was $941,187.

           Through MLC/GATX Limited Partnership I and MLC/CLC, LLC, the Company has formal joint venture agreements with two institutional investors which provide the equity investment financing for certain of the Company's transactions. GATX, an unaffiliated company which beneficially owns 90% of MLC/GATX Limited Partnership I, is a publicly held company with stockholders' equity in excess of $804 million, as of June 30, 1997. Cargill Leasing Corporation, an unaffiliated investor which owns 95% of MLC/CLC, LLC, is affiliated with Cargill, Inc., a privately held business that was reported by Forbes Magazine to have 1997 earnings in excess of $800 Million. These joint ventures arrangements enable the Company to invest in a significantly greater portfolio of business than its limited capital base would otherwise allow. A significant portion of the Company's revenue generated by the sale of leased equipment is attributable to sales to either MLC/CLC, LLC or MLC/GATX Limited Partnership I.

           The Company's debt financing activities typically provide approximately 80% to 100% of the purchase price of the equipment purchased by the Company for lease to its customers. Any balance of the purchase price (the Company's equity investment in the equipment) must generally be financed by cash flow from its operations, the sale of the equipment lease to one of its institutional partnerships with GATX or Cargill, or other internal means of financing. Although the Company expects that the credit quality of its leases and its residual return history will continue to allow it to obtain such financing, no assurances can be given that such financing will be available, at acceptable terms, or at all.

           The Company anticipates that its current cash on hand, cash flow from operations and additional financing available under the Company's credit facilities will be sufficient to meet the Company's liquidity requirements for its operations through the remainder of the fiscal year. However, the Company is currently, and intends to continue, pursuing additional acquisitions, which are expected to be funded primarily through the issuance by the Company of shares of its Common Stock. To the extent that the Company elects to pursue acquisitions involving the payment of significant amounts of cash (to fund the purchase price of such acquisitions and the repayment of assumed indebtedness), the Company is likely to require additional sources of financing to fund such non-operating cash needs.

RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED MARCH 31, 1997

REVENUES

           Total revenues increased $14.8 million or 20.6%, from $71.9 million in fiscal year 1996 to $86.6 million in fiscal year 1997. In fiscal year 1996, total revenues increased $7.5 million, or 11.7% from fiscal year 1995, to $71.9 million. Lease revenue increased $2.8 million, or 87.8%, from $3.2 million in fiscal year 1995 to $6.1 million in fiscal year 1996, and $4.2 million, or 69.8%, to $10.3 million in fiscal year 1997, as a result of the increase of operating leases and direct financing leases originated or acquired and retained by the Company during the periods. This trend is expected to continue as the Company increases its sales activity in the area of acquiring leased equipment. Sales revenue increased 5.8% from $60.4 million in fiscal year 1995 to $63.9 million in fiscal year 1996 as a result of a 63.9% increase in sales of leased equipment from $10.0 million to $16.3 million combined with a 5.9% decrease in sales of equipment from $50.5 million to $47.6 million. The major component of the decrease was a reduction in sales revenue in the buy/sell area from $26.9 million in fiscal year 1995 to $18.5 million in fiscal 1996. Sales revenue increased 15.5% from $63.9 million in fiscal year 1996 to $73.8 million in fiscal year 1997. The increase reflected the 32.6% increase in sales of leased equipment and 9.6% increase in sales of equipment. Sales of leased equipment has become a major revenue source for the Company and represents 15.5%, 22.7% and 24.9% of the Company's revenues for the fiscal years ended 1995, 1996 and 1997.

           Net margin on sales-type leases revenue was $276,688 in fiscal year 1995 and decreased to $85,590 in fiscal year 1996 as a result of a decrease in the origination of leases qualifying as sales-type leases. This downward trend is expected to continue as the Company decreases its emphasis in this area. In fiscal year 1997, there were no sales-type lease revenues.

           Fee and Other Income. Fee and other income totaled $690,466 in fiscal year 1995 and increased $1,185,944, or 171.8% to $1,876,410 in fiscal year 1996. Fiscal year 1997 fee income was $2,503,381, a 33.4% increase over the prior year. Fees earned in fiscal year 1996 included $440,570 from the financing of federal lease transactions and $327,627 from the brokerage of various municipal leases of lottery equipment. Fees earned in fiscal 1997 included a one time fee of $250,000 for providing advisory services to a company which is in part owned by one of the Company's outside directors. The increase in fee and other income is attributable to higher levels of interest income, remarketing fees, earnings from a prepay escrow fee, and higher levels of management fee income earned from the equity joint ventures with Cargill and GATX, as compared to the same periods of 1996. The Company expects that fee and other income will vary considerably due to the uncertainty of completion and the timing of specific transactions. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Fluctuations in Quarterly Operating Results."

EXPENSES

           Cost of Sales. Cost of sales increased from $53.6 million in fiscal year 1995 to $54.3 million in fiscal year 1996, and increased $9.5 million or 17.6% to $63.8 million in fiscal year 1997. The increase in fiscal years 1996 and 1997 relate directly to the volume of sales in each of those years.

           Depreciation and Operating Leases. Depreciation increased from $597,309 in fiscal year 1995 to $2,117,760, or 254.5% in fiscal year 1996, and
$1,405,099, or 66.4%, to $3,522,859 in fiscal year 1997. The increase in depreciation for both years is due to the increased level of operating leases originated and acquired by the Company and increases in the Company's operating lease assets and internal equipment over the three-year period.

            General and Administrative Expenses. General and administrative expenses increased $.37 million or 22% to $2.04 million in fiscal year 1996 and $.25 million, or 12% to $2.3 million in fiscal year 1997. The increases during the two year period is due primarily to increased level of business and selling activity.

           Interest Expense. Interest and other financing expenses increased $590,510, or 53.1%, from $1,111,128 in fiscal year 1995 to $1,701,638 in fiscal year 1996, and decreased $52,695 or 3.1%, to $1,648,943 in fiscal year 1997. The increase in interest expense during the periods resulted from the Company's increased level of leasing and business activity, including an increase in recourse and nonrecourse debt from $12.8 million in fiscal year 1995 to $20.5 million in fiscal year 1996 to $20.1 million in fiscal year 1997. The weighted average interest rate for the Company's nonrecourse debt outstanding as of March 31, 1997 was 7.8%.

           Income Taxes. The provision for taxes was 25.3%, 24.6% and 28.0% of earnings before income taxes for the fiscal years 1995, 1996 and 1997, respectively. The low rates are reflective of the effects of the pooling of interests method of accounting for the two companies acquired, Educational Computer Concepts, Inc. and Compuventures, Inc. as both were subchapter S corporations prior to the business combination and were not subject to income taxes at the corporate level. See Note 9) in the accompanying consolidated financial statements.

            Net Earnings. On a consolidated basis, net earnings and net earnings per share increased in each of the fiscal years 1995, 1996 and 1997. Net earnings increased in fiscal year 1996 $2.23 million to $2.816 million, or 382%, from $.585 million in fiscal year 1995. In fiscal 1997 net income increased 24% to $3.491 million over the prior year. The increases result from the fluctuation in revenues and expenses discussed in the above paragraphs. Pro forma net earnings for the fiscal years 1995, 1996 and 1997 were $.53 million, $2.39 million, and $3.13 million, respectively.

           Management of Interest Rate Expense. The Company manages interest rate expense by pricing its transactions based upon the market rates at the time of the transaction. Most transactions are funded with matching term debt thereby locking in the interest costs to match the cash flows from the lease over its term.

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

           The Company's quarterly results of operations are susceptible to fluctuations for a number of reasons, including, without limitation, differences between estimated residual values and actual amounts realized related to the equipment the Company leases. Quarterly operating results could also fluctuate as a result of the sale by the Company of equipment in its lease portfolio prior to the expiration of the lease term to the lessee or to a third party. Such sales of leased equipment prior to the expiration of the lease term may have the effect of increasing revenues and net earnings during the quarter in which the sale occurs, and reducing revenues and net earnings otherwise expected in subsequent quarters.

FINANCIAL CONDITION

           At the start of fiscal year 1995 the Company's financial resources consisted of its stockholders' equity of $2,488,265 and various lines of credit and recourse loans totaling $3,112,830. During fiscal year 1995, the Company entered into its partnership with GATX which gave it access to additional financial resources to finance the equity investment in its lease transactions. See "Risk Factors -- Dependence on Major Relationships," "-- Dependence on Availability of Financing," "The Company" and "Business -- Financing". Through this partnership, the Company was able to compete on a larger volume of lease transactions than it could have without this facility. In fiscal year 1996, the Company also entered into an equity joint venture with Cargill Leasing Corporation, a transaction which positioned the Company to compete more effectively in the growing area of personal computer and network leasing. See "Risk Factors -- Dependence on Major Relationships," " -- Dependence on Availability of Financing," "The Company," and "Business -- Financing." As a result of fiscal year 1995, 1996 and 1997 net earnings of $.6 million, $2.8 million and $3.5 million respectively, stockholders' equity increased to $16.5 million at March 31, 1997, including net proceeds from the Initial Public Offering of $8.6 million.

           During the three year period ended March 31, 1997, the Company improved its financial condition and increased available financial resources in the following ways: (i) available lines of credit increased from $2.4 million to $16.2 million; (ii) stockholders' equity increased from $2.5 million to $16.5 million from net earnings, proceeds from the Initial Public Offering in November, 1996 and subsequent over subscription in December, 1996; and (iii) the Company entered into two equity joint ventures which substantially increased its ability to finance its lease transactions. All of the above factors have allowed the Company to be able to support the higher levels of sales and leasing activity reflected in its financial statements.

           As part of its ongoing business activity, the Company generates new equipment leases and also engages in leased equipment sales. From fiscal year 1995 to fiscal year 1996 the minimum lease payments for direct financing and sales type leases balance increased from $13.7 million to $18.2 million or 32.9% and increased another 3% in the fiscal year 1997 to $18.8 million. For the quarter ended September 30, 1997, the minimum lease payments for direct financing and sales type leases decreased from the end of the fiscal year 1997 from $18.8 million to $17.5 million, or 6.7%. This decrease is a result of the Company's leased equipment sales activity which were in excess of its new lease activity. The future minimum lease payments fluctuate, depending on sales and new lease activity from year to year and quarter to quarter, making it impractical to accurately trend the minimum lease payments. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Fluctuations in Quarterly Operating Results."

LIQUIDITY AND CAPITAL RESOURCES

           Cash Flow from Operations. The Company generated cash flow from operating activities of $2.7 million for fiscal year 1997. Cash flow from operations in fiscal year 1997 was lower than net earnings of $3.5 million, primarily due to increases in accounts receivable of $4,343,319, notes receivable of $2,062,393 and payments from leases directly to lenders of $1,590,061, and increases in inventories of $400,046 and offset by increases in accounts payable-trade of $796,740, increases in accrued expenses, salaries and commissions payable of $2,286,921. In addition, cash flow used for investing activities primarily related to leases was $31.6 million. Financing activities from both recourse and nonrecourse borrowing produced $27 million for fiscal year 1997. The net result of all of the above activities was an increase in cash of $6 million for fiscal year 1997.

           Cash Flow from Borrowings. To date, the financing necessary to support the Company's leasing and financing activities has been provided principally from nonrecourse borrowings, and to a lesser extent, recourse borrowings. The buy/sell and new equipment and software sales are financed, in part, with recourse lines of credit that require a borrowing base of unencumbered receivables and inventory. The Company anticipates that future leasing and financing activities will be financed in a similar manner, as well as from cash flow from operations and proceeds from the previous stock placements.

           Historically, the Company has obtained recourse and nonrecourse borrowings from money center banks, regional banks, insurance companies, finance companies and financial intermediaries.

           In order to take advantage of the most favorable long-term financing arrangements available to it, the Company often finances equipment purchases and the related leases on an interim basis with short-term, recourse debt, and accumulates such leases until it has a portfolio large enough (generally at least $1.0 million, based on the aggregate balance of periodic lease payments under such leases) to warrant obtaining long-term financing for such leases either through nonrecourse borrowings or sales transactions. Such interim financing is usually obtained through secured, "warehouse" lines of credit, which generally have a term of one year. The Company's maximum available credit under such lines of credit totaled $27.5 million as of September 30, 1997. A brief description of each line of credit presently in place as of September 30, 1997 follows: (i) the Corestates Bank Facility is an asset backed facility secured by specific leases with a maximum loan of $25 million and bears interest at LIBOR +110 basis points, or, at the Company's option, prime minus one percent, and the PNC Bank, N.A. an asset based credit facility with a maximum credit limit of $2.5 million and carries interest at the bank's prime rate. The business segment of reselling PC's and related network equipment is financed through agreements known as "floor planning" facilities from IBM Credit Corporation, AT&T Credit Corporation and Deutsche Financial, Inc. These facilities, totaling a maximum limit of $4.3 million, are classified as trade payables as the interest for the liabilities for the first 30 days is the responsibility of the supplier or distributor. The Company feels that these agreements could be substituted with the line of credit facilities noted above but will continue their use as long as they carry beneficial short term rates.

           The Company had borrowed $275,000 on March 1, 1995 from two stockholders at a rate of 10% per annum. The loans were repayable at any time without premium or penalty and were originally due in full on or before March 1, 1998. Both the loans were liquidated in November, 1996 utilizing proceeds from the Initial Public Offering.

           The Company obtains long-term, nonrecourse financing for individual significant lease transactions near or at the time it purchases the related equipment. The Company entered into various nonrecourse financings during the six months ended September 30, 1997 most of which were accounted for under SFAS 125 (which was effective subsequent to December 31, 1996) and received sales treatment. As such, these transactions were not recorded as nonrecourse debt but were part of a period gain or loss. The transactions recorded as nonrecourse loan additions for the six months ended September 30, 1997 totaled $2,356,775 compared to the six months ended September 30, 1996 of $12,998,838 (prior to SFAS 125 effective date).

           Payments under the Company's borrowings and the maturities of its long-term borrowings are typically structured to match the payments due under the leases securing the borrowings.

           The Company's nonrecourse debt financing activities typically provide a significant portion of the purchase price of the equipment purchased by the Company for lease to its customers. The balance of the purchase price (the Company's equity investment in equipment), is financed from a variety of sources. See "Business -- Financing." Although the Company believes that the credit quality of its lessees will continue to allow it to obtain such debt financing, no assurances can be given that such financing will be available at acceptable terms or at all.

ADEQUACY OF CAPITAL RESOURCES

           The Company's current lines of credit, if renewed or replaced, and its access to the public and private debt securities markets (including financings for its equity investment in leases) and its estimated cash flow from operations are anticipated to provide adequate capital to fund the Company's operations, including acquisitions and financings under its relationships with vendors, for at least the next 12 months. Although no assurances can be given, the Company expects to be able to renew or replace its existing short-term lines of credit and to continue to have access to the public and private securities markets, both for debt and for equity financings.

NEW ACCOUNTING PRONOUNCEMENTS

           The Financial Accounting Standards Board issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," in June 1996. SFAS No. 125 requires sales treatment for a material number of direct financing leases that are financed using nonrecourse debt subsequent to December 31, 1996 and was, specifically, not retroactive to prior periods. As such, many areas of financial reporting of direct financing leases and nonrecourse debt for periods subsequent to December 31, 1996 will not be stated on the same basis as periods prior to January 1, 1997.

           In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS
128). The Company is required to adopt SFAS 128 in the fourth calendar quarter of 1997 and will restate at that time earnings per share ("EPS") data for prior periods to conform with SFAS 128. Earlier application is not permitted.

           SFAS 128 replaces current EPS reporting requirements and requires a dual presentation of basic and diluted EPS. Basic EPS excludes dilution and is computed by dividing net income available to common shareholders by the weighted average number of shares of Common Stock outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue Common Stock were exercised or converted into common stock.

           Earnings per share amounts are calculated based on the net income
(loss) divided by the weighted average number of shares of common stock and common stock equivalents outstanding during the period. Common stock equivalents consist of options, warrants and convertible redeemable preferred stock.

           The weighted average number of shares of Common Stock and Common Stock equivalents outstanding used for computing earnings or loss per share for the years ended March 31, 1995, 1996, 1997, and the six months ended September 30, 1996 and 1997 were 4,383,490, 4,572,635, 5,184,261, 4,754,390, and
5,990,200, respectively. Had SFAS 128 been in effect during the current and prior periods, basic and diluted EPS would have been the same as previously presented.

           If SFAS 128 had been in effect during the current and prior year periods basic EPS for the years ended March 31, 1995, 1996, 1997, and the six months ended September 30, 1996 and 1997 would have been $0.13, $0.62, $0.67, $0.31, and $0.55, respectively.

           In June, 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". The Company will apply this statement beginning in Fiscal 1999 and reclassify its financial statements for earlier periods provided for comparative purposes.

           SFAS 131 established standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. This Statement supersedes SFAS Statement No. 14, "Financial Reporting for Segments of a Business Enterprise," but retains the requirement to report information about major customers. It amends FASB No. 94, "Consolidation of All Majority-Owned Subsidiaries," to remove the special disclosure requirements for previously unconsolidated subsidiaries.

           At this point, the Company has not determined the impact of adopting SFAS 131.


                                    BUSINESS

GENERAL

           The Company specializes in leasing and financing information technology assets and providing asset management services to middle market commercial customers, select Fortune 1000 firms, federal, state and local governments and vendors. The assets leased by the Company include personal computers, client server systems, networks, mid-range and mainframe computer equipment, telecommunications equipment and software. The Company is also a value-added reseller of PC's and related network equipment and software products and provides various support services to its customers from facilities located in Greenville, Raleigh and Wilmington, North Carolina and Pottstown, Pennsylvania, located in the suburbs of Philadelphia. The Company's value-added reseller business is basically a desktop and network equipment distribution business and service provider that requires minimal inventories and costs are variable to the level of business.

           The ten largest commercial customers of the Company by purchase price of the equipment leased by the Company, for fiscal year 1997 are, (in alphabetical order): BTG, Inc.; Cable & Wireless, Inc.; Checkfree Corporation; Corning Incorporated; Interealty Corp.; Progressive Casualty Insurance Company; Sandia Corporation; SCT Software and Resources Management Corporation; Sprint Communications Company, L.P. and affiliates (collectively, "Sprint"); and Walt Disney Attractions, Inc. The three largest customers of the network services, software and PC reselling business for fiscal year 1997 are AHERF, Corning, Inc. and PPD Inc. The three largest government customers, based upon purchase price of the equipment leased by the Company for fiscal year 1997, are, in alphabetical order: the California Department of Justice; McHenry County, Illinois; and the State of Missouri. The three largest customers constituted more than 10% of the Company's revenues for fiscal year 1997.

           The Company also leases and finances equipment, software and services through relationships with vendors, equipment manufacturers and systems integrators. These vendor clients represent a variety of high technology industries and include, among others, in alphabetical order: Cisco Systems, Inc.; EMC Corporation; Systems & Computer Technology Corporation; and Sterling Software, Inc. The Company has also provided financing for other vendors' customers for transactions ranging in size from $50,000 to $21.0 million based upon the purchase price of the assets.

           In the fiscal year 1998, the Company signed two agreements with Cisco Systems Capital Corporation and Cisco Systems, Inc. (together, "Cisco"), which name the Company as Cisco's preferred financing provider in the governmental and educational market segment, and in the domestic commercial market segment (excluding the high-risk/venture leasing segment). The agreements set forth certain obligations of the Company, including the obligation to hire and retain salesmen specifically to provide service to Cisco, and certain administrative and remarketing obligations regarding transactions originated under the Cisco program. The agreements grant Cisco the right to remarket the equipment at its option, and the right to purchase all, but not less than all, of the Cisco equipment portfolio at a certain return. The agreements are subject to non-renewal and termination for several reasons, including non-performance by the Company. During fiscal year 1998, the Company originated a nominal amount of volume from the Cisco agreements.

           In fiscal year 1998, the Company signed several exclusive teaming agreements with various federal government resellers, in anticipation of the acceptance of leasing terms and conditions by the General Services Administration on vendors "GSA Schedules". Under the teaming agreements, the Company will provide its leasing terms and conditions for inclusion on the vendor's GSA Schedules in exchange for the first right of refusal to finance any lease transactions.

           The Company seeks to differentiate itself from its competitors by offering its customers asset management services and asset trading capabilities, which may be customized to meet the client's desires. The Company believes that its ability and willingness to personalize its relationships and customize its services to meet the specific financial and managerial needs of each customer enable it to compete effectively against larger equipment leasing and finance companies. The Company further believes that, by providing asset management services and asset trading capabilities as well as other services to its customers, it has a competitive advantage over smaller competitors which lack the resources and expertise to provide such services.

           The Company's asset trading activity involves the purchase and resale of previously owned information technology equipment. By offering asset trading capabilities, the Company is able to develop and maintain knowledge of current market trends and values which enables the Company to predict more accurately residual values when pricing leasing transactions, dispose efficiently of off-lease equipment and offer customers a way to dispose of or acquire previously owned information technology equipment. Asset management services, which are offered primarily to enhance customer service, is a general term used to describe the provision of asset inventory and tracking services, software and record keeping programs to customers. The asset management services provided by the Company allow the customers to better track their information technology assets. The asset management services include a software system maintained by the Company which generates reports and allows customers to dial up and receive information on a real time basis, thus better utilizing their assets.

           The extensive experience of the Company's management in leasing and financing information technology equipment has enabled the Company to manage its residual portfolio to achieve superior returns. Since the Company's organization in November, 1990 through March 31, 1997, on matured leases, the Company has realized a return of 142% of the amount originally recorded as residual values for its equipment. As part of its underwriting and risk management efforts, the Company's management seeks to structure lease transactions so that they can be financed or sold to third parties on a nonrecourse basis, even if the Company ultimately retains an equity interest in the lease. The Company's underwriting approach has resulted in no credit losses in its leasing operations since its organization. The Company believes that its historical approach to estimating residuals, pricing and underwriting leases and managing relationships among vendors, customers and financial partners provides a foundation for the Company to grow and profitably deploy new capital. See "Management."

INDUSTRY OVERVIEW

           The Company believes that its market is undergoing rapid changes and expansion which present significant opportunities for growth. The primary structural changes in the market are the result of customer end-user, technology and vendor marketing trends.

           Customer End-Users - Commercial. The equipment leasing industry in the United States is a significant factor in financing capital expenditures of businesses. According to research by the Equipment Leasing Association of America ("ELA"), using United States Department of Commerce data, approximately $169.9 billion of the $566.2 billion spent on productive assets in 1996 was financed by means of leasing. The ELA estimates that 80% of all U.S. businesses are leasing or financing to acquire some of their capital assets.

           Leasing enables a company to obtain the equipment it needs, while preserving cash flow and receiving favorable accounting and tax treatment. Leasing, particularly through operating leases, also provides a lessee with greater flexibility than ownership in the event it outgrows the equipment or requires upgrades of its equipment to higher performance levels. As more customers become aware of the economic benefits of leasing, they often turn to independent leasing companies. Independent lessors, such as the Company, offer tailored financing and can deliver financing for mixed systems from different vendors.

           Management believes the fastest growing market segment of the leasing industry is information technology leasing. These assets include computers, telecommunication equipment, software, integration services and client server equipment. According to the ELA, computers and telecommunications equipment accounted for 26% of the assets leased in 1995.

           Customer End-Users -- Government. According to G2 Research, Inc., in 1994, of $328.6 billion in total information technology spending, $27.3 billion was spent by the federal government and $34.5 billion was spent by state and local governments, with the remainder spent by commercial customers. G2

Research, Inc. further estimated that this market segment will maintain a 10% growth rate through the year 2000 as governments convert to client server systems.

           As reported by G2 Research, Inc., state and local governments spent over $34 billion on information services and systems in 1994. The Company believes that state and local governments have realized that information technology can provide tremendous gains in productivity and a decrease in overall costs. However, state and local governments are increasingly limited by budgetary constraints in their efforts to acquire goods and services; therefore, leasing is more favorable since it allows the immediate use of the asset while the cost is incurred over the asset's useful life. Moreover, leasing may facilitate the timely acquisition of equipment when compared to the lengthy process and many levels of approval necessary for bond referendums. An additional obstacle facing state and local governments in the upcoming years is the shift in program responsibility from the federal government to the state and local governments. The Company believes that this shift will require more information technology investment by state and local governments.

           Technology Trends. A major trend toward using client server networks in corporate applications began in the late 1980s. This trend was driven by the proliferation of personal computers as personal computers changed from stand-alone units which accommodated one or two specialized functions to a multi-application unit and the development of networking applications that distribute computer power to the desktop. Client server computing provides an alternative to the highly centralized, mainframe and mini-computer systems that connect multiple terminals to a central processor and which were the mainstay of the computing world until this decade. The transition from the mainframe to the personal computer has enabled smaller corporations to utilize more extensively information technology and telecommunications equipment in the operation of their businesses. In addition, as technology increasingly changes, companies are more frequently acquiring and upgrading information technology and telecommunications equipment.

           The transition from the mainframe to the more complicated client server applications has also placed a premium on the efficient planning, tracking, procurement and disposal of each unit. The Gartner Group estimates in their May 9, 1996 statement on PC total cost of ownership under the "Windows 95 Model" that the average cost of a corporate customer acquiring, maintaining, supporting and disposing of the desktop asset is approximately $41,000 over a five-year period as compared to the average capital cost of each unit of $5,500. The above changes have increased the need for the specialized asset management services such as those provided by the Company because the procurement and management functions of many end-users are oriented to the acquisition of a high-priced, centralized unit and not to the management of numerous small-ticket items in multiple locations.

           Vendor Distribution and Marketing. As hardware manufacturers face increasing competition, many manufacturers have outsourced their distribution channels to other companies rather than rely solely on their own sales force. This has led many vendors to develop re-seller relationships with financiers such as the Company, and the Company intends to enter into or acquire value added re-seller relationships with selected vendors.

           The opening up of the distribution channels has forced vendors to support used equipment and sell parts and refurbishment services to end-users and third-party lessors such as the Company. This has created a more fluid and sustainable secondary market for certain equipment, which allows the Company to trade the equipment, make equity investments and compete more effectively with the vendor or vendor's captive financing companies.

 STRATEGY

           Based on industry trends and the Company's historical results, the Company will continue to implement and improve upon a three-pronged strategy designed to increase its customer base by: (i) providing continuing superior customer service while marketing to middle market and select Fortune 1000 end-users of information technology equipment and assets; (ii) purchasing companies in key regional markets with pre-existing customer bases; and (iii) further developing vendor leasing programs. Through its marketing strategy, the Company emphasizes cross selling to the different groups of clients and attempts to reach the maximum number of potential end-users.

           While the Company is pursuing and intends to continue to pursue the foregoing strategies, there can be no assurance that the Company will be able to successfully implement such strategies. The Company's ability to implement these strategies may be limited by a number of factors. See "Risk Factors."

           End-User Marketing Focus. The Company's target customers include middle market and select Fortune 1000 firms which are significant users of information technology and telecommunications equipment and other assets, which also may need other services provided by the Company, such as asset management. By targeting a potential customer base that is broader than just the Fortune 1000 companies, the Company believes that there is less competition from the larger equipment finance companies, as their marketing forces are typically more focused on Fortune 1000 customers. The ability to identify and establish customer relationships with such firms will be critical to the Company's strategy. There can be no assurance that the Company will be able to successfully locate such customers. See "Risk Factors -- Dependence on Creditworthy Customers."

           Acquisition of Companies in Related Lines of Business. The Company believes that significant opportunities to expand its target customer base in key regional markets can be realized through the acquisition of strategically selected companies in related lines of business. The Company's acquisition strategy will focus on acquiring new customers in the top 50 regional markets in the country. The Company believes that it can successfully acquire companies and maintain and expand customer relationships by providing acquired companies with a lower cost of capital, additional cross-selling opportunities and financial structuring expertise. In addition, the Company can provide the owners of privately-held companies with an opportunity to realize their company's value. The Company believes that decentralized marketing and centralized operations, along with other operating synergies, will make it successful in lowering the operational costs while expanding the customer base of each firm it acquires. The ability to identify and acquire such firms on prices and terms that are attractive to the Company and which avoid dilution of earnings for existing stockholders is crucial to the successful implementation of this strategy. In addition, after consummating any acquisition, the Company must be able to successfully integrate the acquired business with the Company to achieve the cost savings and marketing benefits sought by the Company. There is, however, no assurance that the Company will be able to successfully acquire such companies, or, if acquired, successfully implement the foregoing strategy. See "Risk Factors - Risk Related to the Company's Acquisition Strategy" and "-- Management of Growth."

           On July 24, 1997, the Company, through a new wholly owned subsidiary, MLC Network Solutions which was incorporated on July 14, 1997, entered into an Agreement and Plan of Merger with Compuventures. Compuventures was merged into MLC Network Solutions effective July 24, 1997. The outstanding shares of Compuventures Common Stock were converted into 260,978 common shares, valued at $3,384,564, of MLC Holdings Common Stock. Compuventures is a value-added reseller of PC's and related network equipment and software products and provides various support services to its customers from facilities located in Greenville, Raleigh and Wilmington, North Carolina. The merger was accounted for as a pooling of interests.

           ECCI (dba "ECC Integrated, Inc."), was acquired on September 29, 1997 through the merger of MLC Acquisitions Corporation, a newly formed corporation wholly owned by MLC Holdings which was incorporated on September 2, 1997, into ECCI with ECCI being the surviving entity. ECCI currently conducts a network services and software and PC reselling business from its sole location in Pottstown, Pa. MLC Holdings effectively exchanged 498,998 shares of its stock, valued at $7,092,000, for the total stock of ECCI.

           Increasing Focus on Vendors. Over the last several years, major manufacturers of information technology and telecommunications equipment have moved away from providing financing to end-user customers through captive finance organizations and have increasingly outsourced this equipment financing function to independent leasing companies. From the perspective of the large end-user of information technology and telecommunications equipment, outsourcing equipment financing can simplify and centralize the financing of multiple products from different vendors, particularly as most captive finance organizations will service only their manufacturer's products. Through its participation in vendor marketing programs, the Company leverages its marketing efforts by utilizing the sales force of the vendor. The vendor's sales organization provides the Company access to an extensive and diversified end-user customer base while saving the Company the cost of establishing these independent customer relationships. The Company uses its relationships with these vendors and end-users to create new customer relationships to which other products and services of the Company can be marketed directly. The ability to successfully establish such vendor and end user relationships is essential to the successful implementation of this strategy. There can be, however, no assurance that the Company will be able to successfully establish such relationships. See "Risk Factors -- Dependence on Major Relationships."

LEASING, FINANCING AND SALES ACTIVITIES

           The Company is in the business of leasing and financing equipment and assets, and is also a value-added reseller of PC's and related network equipment and software products, and provides various support service to its customers. Although the majority of the transactions are leases, the use of the phrase "lease," "leases," "leasing" or "financing" may refer to transactions involving: equipment leases; conditional sales contracts; installment purchase contracts; software and services contracts; municipal and federal government contracts; notes; operating leases; customer agreements; direct financial leases; receivables; factoring; tax exempt leases; true leases; leases with option to purchase; leases to purchase; vendor agreements; sales-type leases; leveraged leases; computer leases; capital leases; private label agreements; financing agreements; or energy management contracts.

           Business Development. The Company conducts its business development efforts through its marketing staff of both employees and independent representatives which includes 55 individuals located in twelve regional offices and the Company's principal executive offices. The Company believes that one of its major strengths is its professional and dedicated sales organization and back office organization which gives it the ability to customize its programs to meet its customers' specific objectives.

           Products and Services. The information technology and communications equipment that the Company presently purchases for lease or re-sale includes:
(i) personal computers; (ii) laser printers; (iii) telecommunication controllers; (iv) tape and disk products; (v) file servers; (vi) mainframe computers; and (vii) mid-range computers. The software and services financed by the Company include off-the-shelf products and applications, database products, utilities and specific application products.

           The manufacturers and vendors of the above assets include IBM, EMC Corporation, Hewlett-Packard Company, Toshiba, Cisco Systems, Inc., Digital Equipment Corporation, Gateway 2000, Inc., Compaq Computer Corporation, Microsoft Corporation, Amdahl Corporation, Dell Computer Corporation, HitachiData Systems Corporation, Sterling Software, Inc. and Systems & Computer Technology Corporation.

           The services and support provided by the Company include: (i) custom lease and financing payment streams and structures; (ii) asset sales and trade-ins; (iii) upgrade and add-on leasing and financing; (iv) renewal and re-marketing; (v) personalized invoicing; and (vi) asset management and reporting.

           Lease Terms and Conditions. Substantially all of the Company's lease transactions are net leases with a specified non-cancelable lease term. These noncancelable leases have a "hell-or-high-water" provision which requires the lessee to make all lease payments regardless of any lessee dissatisfaction with its equipment. A net lease requires the lessee to make the full lease payment and pay any other expenses associated with the use of equipment, such as maintenance, casualty and liability insurance, sales or use taxes and personal property taxes.

           Re-marketing. In anticipation of the expiration of the initial term of a lease, the Company initiates the re-marketing process for the related equipment. The Company's goal is to maximize revenues by: (i) re-marketing the equipment in place either by (a) re-leasing it to the initial lessee, (b) renting on a month-to-month basis or (c) selling it to the initial lessee; (ii) selling or leasing the equipment to a different customer; or (iii) selling the equipment to equipment brokers or dealers. The results of the re-marketing process significantly impact the degree of profitability of a lease transaction. Procedures and obligations of the Company and its vendors with respect to re-marketing are defined through the Company's equipment purchase and re-marketing agreements with vendors. To assist the Company in its re-marketing efforts, the Company sometimes provides incentives to vendors and their sales personnel through payment of a re-marketing fee and a sharing of residual profits where appropriate.

           The re-marketing process is intended to enable the Company to recover its equity investment in the re-marketed equipment (i.e., the purchase price of the equipment, less the debt obtained to finance the purchase of such equipment) and enables the Company to receive additional proceeds.

           Numerous factors, many of which are beyond the control of the Company, may have an impact on the Company's ability to re-lease or re-sell equipment on a timely basis. Among the factors are general market conditions, regulatory changes, variations in the supply or cost of comparable equipment and technological improvements that lead to the risk of technological obsolescence. In particular, the computer and telecommunications industries have been characterized by significant and rapid technological advances. The equipment owned and leased by the Company is subject to rapid technological obsolescence, which is typical of information technology and telecommunications equipment. Furthermore, decreases in the manufacturer's pricing for equipment may adversely affect the market value of such equipment under lease. Changes in values or systems and components may require the Company to liquidate its inventory of certain products at significant markdowns and write down the residual value of its leased assets, which may result in substantial losses. Further, the value of a particular used piece of equipment may vary greatly depending upon its condition and the degree to which any custom configuration of the equipment must be altered before reuse.

           At the inception of each FMV lease, the Company has historically estimated a residual value for the leased equipment based on the terms of the related lease and which will permit the transaction to be financed or sold by means of external, generally nonrecourse, sources. This estimate is approved by the

Company's investment committee, which acts by a signature process instead of conducting formal meetings. A decrease in the market value of such equipment at a rate greater than the rate expected by the Company, whether due to rapid technological obsolescence or other factors, would adversely affect the residual values of such equipment. Consequently, there can be no assurance that the Company's estimated residual value for equipment will be realized.

PROCESS CONTROL AND ADMINISTRATIVE SYSTEMS

           The Company has developed and maintains an administration system and controls, featuring a series of checks and balances. The Company's system helps protect against entering into lease transactions that may have undesirable economics or unacceptable levels of risk, without impeding the flow of business activity or preventing its sales organization from being creative and responsive to the needs of vendors and customers.

           Due in part to the Company's strategy of focusing on a few equipment categories, the Company generally has extensive product knowledge, historical re-marketing information and experience. This knowledge assists the Company in setting and adjusting, on a timely basis, the residual values it assumes on each lease financing. Prior to the Company entering into any lease agreement, each transaction is evaluated based on the Company's pre-determined standards in each of the following areas:

           Residual Value. Residual value guidelines for the equipment leased by the Company are established and reviewed by the Company's investment review process, which also determines and reviews the residual value recorded for specific transactions. The investment review process typically acts by a signature process instead of conducting formal meetings. The investment review process approves the pricing, including residual values, for all transactions involving $100,000 or more in product value. The investment review process is conducted by the Chief Executive Officer, the Chief Operating Officer, the Credit Manager and the Treasurer of the Company.

           Structure Review. Every lease or financing transaction is reviewed by the Director of Contracts and the Treasurer of the Company in an effort to ensure that the transaction meets the minimum profit expectations of the Company and that the risks associated with any unusual aspects of the lease have been determined and factored into the economic analysis.

           Documentation Review. Once the Company commits to a lease transaction, its contract administrators initiate a process of systematically preparing and gathering relevant lease information and lease documentation. The contract administrators are also responsible for monitoring the documentation through the Company's home office documentation and review process. Every transaction into which the Company enters is reviewed by the Director of Contracts of the Company and, if necessary, the Company's outside attorneys to identify any proposed lease modifications or other contractual provisions that may introduce risks in a transaction which the Company has not anticipated.

           Credit Review. Every transaction into which the Company enters is reviewed by the Treasurer of the Company to determine whether the lease payment stream can be financed on a nonrecourse basis, or must be financed through partial or total recourse borrowing, and that the financial condition of the lessee meets the Company's credit standards.

FINANCING

           The business in which the Company is engaged is a capital intensive business. The Company's business involves both the leasing and the financing of assets. The leasing business is characterized by ownership of the assets residing with the Company or its assigns. The financing business is characterized by the beneficial ownership of assets residing with the asset user or customer. Several different types of financing, each of which is described below, are important to the conduct of the Company's leasing and financing business.

           The typical lease transaction requires both nonrecourse debt and an equity investment by the Company at the time the equipment is purchased. The typical financing transaction is dependent upon the nonrecourse financing described below. The Company's equity investment in the typical lease transaction generally ranges between 5% and 20% of the equipment cost (but sometimes ranges as high as 35%). The balance of the equipment cost, or the nonrecourse debt portion, is typically financed with a lender on a nonrecourse basis to the Company. The Company's equity investment must come from: (i) equity investments from third parties (including MLC/GATX Limited Partnership I and MLC/CLC LLC); (ii) internally generated funds; (iii) the net proceeds of the sale of its securities; or (iv) recourse borrowings. Accordingly, the Company's ability to successfully execute its business strategy and to sustain its growth is dependent, in part, on its ability to obtain each of the foregoing types of financing for both senior debt and equity investment.

           Information relating to the sources of each of such sources of financing for equipment acquisitions are as follows:

           Nonrecourse Financing. The credit standing of the Company's customers must be of such a quality as to allow the Company to finance most of its leasing or financing transactions on a nonrecourse basis. Under a nonrecourse loan, the Company borrows an amount equal to the committed lease payments under the financed lease, discounted at a fixed interest rate. The lender is entitled to receive the payments under the financed lease in repayment of the loan, and takes a security interest in the related equipment but has no recourse against the Company. The Company retains ownership of such equipment, subject to the lender's security interest. Interest rates under this type of financing are negotiated on a transaction-by-transaction basis and reflect the financial condition of the lessee, the term of the lease and the amount of the loan. As of March 31, 1997, the Company had aggregate outstanding nonrecourse borrowings of $19,705,060 and $16,134,240 at September 30, 1997.

           The Company's objective is to enter into leasing or financing transactions with creditworthy customers whose credit standing will permit the Company to finance such leases with banks or other financial institutions on a nonrecourse basis to the Company. The Company's customers which do not have a credit rating of Baa or better generally are creditworthy non-rated companies that may be publicly or privately owned. The Company has had success in meeting this objective in the past, but there is no assurance that banks or other financial institutions will be willing or able to continue to finance the Company's lease transactions on a nonrecourse basis, that the Company will continue to be able to attract customers that meet the credit standards for nonrecourse financing required by the Company's financing sources or that those standards will not change in the future.

           The Company is not liable for the repayment of nonrecourse loans unless the Company breaches certain limited representations and warranties in the loan agreements. The lender assumes the credit risk of each such lease, and its only recourse, upon a default under a lease, is against the lessee and the equipment which is being leased thereunder.

           The Company's personnel in charge of the financing function are responsible for maintaining a diversified list of qualified nonrecourse debt sources so that the financing of transactions is not impaired by a lack of competitively-priced nonrecourse debt. The Company receives nonrecourse financing from many different sources, offering various terms and conditions. These debt sources include regional commercial banks, money-center banks, finance companies, insurance companies and financial intermediaries.

           Government Financing. The Company also originates tax-exempt state and local lease transactions in which the interest income is exempted from federal income taxes, and to some degree, certain state income taxes. The Company assigns its tax-exempt leases to institutional investors, banks and investment banks which can utilize tax-free income, and has a number of such entities which regularly purchase the transactions.

           Leasing Assignment Financing. Access to nonrecourse financing is also important to the Company's lease sales revenue and fee income. The Company enters into many transactions involving government leases which it immediately assigns, syndicates or sells, on a nonrecourse basis to third parties and books any gain from the transaction as sales or fee income.

           The Company plans to utilize the public debt securities market in the future to provide a portion of the nonrecourse debt it requires. The Company believes that its utilization of the public debt securities markets is likely to reduce the Company's effective interest cost for its nonrecourse debt and to provide for a more efficient financing arrangement, than is presently provided by its existing financing arrangements, to fund its nonrecourse borrowing requirements. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Liquidity and Capital Resources."

           Equity Joint Ventures. Through MLC/GATX Limited Partnership I and MLC/CLCLLC, the Company has formal joint venture arrangements with two institutional investors which provide the equity investment financing for certain of the Company's transactions. GATX, an unaffiliated company which beneficially owns 90% of MLC/GATX Limited Partnership I, is a publicly listed company with stockholders' equity in excess of $806 million, as of June 30, 1997. Cargill Leasing Corporation, an unaffiliated investor which owns 95% of MLC/CLC LLC, is affiliated with Cargill, Inc., a privately held business that was reported by Forbes Magazine in December, 1997 to have sales of $56 billion, operating income of $3.2 billion and net income of $814 million for the fiscal year ended May, 1997. These joint venture arrangements enable the Company to invest in a significantly greater portfolio of business than the Company's limited capital base would otherwise allow. See "Risk Factors -- Dependence on Major Relationships."

           MLC/GATX Limited Partnership I and MLC/CLC LLC provide the majority of the Company's equity investment from third parties as referenced above. During fiscal year 1995, the Company's investment in MLC/GATX Limited Partnership I increased due to the Company's capital contributions for its share of the partnership's equity investment in leased equipment and partnership expenses. During fiscal year 1997, revenue recognized from sales to MLC/GATX Limited Partnership I was $3.5 million of the Company's total revenues. For the six months ending September 30, 1997, revenue recognized from sales to MLC/GATX Limited Partnership I was $0.4 million. MLC/GATX Limited Partnership I does not purchase any lease transactions from anyone other than the Company. MLC/CLC LLC does not purchase any lease transactions from anyone other than the Company.

           For fiscal year 1997, approximately 23.5% of the Company's total revenue was attributable to sales of lease transactions to MLC/GATX Limited Partnership I and to MLC/CLC LLC. Transactions involving the use or placement of equity from these joint ventures require the consent of the relevant joint venture partner, and if financing from those sources were to be withheld or were to become unavailable, it would limit the amount of equity available to the Company and have a material adverse effect upon the Company's business, financial condition and results of operations.

           Equity Capital and Internal Financing. Occasionally the Company finances leases and related equipment internally, rather than with financing provided by lenders. These internal lease financing typically occur in cases where the financed amounts are not sufficiently large to be attractive to lenders or where the credit rating of the lessee is not acceptable to lenders. The Company also temporarily finances selected leases internally, generally for less than 90 days, until permanent outside nonrecourse financing is obtained.

           Recourse Financing. Bank Lines of Credit. The Company relies on recourse borrowing in the form of revolving lines of credit for working capital to acquire equipment to be resold in its trading operation and to acquire equipment for leases and, to a lesser extent, the Company uses recourse financing for long term financing of leases. As of March 31, 1997, the Company's available credit under its short-term, recourse facility with First Union National Bank of Virginia, N.A. (the "First Union Facility") totaled $5,000,000, and no amounts were outstanding as of March 31, 1997. Borrowing under the First Union Facility was available through July 30, 1997, with repayments due 90 days after borrowing; however, on June 10, 1997, the Company terminated the First Union Facility. Borrowings under the First Union Facility bore interest at LIBOR plus 275 basis points. The Company previously had a $2,000,000 facility with NationsBank, N.A. which it allowed to expire on December 1, 1996.

           As of March 31, 1997 and September 30, 1997, the Company had aggregate outstanding long-term recourse borrowings of $439,004 and $4,763,664, respectively, from various lenders, primarily for the long term financing of leases.

           On June 5, 1997, the Company entered into a $15,000,000 committed recourse line of credit with CoreStates Bank, N.A. (the "CoreStates Facility"). Borrowings under the CoreStates Facility, which is available through June 5, 1998, bear interest at LIBOR + 110 basis points, or, at the Company's option, prime minus one percent. On September 5, 1997, the Company entered into Amendment No. 1 (the "Amendment") dated September 5, 1997 between it and CoreStates Bank, N.A. The Amendment increases the Loan Commitment from $15,000,000 to $25,000,000 and increases the amount of Investment Grade Paper which may qualify as Eligible Leases from $10,000,000 to $15,000,000. In connection with the Amendment, the Company made and delivered to CoreStates a $25,000,000 note (the "Note") dated September 5, 1997 to replace the $15,000,000 note existing under the Credit Agreement. On June 10, 1997, the Company terminated its First Union Facility, repaid all amounts outstanding, and made its first borrowing under the CoreStates Facility in the amount of $7,500,000. The CoreStates Facility is made to MLC Group and guaranteed by MLC Holdings. The CoreStates Facility is secured by certain of the Company's assets such as chattel paper (including leases), receivables, inventory, and equipment. The availability of the line is subject to a borrowing base which consists of inventory, receivables, purchased assets, and leases. Availability under the revolving lines of credit may be limited by the asset value of equipment purchased by the Company and may be further limited by certain covenants and terms and conditions of the facilities. In the event that the Company is unable to sell the equipment or unable to finance the equipment on a permanent basis within a certain period of time, the availability of credit under the lines could be diminished or eliminated. Furthermore, in the event that receivables collateralizing the line are uncollectible, the Company would be responsible for repayment of the lines of credit. Accordingly, such a default could have a material adverse effect on the business, financial condition and results of operations of the Company, particularly if the then fair market value of the equipment is insufficient to satisfy the obligations due to the bank. There can be no assurance that the Company will be able to renew, extend or replace this credit facility and a failure to renew, extend or replace any of this facility would have a material adverse effect upon the Company's business, financial condition and results of operations.

           The CoreStates Facility contains covenants and restrictions including prohibitions against certain mergers or consolidations in which the Company is not the surviving entity, creation of liens against the Company's property, guarantees of obligations in excess of $10 million, use of proceeds to acquire margin stock, certain purchases of stock or assets in the event a default exists or is likely, sales, pledge or assignment of assets other than in the ordinary course of business and certain redemptions, repurchases, dividends or distributions of stock. As of the date of this Prospectus, the Company is in compliance with all applicable financial ratios and covenants under the CoreStates Facility.

           The Company's newly acquired subsidiaries, MLC Network Solutions (acquired July 24, 1997) and ECCI (acquired September 29, 1997), both have separate credit sources to finance their working capital requirements for inventories and accounts receivable, which the Company has guaranteed. Their traditional business as value-added resellers of PC's and related network equipment and software products is financed through agreements known as "floor planning" financing where interest expense for the first thirty days is charged to the supplier/distributor but not the reseller. These floor plan liabilities are recorded under accounts payable as they are normally repaid within the 30 day time frame as they represent an assigned accounts payable originally generated with the supplier/distributor. If the 30 day obligation is not timely liquidated, interest is then assessed at stated contractual rates. As of September 30, 1997 MLC Network Solutions has floor planning availability of $1,400,000 through Deutsche Financial, Inc. and $300,000 from IBM Credit Corporation. The outstanding balances to these respective suppliers were $595,033 and $25,786 as of September 30, 1997. ECCI has floor planning availability of $1,500,000 from AT&T Credit Corporation, $1,000,000 through IBM Credit Corporation, and $100,000 through Deutsche Financial, Inc. The outstanding balances to these respective suppliers were $522,713, $470,454 and $6,048 as of September 30, 1997. ECCI additionally has a line of credit in place, expiring on April 30, 1998, with PNC Bank, N.A. to provide an asset based credit facility. The line has a maximum credit limit of $2,500,000 and interest is based on the bank's prime rate. The outstanding balance was $931,000 as of September 30, 1997. There can be no assurance that the Company will be able to renew, extend or replace these credit facilities and a failure to renew, extend or replace any of these facilities would have a material adverse effect upon the Company's business, financial condition and results of operations.

           Partial Recourse Borrowing Facilities. On March 12, 1997, the Company finalized and executed documents establishing a $10,000,000 credit facility agreement (the "Heller Facility"), with Heller Financial, Inc. ("Heller"), a Delaware corporation. Under the terms of the Heller Facility, a maximum amount of $10,000,000 is available to the Company, provided, that each draw is subject to the approval of Heller. The Heller Facility is evidenced by a Loan and Security Agreement dated as of January 31, 1997 (the "Loan Agreement") and a First Amendment to Loan and Security Agreement (the "Amendment") dated as of March 12, 1997 (although the Loan Agreement is dated effective January 31, 1997, all documents were executed concurrently in March,
1997). The primary purpose of the Heller Facility is for the permanent fixed-rate discounting of rents for commercial leases of information technology assets with the Company's middle-market customers. As of March 31, 1997, no advances under the Heller Facility had been made. As of September 30, 1997, the principal balance due under the Heller Facility was $941,187. Each advance under the facility will bear interest at an annual rate equal to the sum of the weekly average U.S. Treasury Constant Maturities for a Treasury Note having approximately an equal term as the weighted average term of the contracts subject to the advance, plus an index ranging from 1.75% to 3.00%, depending on the amount of the advance and the credit rating (if any) of the lessee. The Heller Facility contains a number of covenants binding on the Company and is a limited recourse facility, secured by a first-priority lien in the contracts and chattel paper relating to each advance, the equipment subject to such contracts, a 10% cross-collateralized first loss guarantee, and all books, records and proceeds pertaining thereto. The Heller Facility is made to MLC Group and guaranteed by MLC Holdings. As compared to a committed line of credit, lending under the Heller Facility is in Heller's sole discretion, and is further subject to MLC Group's compliance with certain conditions and procedures. Under the Heller Facility, upon not less than sixty (60) days' prior notice, either Heller or the Company may notify the other of its intention not to seek/provide any further financing thereunder. There can be no assurance that the Company will be able to renew, extend or replace this credit facility and a failure to renew, extend or replace any of this facility would have a material adverse effect upon the Company's business, financial condition and results of operations.

           With respect to the long-term recourse notes to finance certain leases, the availability of such recourse borrowing is dependent on both the creditworthiness of the customer, as described above under "-- Dependence on Availability of Financing -- Nonrecourse Financing," and the creditworthiness of the Company, including the Company's ability to meet certain debt-to-equity ratios often required by recourse lenders. The Company's ability to increase the amount of its recourse debt has been limited by its capital position and, prior to the Initial Public Offering, the personal guarantees and collateral provided by its stockholders. No assurances can be given that the Company will not experience difficulty in obtaining recourse debt in the future, whether because lenders change their credit standards for providing such financing, the stockholders cease to provide personal guarantees or collateral, or because the Company increases its recourse borrowing to a level where it cannot meet such debt-to-equity ratio requirements or other financial covenants. The unavailability of such recourse financing would have a material adverse effect on the ability of the Company to finance lease transactions and, thus, have a material adverse effect upon the Company's business, financial condition, results of operations, and cash flows. See "Business -- Financing."

DEFAULT AND LOSS EXPERIENCE

           From the organization of the Company in 1990 through September 30, 1997 the Company has not taken any write-offs due to credit losses with respect to lease transactions financed by the Company though no assurance can be given about what the Company's future credit loss experience will be. The Company is aware of one customer that had filed for Chapter 11 protection in December, 1997. The net book value of the leased assets involving such customer, as of September 30, 1997, was $35,573.

           The VAR line of business had write-offs of approximately $14,000, $58,000 and $57,900 for the twelve months ended December 31, 1995, 1996 and nine months ended September 30, 1997, respectively.

PROPERTIES

           The Company has twelve leased office facilities with an aggregate of approximately 39,455 square feet of office space under lease with an average remaining lease term of 40 months. The Company's four largest offices are its principal executive office which is approximately 6,625 square feet at 11150 Sunset Hills Road, Suite 110, Reston, Virginia 20190, ECCI's sole location, a 16,200 square foot facility, located in Pottstown, PA, and Compuventures' two main locations in Greenville and Wilmington, NC which are 5,719 and 4,460 square feet respectively. The other regional offices in Austin, TX, San Diego, CA, Dallas, TX, Sacramento, CA, West Chester, PA, Atlanta, GE and Raleigh, NC comprise a total of 6,451 square feet. As of September 30, 1997, the aggregate monthly rent under all of the Company's office leases was approximately $42,000. For the fiscal year ended March 31, 1997 rental expense for facilities totaled $335,997.

COMPETITION

           The Company competes in the information technology and telecommunications equipment leasing and financing market with bank-affiliated lessors, captive lessors and other independent leasing or financing companies. The Company's product and market focus often limits direct competition with many of these types of companies. Bank affiliated lessors typically do not directly compete in the operating lease segment of the leasing industry. Captive leasing companies, such as IBM Credit Corporation, typically finance only their parent company's products. The Company competes directly with various independent leasing companies, such as El Camino Resources, Ltd., Comdisco, Inc., Leasing Solutions, Inc. and General Electric Capital Corporation. Many of the Company's competitors have substantially greater resources and capital and longer operating histories.

           The market for the Company's value-added reseller of PC's and related network equipment and software products and various support services is highly competitive. The Company's competitors vary in size and in the range of the products and services that they offer. Primary competitors include participants from a variety of market segments, specifically other national and regional value-added resellers of same or similar products, systems consulting and implementation firms, computer equipment manufacturers, and other IT service providers. Many of the Company's competitors have greater financial, development, technical, marketing and sales resources than the Company. There can be no assurance that the Company will continue to provide IT services and products demanded by the market or be able to compete successfully with existing or new competitors. An inability to compete in its market effectively would have a material adverse effect on the Company's results of operations, financial condition and business.

           The Company believes it competes on the basis of price, responsiveness to customer needs, flexibility in structuring lease transactions, relationships with its vendors and knowledge of its vendors' products. The Company has found it most effective to compete on the basis of providing a high level of customer service and by structuring custom relationships with vendors and lease transactions that meet the needs of its vendors and customers. Other important elements that affect the Company's competitiveness are the high degree of knowledge and competence of its key employees, specifically relating to information technology and telecommunications equipment and operating lease financing. Many of the Company's competitors are well established and have substantially greater financial, marketing, technical and sales support than the Company. See "Risk Factors -- Competition."

EMPLOYEES

           As of September 30, 1997 the Company had 186 employees. Of these, 44 work in the Company's principal executive office in Reston, Virginia, 57 work at ECCI from a single location in Pottstown, Pennsylvania, 64 of Compuventures' personnel work out of three locations in North Carolina and the remaining 21 work in the various regional offices of the Company. Regional offices are generally staffed with one or more account representatives who have daily contact with customers, lessees and vendors.

           The Company has assigned its employees to the following functional areas, with the number of employees in each area indicated in parenthesis: sales (55), technical (57), officers and managers (14), contracts and accounting (28), clerical (29), and warehouse/distribution (3).

LITIGATION

           The Company is not involved in any legal proceedings, and is not aware of any pending or threatened legal proceedings that would have a material adverse effect upon the Company's business, financial condition, results of operations, or cash flows.

                                  MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

           The Board of Directors of the Company is divided into three classes:
(i) Class I (initial term ending after 2000 annual stockholders meeting); (ii) Class II (initial term ending after 1998 annual stockholders meeting); and
(iii) Class III (initial term ending after 1999 annual stockholders meeting). After his or her initial term, each director serves for a term ending after the third annual meeting following the annual meeting at which such director is elected and until his or her successor is elected. Each officer of the Company is chosen by the Board of Directors and holds his or her office until his or her successor shall have been duly chosen and qualified or until his or her death or until he or she shall resign or be removed as provided by the By-Laws.

           The following table sets forth the name, age and position with the Company of each person who served as an executive officer, director or significant employee as of February 1, 1998.

NAME                                         AGE                 POSITION                                   CLASS
----                                         ---                 --------                                   -----

Phillip G. Norton**.............................53          Chairman of the Board,
                                                            President, and Chief
                                                            Executive Officer                                  III

Thomas B. Howard, Jr............................50          Vice President; Executive
                                                            Vice President, and Chief
                                                            Operating Officer of MLC Group

Bruce M. Bowen..................................46          Director and Executive Vice
                                                            President                                          III

Steven J. Mencarini.............................42          Senior Vice President and
                                                            Chief Financial Officer

Jonathan J. Ledecky.............................40          Director                                             I

Terrence O'Donnell..............................53          Director                                            II

Carl J. Rickertsen..............................37          Director                                            II

Kleyton L. Parkhurst............................34          Secretary and Treasurer

William G. Garner...............................40          President, MLC Network Solutions

Vincent M. Marino...............................40          President, ECCI

Kevin M. Norton**...............................41          Vice President of Brokerage
                                                            Operations

William J. Slaton...............................50          Vice President of Marketing

Thomas K. McNamara..............................52          Vice President


**Phillip G. Norton, Kevin M. Norton and Patrick J. Norton, Jr. are brothers. All references to a Mr. Norton contained herein refer to Mr. Phillip G. Norton unless otherwise indicated.

           The name and business experience during the past five years of each director, executive officer and key employee of the Company as of February 1, 1998 are described below.

           Phillip G. Norton joined the Company in March, 1993 and has served since then as its Chairman of the Board and Chief Executive Officer. Since September 1, 1996, Mr. Norton has served as President of the Company. From October, 1990 through March, 1993, Mr. Norton was an investor and devoted the majority of his time to managing his personal investments. From October, 1992 to March, 1993, Mr. Norton served as a consultant to the Company and engaged in private investment activity. Prior to 1990, Mr. Norton was President and Chief Executive Officer of PacifiCorp Capital, Inc. (formerly Systems Leasing Corporation), a wholly owned indirect subsidiary of PacifiCorp, Inc., an information technology leasing company and an SEC reporting entity. Mr. Norton started his leasing career as the National Sales Manager at Federal Leasing, Inc. Mr. Norton is a 1966 graduate of the U.S. Naval Academy. Phillip G. Norton, Kevin M. Norton and Patrick J. Norton, Jr. are brothers.

           Bruce M. Bowen founded the Company in 1990 and served as its President until September 1, 1996. Since September 1, 1996, Mr. Bowen has served as a Director and Executive Vice President of the Company, and from September 1, 1996 to June 18, 1997, he served as Chief Financial Officer. Mr. Bowen has been a director of the Company since it was formed. Prior to founding the Company, from 1986 through 1990, Mr. Bowen was Senior Vice President of PacifiCorp Capital, Inc. Prior to his tenure at PacifiCorp Capital Inc., Mr. Bowen was with Systems Leasing Corporation and Federal Leasing, Inc., where his leasing career started in 1975. Mr. Bowen is a past President of the Association of Government Leasing and Finance and currently serves as Vice-Chairman for the State and Local Public Enterprise Committee of the Information Technology Association of America. Mr. Bowen is a 1973 graduate of the University of Maryland and in 1978 received a Masters of Business Administration from the University of Maryland.

           Thomas B. Howard, Jr. joined the Company in January of 1997 as Vice President and Chief Operating Officer. Prior to joining the Company, Mr. Howard was President of Allstate Leasing, Inc., a third party lessor, from 1995 to January, 1997. Mr. Howard has spent over 20 years in the banking industry, most recently having served as President of Signet Leasing and a Senior Vice President of Signet Bank. As President of Signet Leasing, Mr. Howard directed all of the capital equipment financing and leasing products for commercial, federal and municipal accounts at the leasing company. He oversaw a staff of 60 people and effectively led the Company's growth from approximately $25 million in assets to approximately $650 million in assets in nine years, while maintaining loan loss ratios which were less than industry standards. Mr. Howard trained and motivated sales teams which greatly increased business volumes and led the leasing division through three major reorganizations in five years, and to increased profitability each year. Mr. Howard began his career at Signet in 1975 as an Assistant Vice President at Union Trust Bancorp, one of its predecessor banks. Mr. Howard, a member of the American Institute of Certified Public Accountants, is a 1970 graduate of the University of Maryland and received an MBA in Finance from Loyola College of Maryland.

           Steven J. Mencarini joined the Company in June of 1997 as Senior Vice President and Chief Financial Officer. Prior to joining the Company, Mr. Mencarini was Controller of the Technology Management Group of Computer Sciences Corporation ("CSC"), a New York Stock Exchange company and one of the nation's three largest information technology outsourcing organizations. At CSC, Mr. Mencarini supervised 72 people and was responsible for all financial and tax reporting, financial review of MIS systems, financial planning and approval for a $150 million capital annual budget, tax research, sales and personal property tax, asset management of owned and leased equipment, and the review and analysis of proposed work for outsourcing contracts which included costing, pricing, residual analysis, lease financing, and equipment liquidation. Mr. Mencarini joined CSC in 1991 as Director of Finance and was promoted to Controller in 1996. Prior to working at CSC, Mr. Mencarini was the Vice President-Finance of PacifiCorp Capital from 1981 to 1991, and was Senior Auditor of Deloitte, Haskins & Sells from 1979 to 1981. Mr. Mencarini is a 1976 graduate of the University of Maryland and has a Masters of Taxation from American University.

           Jonathan J. Ledecky joined the Company's Board of Directors in November, 1996 upon the completion of the Company's Initial Public Offering. Mr. Ledecky founded Consolidation Capital Corporation in February, 1997 to build consolidated enterprises through the acquisition and integration of multiple businesses in one or more fragmented industries. Mr. Ledecky founded U.S. Office Products Company in October, 1994, a Nasdaq National Market Company, and has served as its Chairman and until November 5, 1997, its Chief Executive Officer. Mr. Ledecky has also served as the Non-Executive Chairman of the Board of U.S. Floral since April, 1997 and as the Non-Executive Chairman of the Board of US Leasing since October, 1997. Prior to founding U.S. Office Products Company, Mr. Ledecky served as the President of The Legacy Fund, Inc., an investment management firm, from 1989 through 1991 and as President and Chief Executive Officer of Legacy Dealer Capital, Inc., a wholly owned subsidiary of Steelcase Inc., and the nation's largest manufacturer of office furniture products, from 1991 to September, 1994 . Prior to his tenure at The Legacy Fund, Inc., Mr. Ledecky was a partner at Adler and Company, an investment management firm, and a Senior Vice President at Allied Capital Corporation, a publicly traded investment management company. Mr. Ledecky is a 1979 graduate of Harvard College, and in 1983, received a Masters of Business Administration from Harvard Business School.

           Terrence O'Donnell joined the Company's Board of Directors in November, 1996 upon the completion of the Company's Initial Public Offering. Mr. O'Donnell is a partner with the law firm of Williams & Connolly in Washington, D.C. Mr. O'Donnell has practiced law with Williams & Connolly since 1977, with the exception of the period from 1989 through 1992 when he served as general counsel to the U.S. Department of Defense. Prior to commencing his law practice, Mr. O'Donnell served as Special Assistant to President Ford from 1974 through 1976 and as Deputy Special Assistant to President Nixon from 1972 through 1974. Mr. O'Donnell presently also serves as a director of IGI, Inc., a Nasdaq National Market Company which manufactures and markets a broad range of animal health products used in poultry production and pet care. IGI also markets cosmetics, consumer products and human pharmaceuticals. Mr. O'Donnell is a 1966 graduate of the U.S. Air Force Academy, and in 1971, received a Juris Doctor from Georgetown University Law Center.

           Carl J. Rickertsen joined the Company's Board of Directors in November, 1996 upon the completion of the Company's Initial Public Offering. Mr. Rickertsen is a partner in Thayer Capital Partners, a $364 million institutional private equity fund based in Washington, D.C. Mr. Rickertsen has been with Thayer Capital Partners since September, 1994. Prior to his tenure at Thayer Capital Partners, Mr. Rickertsen acted as a private financial consultant from 1993 through 1994 and was a partner of Hancock Park Associates, a private equity investment firm, from 1989 through 1993. Prior to that, Mr. Rickertsen was associated with Brentwood Associates from 1987 through 1989 and was a Financial

Analyst with Morgan Stanley & Co., Incorporated from 1983 through 1985. Mr. Rickertsen is a 1983 graduate of Stanford University and, in 1987, received a Masters of Business Administration from Harvard Business School.

           Kleyton L. Parkhurst joined the Company in May, 1991 as Director of Finance and, since September 1, 1996, has served as Secretary and Treasurer of the Company. Mr. Parkhurst is responsible for all of the Company's financing activities, credit review, and manages the Company's bank facilities. Mr. Parkhurst has syndication expertise in commercial nonrecourse debt, federal government leases, state and local taxable and tax-exempt leases, and computer lease equity placements. From 1988 through 1991, Mr. Parkhurst was an Assistant Vice President of PacifiCorp Capital, Inc. Mr. Parkhurst is a 1985 graduate of Middlebury College.

           Vincent M. Marino, President of ECCI, joined the Company on September 29, 1997, upon the Company's acquisition of ECCI and has played the key leadership role in the founding and developing the business since ECCI's origin in January 1986. He currently manages the operational, administrative and sales staff of 56 people located at ECCI's location in Pottstown, Pennsylvania. He has a MBA from Drexel University and an undergraduate degree from Ursinus College in Biology.

           William G. Garner, President of MLC Network Solutions, joined the Company on July 24, 1997, upon the Company's acquisition of Compuventures. William G. Garner manages the three office Compuventures subsidiary in North Carolina which has 64 employees. Mr. Garner was a co-founder of Compuventures and has over 10 years of experience in the network services and PC reselling business. He received his MBA from Harvard Business School and undergraduate degree from East Carolina University.

           Kevin M. Norton joined the Company in 1991 and has served since then as Vice President of Brokerage Operations. Mr. Norton is responsible for all of the Company's equipment brokerage activities. He has a wide variety of equipment experience including mainframes and peripheral equipment. Prior to joining the Company, he was employed in a similar capacity with PacifiCorp Capital, Inc. Mr. Norton is a 1979 graduate of the University of North Carolina. Kevin M. Norton, Phillip G. Norton and Patrick J. Norton, Jr. are brothers.

           William J. Slaton joined the Company in 1991 and has served since then as Vice President of Marketing. His primary responsibility is the management of the Company's marketing of its public sector finance products. From 1986 through 1991 and from 1980 through 1986, Mr. Slaton held various marketing positions, specializing in technology financing for local and state government agencies, with PacifiCorp Capital, Inc. and Systems Leasing Corporation, respectively. From 1969 through 1977, Mr. Slaton held various marketing positions with IBM, also focusing on state and local government customers in Texas and California. Mr. Slaton is a 1969 graduate of the University of Texas at Austin.

           Thomas K. McNamara joined the Company in 1994 upon the acquisition by the Company of the business assets of Pilot Associates and serves as Vice President and Regional Manager of the Pilot Associates division. In 1989, Mr. McNamara co-founded and was responsible for sales at Pilot Associates. Prior to founding Pilot Associates, Mr. McNamara served as Sales Representative with Memorex Corporation from 1974 through 1989. Mr. McNamara was also previously with Computer Communication, Inc., from 1970 through 1974 and with Philco Ford, Inc. from 1966 through 1970. Mr. McNamara is a 1966 graduate of the Philco Technical Institute.

           There are no material proceedings to which any director, officer of affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

COMMITTEES AND MEETINGS

           Audit Committee. The audit committee of the Board of Directors (the "Audit Committee") is responsible for making recommendations to the Board concerning the engagement of independent public accountants, monitoring and reviewing the quality and activities of the Company's external audit functions and monitoring the adequacy of the Company's operating and internal controls as reported by management and the external auditors. The members of the Audit Committee are Terrence O'Donnell and Carl J. Rickertsen.

           Compensation Committee. The compensation committee of the Board of Directors (the "Compensation Committee") is responsible for reviewing the salaries, benefits and other compensation, excluding stock based compensation, of Mr. Norton and Mr. Bowen and will make recommendations to the Board based on its review. The members of the Compensation Committee are Terrence O'Donnell, Jonathan J. Ledecky and Carl J. Rickertsen. Mr. Norton and Mr. Bowen, as directors, will not vote on any matters affecting their personal compensation. Mr. Bowen and Mr. Norton will be responsible for reviewing and establishing salaries, benefits and other compensation for other directors and all other employees. Since compensation for Mr. Norton and Mr. Bowen was established prior to the Company's Initial Public Offering in November, 1996, the Compensation Committee did not meet during the fiscal year ended March 31, 1997.

           The current members of the Compensation Committee were not appointed until January, 1997, and the Compensation Committee has neither reviewed nor approved any compensation actions relating to the Company's fiscal year ended March 31, 1997. The Compensation Committee recognizes that as a company which recently became a public company, the Company needs a transition period during which to establish its long-range compensation philosophy and objectives. The Compensation Committee is developing its compensation policies and will describe them in the proxy materials to be furnished in connection with the Company's 1998 annual meeting of shareholders.

           Stock Incentive Committee. The stock incentive committee of the Board of Directors (the "Stock Incentive Committee") is authorized to award stock, and various stock options and rights and other stock based compensation grants under the Company's Master Stock Incentive Plan (formerly the 1996 Stock Incentive Plan prior to an amendment and restatement effective May 14, 1997) and its component plans, which include the Amended and Restated Incentive Stock Option Plan (formerly the 1996 Incentive Stock Option Plan prior to an amendment and restatement effective May 14, 1997), the Amended and Restated Outside Director Stock Option Plan (formerly the 1996 Outside Director Stock Option Plan prior to an amendment and restatement effective May 14, 1997), the Amended and Restated Nonqualified Stock Option Plan (formerly the 1996 Nonqualified Stock Option Plan prior to an amendment and restatement effective May 14, 1997), and the Employee Stock Purchase Plan (approved by the stockholders in September, 1997, and expected to be activated in April, 1998). See "Executive Compensation -- 1996 Stock Incentive Plan." The members of the Stock Incentive Committee presently are Phillip G. Norton and Bruce M. Bowen. Except for options granted to Mr. Norton and Mr. Bowen under the employment agreements, formula plan grants to the outside directors under the Amended and Restated Outside Director Stock Option Plan and grants that are approved by a majority of the disinterested members of the Board of Directors, no member of the Stock Incentive Committee is eligible to receive grants under the Stock Incentive Plan.

           The Company has no nominating committee or any committee serving a similar function.

DIRECTOR COMPENSATION

           Directors who are also employees of the Company do not currently receive any compensation or other services as members of the Board of Directors. Prior to May 14, 1997, the outside directors were paid $500 per meeting. On May 14, 1997, the Board of Directors adopted a revised outside director compensation program which provides for each outside director to receive a $10,000 annual retainer, and $500 for each special committee meeting. The $500 fee for regular Board meetings was terminated. All directors will be reimbursed for their out-of-pocket expenses incurred to attend board or committee meetings. The Company has adopted the Amended and Restated Outside Director Stock Option Plan (formerly the 1996 Outside Director Stock Option Plan prior to an amendment and restatement effective May 14, 1997), which provides for the award and exercise of certain options to nonemployee directors on a formula basis based upon length of service. In November, 1996, under the 1996 Outside Director Stock Option Plan, the Company granted options to its nonemployee directors to purchase an aggregate of 30,000 shares of Common Stock at an exercise price equal to $8.75 per share, 50% of which may be exercised after the first year of service and the remaining 50% of which may be exercised after the second year of service, provided they continue to serve as directors. The Amended and Restated Outside Director Stock Option Plan made the options granted in November, 1996 immediately exercisable and also provides for the grant of options for 10,000 shares of Common Stock to each nonemployee director on the anniversary of each year of service as a director at an exercise price equal to the market price as of the date of grant, with each option being subject to a one-year vesting requirement. See "-- Executive Compensation and Other Information -- Master Stock Incentive Plan" for a description of option grants to nonemployee directors.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

           Summary Compensation Table. The following table provides certain summary information concerning the compensation earned, for services rendered in all capacities to the Company, by the Company's Chief Executive Officer and certain other executive officers (together with the Chief Executive Officer, the "Named Executive Officers") of the Company for the fiscal year ended March 31, 1997. Certain columns have been omitted from this summary compensation table as they are not applicable.

                                                                                     ANNUAL COMPENSATION
                                                    --------------------------------------------------------------------------------
                                                                                                         Other
                                                                                      Bonus/            Annual        All Other
      Name and Principal Position                   Year          Salary            Commission       Compensation     Compensation
      ---------------------------                   ----          ------            ----------       ------------     ------------

              Phillip G. Norton                     1997         $67,265                  $--               $348         $90,000(1)
                  Chairman, Chief Executive         1996             984                   --                 --         120,000(1)
                  Officer and President             1995             376                   --                 --                 --

              Bruce M. Bowen                        1997         130,000               10,000       12,729(2)(3)                 --
                  Director, Chief Financial         1996         120,000               40,000       13,206(2)(3)           1,000(4)
                  Officer, Executive Vice           1995         120,000               16,000       11,500(2)(3)           1,000(4)
                  President

              Kevin M. Norton                       1997       30,000(5)              249,015           1,500(2)                 --
                  Vice President of                 1996              --              347,023           3,087(2)                 --


                  Brokerage Operations              1995              --              348,944           1,068(2)           --


              Kleyton L. Parkhurst                  1997       40,000(5)              117,567           1,500(2)           --
                  Secretary and Treasurer           1996              --              169,352           1,356(2)           --
                                                    1995              --              237,153           1,500(2)           --

              Thomas K. McNamara                    1997          42,000              351,781              1,109
                  Vice President                    1996          42,000               98,257           3,234(2)           --
                                                    1995          42,000              335,699              1,500           --

--------------------

(1) Represents guarantee fees paid to Mr. Norton's spouse, Patricia Norton. See "Certain Transactions -- Guarantee Fees."

(2)  Employer 401(k) plan match.

(3) Includes $11,229 in fiscal year 1997 and $10,000 in fiscal years 1996 and 1995, respectively, of interest paid on loans by Mr. Bowen to the Company; the balance represents employer 401(k) plan match amounts.

(4)  Represents the personal use of the Company's country club membership.

(5) Until December 1, 1996 Kevin M. Norton and Kleyton L. Parkhurst were paid on a commission basis and thereafter, pursuant to their employment agreements received base salaries plus bonus. See "-- Compensation Arrangements and Employment Agreements".

OPTION GRANTS IN LAST FISCAL YEAR

           The following table sets forth certain information with respect to options granted during the last fiscal year ended March 31, 1997 to the Named Executive Officers in the above Summary Compensation Table.

                                                                                                        Potential Realizable Value
                                                                                                          at Assumed Annual Rates
                                                                                                               of Stock Price
                                                                                                           Appreciation for Option
                                 Number of            Total                                                         Term (6)
                                Securities        Options/SARS
                                Underlying         Granted to         Exercise or                        --------------------------
                               Options/SARS       Employees in        Base Price     Expiration
             Name               Granted (#)      Fiscal Year(5)         ($/Sh)          Date             5% ($)            10% ($)
             ----               -----------      --------------         ------          ----             ------            -------

Phillip G. Norton                 130,000(1)            36.7%        $ 8.75          11/19/2006           715,390        1,812,850
Bruce M. Bowen                     15,000(1)             4.2%        $ 8.75          11/19/2006            82,545          209,175
Kevin M. Norton                    ----                   ---          ---              ---                ---             ---
Kleyton L. Parkhurst              100,000(2)            28.3%        $ 6.40          11/19/2006           785,300        1,629,500
Thomas K. McNamara                  5,000(3)             1.4%        $ 8.75          11/19/2006            27,515           69,725
                                    5,000(4)             1.4%        $10.75          01/07/2007            17,515           59,725

----------------

(1) The options were granted to Mr. Norton and Mr. Bowen on September 1, 1996, under employment agreements, with an exercise price equal to the Initial Public Offering price. These options are nonqualified options and were not issued as part of the Company's Stock Incentive

     Plan. They become exercisable in four annual increments beginning on the date of the Initial Public Offering.

(2) The options were granted to Mr. Parkhurst on September 1, 1996 under an employment agreement. These options are nonqualified options and were not issued as part of the Company's Stock Incentive Plan. They become exercisable in four annual increments beginning on the date of the Initial Public Offering.

(3) The options were granted to Mr. McNamara on November 20, 1996 under the 1996 Incentive Stock Option Plan, a component plan of the Company's Stock Incentive Program. These options become exercisable in four increments beginning one year after grant. See Note 11 of the Company's consolidated financial statements appearing elsewhere herein for further discussion of the Company's Stock Incentive Plan and "-- Master Stock Incentive Plan."

(4) The options were granted to Mr. McNamara on January 7, 1997 under the 1996 Incentive Stock Option Plan, a component plan of the Company's Stock Incentive Program. These options become exercisable in four installments beginning one year after grant. See Note 11 of the Company's consolidated financial statements appearing elsewhere herein for further discussion of the Company's Stock Incentive Plan and "-- Master Stock Incentive Plan."

(5) Based on options to purchase an aggregate of 353,800 shares granted during fiscal 1997 to certain employees of the Company.

(6) Potential realizable value is calculated based on an assumption that the price of the Company's Common Stock will appreciate at the assumed annual rates shown (5% and 10%), compounded annually, from the date of grant of the option until the end of the option term (10 years). The 5% and 10% assumed rates of appreciation are required by the rules of the SEC and do not represent the Company's estimate of future market prices of the Common Stock.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR (3/31/97) AND FISCAL YEAR-END (3/31/97) OPTION/SAR VALUES

     The following table sets forth certain information with respect to options exercised during the Company's fiscal year ended March 31, 1997 by the Named Executive Officers in the Summary Compensation Table, and with respect to unexercised options held by such persons at the end of fiscal year 1997.


                             Shares                            Number of Securities              Value of Unexercised in the
                          Acquired On        Value           Underlying Unexercised                 Money Options/SARs at
Name                     Exercise (#)      Realized ($)    Options/SARS at FY- End (#)                 FY-End ($)(1)
----                     ------------      ------------    ---------------------------                 -------------

                                                          Exercisable      Unexercisable         Exercisable         Unexercisable
                                                          -----------      -------------         -----------         -------------
Philip G. Norton              ---            ---              32,500            97,500              105,625             316,875
Bruce M. Bowen                ---            ---               3,750            11,250               12,188              36,562
Kevin M. Norton               ---            ---              ---               ---                  ---                 ---
Kleyton L. Parkhurst          ---            ---              25,000            75,000              140,000             420,000
Thomas K. McNamara            ---            ---              ---               10,000               ---                 22,500

------------------

(1) Based on a closing bid price of $12.00 per share as of the close of business on March 31, 1997.

           Compensation Arrangements and Employment Agreements. The Company has entered into employment agreements with Phillip G. Norton, Bruce M. Bowen, Kleyton L. Parkhurst and William J. Slaton, each effective as of September 1, 1996, with Thomas B. Howard, Jr. effective as of April 1, 1997, with Steven J. Mencarini effective as of June 18, 1997, with William G. Garner, effective July 24, 1997, and with Vincent W. Marino effective September 29, 1997. Each employment agreement, except for William G. Garner's who has a one year term, provides for an initial term of three years, and is subject to an automatic one-year renewal at the expiration thereof unless the Company or the employee provides notice of an intention not to renew at least three months prior to expiration. Under each employment agreement, the employee is entitled to receive an annual base salary ($200,000 in the case of Phillip G. Norton; $150,000 in the case of Bruce M. Bowen; $150,000 in the case of Vincent W. Marino; $120,000 in the case of Kleyton L. Parkhurst and William J. Slaton; $125,000 in the case of Thomas B. Howard, Jr. and Steven J. Mencarini; and $36,000 for William G. Garner who is under a part time requirement) and are eligible for commissions or performance bonuses. The performance bonus for Phillip G. Norton for each fiscal year is equal to 5% of the increase in the Company's net income before taxes over net income before taxes for the preceding fiscal year, not to exceed $150,000 for any fiscal year. The performance bonus for Bruce M. Bowen for each fiscal year is equal to 5% of the increase in the Company's net income before taxes over net income before taxes for the preceding fiscal year, not to exceed $100,000 for any fiscal year. The performance bonus for Kleyton L. Parkhurst, William J. Slaton, Thomas B. Howard, Jr. and Steven J. Mencarini are paid based upon performance criteria established by Phillip G. Norton and Bruce M. Bowen, not to exceed $80,000 each per fiscal year as to Kleyton L. Parkhurst and William Slaton, not to exceed $100,000 for Thomas B. Howard, Jr. and not to exceed $25,000 for Steven J. Mencarini. Thomas K. McNamara is compensated pursuant to the Company's commission program which is generally based on the profitability of business produced. Vincent W. Marino and William G. Garner are eligible for annual discretionary bonuses determined by the Chief Executive Officer or the Board of Directors.

           Under the employment agreements, each receives certain other benefits including medical, insurance, death and long term disability benefits, 401(k), and reimbursement of employment related expenses. Mr. Bowen's country club dues are paid by the Company. The employment agreements of Messrs. Norton, Bowen, Slaton, Howard and Mencarini contain a covenant not to compete on the part of each, whereby in the event of a voluntary termination of employment, upon expiration of the term of the agreement or upon the termination of employment by the Company for cause, each are subject to restrictions upon acquiring, consulting with or otherwise engaging in or assisting in the providing of capital needs for competing business activities or entities within the United States for a period of one year after the date of such termination or expiration of the term of the employment agreement. Both Mr. Marino and Mr. Garner have 24 month non-competition and non-solicitation clauses in their employment agreements following termination of employment for any reason.

           Under his employment agreement, Phillip G. Norton was granted options to acquire 130,000 shares of Common Stock at a price per share equal to $8.75 per share. These options have a ten year term, and became exercisable and vested 25% on November 20, 1996, and the balance will be exercisable and vest in 25% increments over three years on November 20, 1997, November 20, 1998, and November 20, 1999, respectively, subject to acceleration upon certain conditions. The Company had paid a $120,000 annual guarantee fee payable in $10,000 monthly payments to Patricia A. Norton, wife of Phillip G. Norton, in consideration of providing certain guarantees and collateral for the NationsBank and First Union Facilities. This fee was terminated when these credit facilities were terminated in November, 1996 and the guarantee released. See "Certain Transactions."

           Under his employment agreement, Bruce M. Bowen was granted options to acquire 15,000 shares of Common Stock at a price equal to $8.75 per share. These options have a ten year term, and became exercisable and vested 25% on November 20, 1996, and the balance will be exercisable and vest in 25% increments over three years on November 20, 1997, November 20, 1998, and November 20, 1999, respectively, subject to acceleration upon certain conditions.

           Under his employment agreement, Kleyton L. Parkhurst was granted options to acquire 100,000 shares of Common Stock at a price per share equal to $6.40 per share. These options have a ten year term, and became exercisable and vested 25% on November 20, 1996, and the balance will become exercisable and vest in 25% increments over three years on November 20, 1997, November 20, 1998, and November 20, 1999, respectively, subject to acceleration upon certain conditions.

           In connection with his employment, Thomas B. Howard, Jr. was granted incentive stock options to acquire 30,000 shares of Common Stock at a price equal to $11.00 per share. See "-- Executive Compensation and Other Information -- Master Stock Incentive Plan." These options have a ten year term, and will be exercisable and vest 20% at the end of each year of service and are subject to acceleration upon certain conditions.

           In connection with his employment, Steven J. Mencarini was granted incentive stock options to acquire 16,200 shares of Common Stock at a price equal to $12.75 per share. See "-- Executive Compensation and Other Information -- Master Stock Incentive Plan." These options have a ten year term, and will be exercisable and vest 20% at the end of each year of service and are subject to acceleration upon certain conditions.

           The Company maintains key-man life insurance on Mr. Norton in the amount of $10 million and on Mr. Bowen in the amount of $1 million. The Company maintains key-man life insurance on Mr. Norton in the form of two separate policies, one with the Prudential Life Insurance Company and the second with TransAmerica Life Co., each in the amount of $5 million and on Mr. Bowen with CNA Insurance Company in the amount of $1 million.

           Master Stock Incentive Plan. The Company has established a stock incentive program (the "Master Stock Incentive Plan") (formerly the 1996 Stock Incentive Plan prior to amendment and restatement effective May 14, 1997 which has been adopted by the Board of Directors and was ratified by stockholders at the annual stockholder meeting on September 30, 1997) to provide an opportunity for directors, executive officers, independent contractors, key employees, and other employees of the Company to participate in the ownership of the Company. The Master Stock Incentive Plan provides for the award to eligible directors, employees, and independent contractors of the Company, of a broad variety of stock-based compensation alternatives under a series of component plans. These component plans include tax advantaged incentive stock options for employees under the Incentive Stock Option Plan (formerly the 1996 Incentive Stock Option Plan prior to amendment and restatement effective May 14, 1997), formula length of service based nonqualified options to nonemployee directors under the
Outside Director Stock Plan (formerly the 1996 Outside Director Stock Option Plan prior to amendment and restatement effective May 14, 1997), nonqualified stock options under the Nonqualified Stock Option Plan (formerly the 1996 Nonqualified Stock Option Plan prior to amendment and restatement effective May 14, 1997), a program for employee purchase of Common Stock of the Company at
85% of fair market value under a tax advantaged Employee Stock Purchase Plan (approved by the Board of Directors and ratified at the annual stockholder meeting on September 30, 1997), as well as other restrictive stock and performance based stock awards and programs which may be established by the Board of Directors. (The above-described amendments effective May 14, 1997 are hereinafter collectively referred to as the "May 14, 1997 Amendments.") Prior to the May 14, 1997 Amendments which were ratified by stockholders in
September, 1997, the Company had reserved a total of 155,000 shares of Common Stock (subsequently increased as described below) for issuance upon exercise of options under: (i) the 1996 Incentive Stock Option Plan (under which options for an aggregate of 202,150 shares were granted through December 31, 1997; (ii) the 1996 Outside Director Stock Plan (under which options for an aggregate of 75,000 shares of Common Stock were reserved for grant under a formula plan based upon length of service, which reserved number was reduced to 30,000 shares which were transferred to the Incentive Stock Option Plan by the Board of Directors on May 14, 1997, and under which options for 30,000 shares of Common Stock were granted on November 20, 1996 and November 20, 1997, respectively); and (iii) the 1996 Nonqualified Stock Option Plan (under which options for an aggregate of 5,000 shares of Common Stock were granted on January 8, 1997). The May 14, 1997 Amendments increase the aggregate number of shares reserved for grant under all plans which are a part of the Master Stock Incentive Plan to a floating number equal to 20% of the issued and outstanding stock of the Company (after giving effect to pro forma assumed exercise of all outstanding options and purchase rights). The number that may be subject to options granted under the Incentive Stock Option Plan is also further capped at a maximum of 4,000,000 shares to comply with IRS requirements for a specified maximum. As of December 31, 1997, based on 6,071,305 shares outstanding and 482,150 shares of Common Stock for which options have been granted, this 20% number would be 1,310,691 shares.

           The Stock Incentive Plan is administered by the Stock Incentive Committee, which is authorized to select from among the eligible participants the individuals to whom options, restricted stock purchase rights and performance awards are to be granted and to determine the number of shares to be subject thereto and the terms and conditions thereof. The Stock Incentive Committee is also authorized to adopt, amend and rescind the rules relating to the administration of the Stock Incentive Plan. Except for grants that are approved by a majority of the Company's Board of Directors, no member of the Stock Incentive Committee is eligible to participate in future grants of options in the Stock Incentive Plan.

           Incentive stock options issued under the 1996 Incentive Stock Option Plan are designed to comply with the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and are subject to restrictions contained in the Code, including a requirement that exercise prices be equal to at least 100% of fair market value of the shares of Common Stock on the grant date and a ten-year restriction on the option term. The incentive stock options may be subsequently modified to disqualify them from treatment as incentive stock options. Under the Stock Incentive Plan and the Code, non-employee directors are not permitted to receive incentive stock options.

           Nonqualified stock options issued under the Stock Incentive Plan may be granted to directors, officers, independent contractors and employees and will provide for the right to purchase shares of Common Stock at a specified price which may be less than fair market value on the date of grant, and usually will become exercisable in installments after the grant date. Nonqualified stock options may be granted for any reasonable term.

           Under the Outside Director Stock Option Plan, each of the three nonemployee directors were granted options, on November 20, 1996, to purchase an aggregate of 30,000 shares of Common Stock, which, as amended, became immediately exercisable in May, 1997. The Outside Director Stock Option Plan also provides for the grant of options for 10,000 shares to each nonemployee director (30,000 annually in the aggregate) on each anniversary of service, at an exercise price equal to the market price as of the date of grant, with each option being exercisable on the first anniversary of grant.

           In May, 1997, the Board of Directors adopted a resolution to approve an Employee Stock Purchase Plan which was ratified by the stockholders at the annual meeting on September 30, 1997. Under the plan, employees will be eligible to purchase up to the lesser of ten percent of their total compensation or $5,000 of stock each six month period, subject to a $10,000 annual maximum, by purchasing the shares at the end of the quarter at a price equal to 85% of the lesser of (a) the Fair Market Value of a share of Common Stock on the first day of the six month period (or such other offering period as the Board may adopt) or (b) the Fair Market Value of a share of Stock on the last day of the six month period (or such other offering period as the Board may adopt). As a part of the Employee Stock Purchase Plan employees will participate via payroll withholding.

           Compensation Committee Interlocks and Insider Participation. For the year ended March 31, 1997, all decisions regarding executive compensation were made by the Compensation Committee when applicable or by Mr. Norton as President. None of the executive officers of the Company currently serves on the Compensation Committee of another entity or any other committee of the board of directors of another entity performing similar functions. For a description of transactions between the Company and Mr. Bowen, see "Certain Transactions."

LIMITATION OF LIABILITY AND INDEMNIFICATION

           Indemnification Agreements. The Company has entered into separate but identical indemnification agreements (the "Indemnification Agreements") with each director and executive officer of the Company and expects to enter into Indemnification Agreements with persons who become directors or executive officers in the future. The Indemnification Agreements provide that the Company will indemnify the director or officer (the "Indemnitee") against any expenses or liabilities in connection with any proceeding in which such Indemnitee may be involved as a party or otherwise, by reason of the fact that such Indemnitee is or was a director or officer of the Company or by reason of any action taken by or omitted to be taken by such Indemnitee while acting as an officer or director of the Company, provided that such indemnity shall only apply if (i) the Indemnitee was acting in good faith and in a manner the Indemnitee reasonably believed to be in the best interests of the Company, and, with respect to any criminal action, had no reasonable cause to believe the Indemnitee's conduct was unlawful, (ii) the claim was not made to recover profits made by such indemnitee in violation of Section 16(b) of the Exchange Act, or any successor statute, (iii) the claim was not initiated by the Indemnitee, or (iv) the claim was not covered by applicable insurance, or (v) the claim was not for an act or omission of a director of the Company from which a director may not be relieved of liability under Section 103(b)(7) of the DGCL. Each Indemnitee has undertaken to repay the Company for any costs or expenses paid by the Company if it shall ultimately be determined that such Indemnitee is not entitled to indemnification under the Indemnification Agreements.

           Provisions of Certificate of Incorporation. As allowed by the DGCL, the Company's Certificate of Incorporation provides for the limitation of the liability of the directors of the Company for monetary damages to the fullest extent permissible under Delaware law. This is intended to limit the personal liability of a director to monetary damages incurred in an action brought by or in the right of the Company for breach of a director's duties to the Company or its stockholders: (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law; (ii) for any breach of the director's duty of loyalty to the Company or its stockholders; (iii) for any transaction from which a director has derived an improper personal benefit; and
(iv) as expressly imposed by statute, for approval of certain improper distributions to stockholders or the wasting of Company assets.

           Bylaws. The Company's Bylaws also permit the Company to indemnify its officers and directors to the fullest extent permitted by law.

           Directors and Officers Insurance. The Company has bound directors and officers liability and company reimbursement insurance pursuant to a policy in effect (the "D&O Policy") with the Genesis Insurance Company ("Genesis"), a wholly owned subsidiary of the American International Group. Pursuant to the D&O Policy, Genesis will pay, on behalf of directors and officers of the Company, certain losses ("Losses") incurred as a result of a wrongful act (a "Wrongful Act") by such persons, for which they are not indemnified by the Company. In addition, Genesis will reimburse the Company for Losses over $100,000 incurred as a result of the Company's indemnification of an officer or director in connection with a Wrongful Act. The D&O Policy provides that Genesis' aggregate liability to the Company with respect to a single policy year shall not exceed $3 million and is subject to customary exclusions.


                              CERTAIN TRANSACTIONS

GUARANTEES OF NATIONSBANK FACILITY

           Through December, 1996, the NationsBank Facility was guaranteed by Phillip G. Norton, Patricia A. Norton, Bruce M. Bowen, Elizabeth D. Bowen, William J. Slaton, Margaret Newton, Kevin M. Norton, Brianna Norton and Patrick
J. Norton. In addition, this line was secured by a pledge of approximately $1.5 million of cash collateral pledged by Phillip G. Norton and his spouse, Patricia A. Norton. The Company terminated the NationsBank Facility on December 31, 1996, at which time all stockholders' personal guarantees were removed and collateral pledges released. See "Business -- Financing."

GUARANTEES OF FIRST UNION FACILITY

           Through June 10, 1997, the First Union Facility was guaranteed by Phillip G. Norton, Patricia A. Norton, Bruce M. Bowen, Elizabeth D. Bowen, William J. Slaton, Kevin M. Norton and Patrick J. Norton, each of whom is a beneficial owner of Common Stock. In addition, the facility was secured by cash and securities having a value of approximately $1.2 million, pledged as collateral by Patricia A. Norton, as trustee for the Phillip G. Norton Jr. Trust, the Andrew L. Norton Trust and the Jeremiah O. Norton Trust. Upon termination of the facility on June 10, 1997, all stockholders' personal guarantees were removed and collateral pledges released. See "Business -- Financing."

GUARANTEES OF NATIONSBANK LEASING FACILITY

           Through January 31, 1997, the NationsBank Facility was guaranteed by Philip G. Norton and Bruce M. Bowen. The Company terminated the Facility, at which time all personal guarantees were removed. See "Business -- Financing."

LOANS FROM STOCKHOLDERS

           During November, 1996, the Company repaid a total of $275,000 in outstanding borrowings from stockholders ($175,000 from Bruce M. Bowen and $100,000 from William J. Slaton) with a portion of proceeds received from the Initial Public Offering. Each of these loans was evidenced by a promissory note dated March 1, 1995, bearing interest at a rate of 10% per annum, and due March 1, 1998. The Company paid $17,500 and $10,000 in interest for fiscal year 1996, and $11,229 and $6,417 in interest for fiscal year 1997 to Messrs. Bowen and Slaton, respectively. Additionally, the Company had various unsecured notes payable to stockholders of ECC Integrated, Inc. with no formal amortization of principal, with interest rates ranging from 7% to 10%. All obligations were fully paid during the year ended March 31, 1997 and the balance as of March 31, 1996 and March 31, 1995 were $162,824 and $162,900, respectively.

NEW ENERGY LEASING CORPORATION OBLIGATIONS

           The Company is a party to an agreement entered into in 1994 with New Energy Leasing Corporation ("New Energy"), of which Bruce M. Bowen is a 45% stockholder. Under that arrangement, the Company has sold leases to New Energy under which the Company remains obligated to manage the lease and to provide remarketing or asset disposition services upon expiration or other termination of the lease. The Company recognized revenue for such transactions of approximately $1.3 million for the year ended March 31, 1996, and the basis of the equipment sold was approximately $1.6 million. During the year ended March 31, 1997, the Company received remarketing fees from New Energy in the amount of $224,126. New Energy is entitled to the first $75,000 of proceeds from any remarketing or sale of the assets, with the Company being entitled to 90% of any proceeds above that amount. This agreement and the lease transactions to which it relates are slated to expire in 1999. The Company does not intend to enter into any further lease sale transactions with New Energy.

UNITED FEDERAL OBLIGATIONS

           Marcella A. Dilworth and Donna O'Hear, sister-in-law of Philip G. Norton, two of the Company's employees, own 51% and 49% respectively of United Federal Leasing, Inc. (formerly MLC Federal, Inc.), a woman-owned small business which was purchased from the Company in 1992. The Company and United Federal have entered into a Servicing Agreement which sets forth cost and profit sharing and reimbursement for transactions which are jointly originated, serviced, or financed by United Federal and/or the Company. The Company expects to continue this relationship to originate various federal government contracts and financing arrangements. In July, 1997, Marcella Dilworth gave notice of her resignation from the Company but may continue to work with the Company as an outside contractor.

           As of March 31, 1996 and 1997, $152,606 and $72,000, respectively, was receivable from United Federal, the payment of which is unlikely. As of March 31, 1997, the Company fully reserved for the receivable from United Federal.

GUARANTEE FEES

           From April 1, 1995 through June 30, 1996, the Company paid a total of $150,000 of guarantee fees, $10,000 per month, to Patricia A. Norton, the spouse of Phillip G. Norton, as consideration for her providing personal guarantees and pledging personal assets for the NationsBank Facility. The guarantee requirement was liquidated upon the termination of the facility on December 1, 1996.

ADVANCES AND LOANS TO EMPLOYEES AND STOCKHOLDERS

           The Company has in the past provided loans and advances to employees and certain stockholders. Such balances are to be repaid from personal funds or commissions earned by the employees/stockholders on successful sales or financing arrangements obtained on behalf of the Company. Loans and advances totalled $77,664, $70,612 and $95,918 for March 31, 1996, March 31, 1997, and
September 30, 1997, respectively.

LOANS TO STOCKHOLDERS

           In 1994, the Company loaned $40,000 to Kevin M. Norton, an officer and a stockholder of the Company, pursuant to a promissory note dated February 15, 1994 bearing interest at 8% per annum and due July 31, 1995. Kevin M. Norton paid interest of $2,048 and $382 during fiscal years 1995 and 1996, respectively, and made principal repayments of $25,505 and $14,495 during fiscal years 1995 and 1996, respectively. The Company's $40,000 loan to Kevin
M. Norton was repaid in full during fiscal year 1996.

           In 1995, the Company loaned $74,115 to William J. Slaton, an officer and a stockholder of the Company, pursuant to a promissory note dated January 5, 1995 bearing no interest and due on demand. Mr. Slaton repaid this note in full in 1995.

           In 1995, the Company loaned $54,000 to Patrick J. Norton, a stockholder of the Company, pursuant to a promissory note dated November 17, 1995, bearing interest at 8% per annum. Patrick J. Norton paid interest of $1,608 and made principal repayments of $8,392 during fiscal year 1996 and interest of $3,193 and principal payments of $14,507 during fiscal year 1997. The Company's loan to Patrick J. Norton had balances of $31,101 and $45,608 as of March 31, 1997 and 1996, respectively. As of September 30, 1997, Patrick J. Norton had a balance of $32,481 owed to the Company.

BROKERAGE FEE

           During the year ended March 31, 1997 and the six months ended September 30, 1997, the Company recognized $250,000 and $0, respectively, in income from broker fees for providing advisory services to a company which is owned, in part, by Carl J. Rickertsen, one of the Company's outside directors.

REIMBURSEMENT OF CERTAIN EXPENSES

           The Company is reimbursed for certain general and administrative expenses by a company owned, in part, by an executive of a subsidiary of the Company. The reimbursements totaled $282,200, $128,310 and $176,075 for the years ended March 31, 1995, 1996 and 1997 and $69,396 for the six months ended September 30, 1997.

INDEMNIFICATION AGREEMENTS

           Prior to the completion of the Initial Public Offering, the Company entered into separate but identical indemnification agreements (the "Indemnification Agreements") with each director and executive officer of the Company and expects to enter into Indemnification Agreements with persons who become directors or executive officers in the future. The Indemnification Agreements provide that the Company will indemnify the director or officer (the "Indemnitee") against any expenses or liabilities in connection with any proceeding in which such Indemnitee may be involved as a party or otherwise, by reason of the fact that such Indemnitee is or was a director or officer of the Corporation or by reason of any action taken by or omitted to be taken by such Indemnitee while acting as an officer or director of the Corporation, provided that such indemnity shall only apply if (i) the Indemnitee was acting in good faith and in a manner the Indemnitee reasonably believed to be in the best interests of the Corporation, and, with respect to any criminal action, had no reasonable cause to believe the Indemnitee's conduct was unlawful, (ii) the claim was not made to recover profits made by such indemnitee in violation of
Section 16(b) of the Exchange Act, or any successor statute, (iii) the claim was not initiated by the Indemnitee, or (iv) the claim was not covered by applicable insurance, or (v) the claim was not for an act or omission of a director of the Company from which a director may not be relieved of liability under Section 103(b)(7) of the DGCL. Each Indemnitee has undertaken to repay the Company for any costs or expenses paid by the Company if it shall ultimately be determined that such Indemnitee is not entitled to indemnification under the Indemnification Agreements. For more information on director and officer liability, see "Management -- Limitation of Liability and Indemnification."

FUTURE TRANSACTIONS

           Certain of the transactions described above may be on terms more favorable to officers, directors and principal stockholders than they could obtain in transaction with an unaffiliated party. The Company intends to adopt a policy requiring that all material transactions between the Company and its officers, directors or other affiliates must (i) be approved by a majority of the disinterested members of the Board of Directors of the Company, and (ii) be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

GENERAL

           The following table sets forth certain information, as of November 30, 1997, regarding the beneficial ownership of the Common Stock, with respect to (i) each director of the Company, (ii) each person who is known by the Company to own beneficially 5% or more of the Common Stock, (iii) each of the Named Executive Officers and (iv) all directors and executive officers of the Company as a group.

                                             Shares Beneficially                     Shares Beneficially
Name and Address of                        Owned  Prior to Offering                Owned After Offering (2)
   Beneficial Owner(1)                      Number       Percent                     Number      Percent


Phillip G. Norton(3)                     2,878,000           46.9%                  2,878,000       35.4%
1019 Basil Road
McLean, Virginia 22101

Bruce M. and Elizabeth D. Bowen (4)        767,500           12.6%                    767,500        9.5%
10895 Lake Windermere Drive
Great Falls, Virginia  22066

William J. Slaton                          400,000            6.6%                    400,000        5.0%
1850 Maple Glen
Sacramento, California  95864

Vincent W. Marino(5)                       372,386            6.1%                          0          0%
89 Heffner Road
Limerick, Pennsylvania  19468

Kevin M. Norton (6)                        376,500           6.28%                    376,500        4.7%
5920 Royal Palm
Plano, Texas  75093

Patrick J. Norton (6)                      376,500            6.2%                    376,500        4.7%
705 Brookfield Road
Raleigh, North Carolina  27615

Kleyton L. Parkhurst (7)                    93,000            1.5%                     50,000        1.0%
605 Abbott Lane
Falls Church, Virginia 22046

Thomas B. Howard, Jr.                            0              0%                          0          0%
11565 Embers Court
Reston, Virginia 20191

Steven J. Mencarini                              0              0%                          0          0%
1921 Batten Hollow Road
Vienna, Virginia 22182

Terrence O'Donnell (8)                      10,000               *                     10,000           *
5133 Yuma Street, N.W.
Washington, D.C. 20016

Carl J. Rickertsen (8)                      10,000               *                     10,000           *
4016 Linnean Avenue, N.W.
Washington, D.C. 20008

Laifer Capital Management (9)              474,000            7.8%                    474,000        5.9%
114 West 47th Street
New York, New York 10036

                                             Shares Beneficially                     Shares Beneficially
Name and Address of                        Owned  Prior to Offering                Owned After Offering (2)
   Beneficial Owner(1)                      Number       Percent                     Number      Percent

Jonathan Ledecky (8)                         10,000          *                         10,000          *
c/o Consolidation Capital Corp.
1747 Pennsylvania Avenue, N.W.
Washington, D.C. 20008

All executive officers and directors
as a group (10 persons)                   4,159,500      66.9%                      4,116,500       50.6%

-----------------
*Less than 1%

(1) Unless otherwise indicated and subject to community property laws where applicable, each of the stockholders named in this table has sole voting and investment power with respect to the shares shown as beneficially owned by such stockholder. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date of this Prospectus upon exercise of options and warrants. Each beneficial owner's percentage ownership is determined by assuming options that are held by such person (but not those held by any other person) and that are exercisable within sixty days from the date of this Prospectus have been exercised.

(2) Assumes the issuance of the entirety of the 2,000,000 shares subject of this Prospectus to be issued by the Company and the sale by each Selling Stockholder of the entirety of the Selling Stockholder Shares included in the Registration Statement of which this Prospectus forms a part.

(3) Includes 2,040,000 shares held by J.A.P. Investment Group, L.P., a Virginia limited partnership, of which J.A.P., Inc., a Virginia corporation, is the sole general partner, and Patricia A. Norton, trustee for the benefit of Phillip G. Norton, Jr., u/a dated as of July 20, 1983, Patricia A. Norton, trustee for the benefit of Andrew L. Norton u/a dated as of July 20, 1983, Patricia A. Norton, trustee for the benefit of Jeremiah O. Norton u/a dated as of July 20, 1983, and Patricia A. Norton are the limited partners. Patricia A. Norton, spouse of Phillip G. Norton, is the sole stockholder of J.A.P., Inc. and Phillip G. Norton is the sole director and President of J.A.P., Inc. Includes the 753,000 shares as to which Phillip G. Norton holds sole voting rights together with all shares of voting stock acquired in the future held by J.A.P. Investment Group, L.P., Kevin M. Norton and Patrick J. Norton, Jr. under the Irrevocable Proxy and Stock Rights Agreement. See "Principal Stockholders -- Irrevocable Proxy and Stock Rights Agreement" and footnote (5). Also includes 65,000 shares of Common Stock that Phillip G. Norton has rights to acquire pursuant to options, which are vested and which are immediately exercisable and excludes 65,000 options to acquire shares of Common Stock which are not vested and not exercisable. See "Management -- Executive Compensation and Other Information -- Compensation Arrangements and Employment Agreements," and "Irrevocable Proxy and Stock Rights Agreement,"

(4) Includes 600,000 shares held by Bruce M. And Elizabeth D. Bowen, as tenants by the entirety, and includes 160,000 shares held by Bowen Holdings L.C., a Virginia limited liability company composed of Bruce M. Bowen and three minor children, Daniel Bowen, Sarah Bowen and Margaret Bowen, of whom Bruce M. Bowen is legal guardian and for which Bruce M. Bowen serves as manager. Also includes 7,500 shares of Common Stock that Bruce M. Bowen has rights to acquire pursuant to options and excludes 7,500 options to acquire Common Stock which

(5) Does not include options to purchase 5,000 shares issuable pursuant to an employment agreement dated September 25, 1997 and which are not vested or exercisable.

     are not vested and not immediately exercisable. See "Management -- Executive Compensation and Other Information -- Compensation Arrangements and Employment Agreements."

(6) Phillip G. Norton holds sole voting rights and certain rights to acquire all of the foregoing shares of Common Stock under an Irrevocable Proxy and Stock Rights Agreement. See "-- Irrevocable Proxy and Stock Rights Agreement."

(7) Includes 13,000 shares held by Kleyton L. Parkhurst, 30,000 shares held by three minor children of Kleyton L. Parkhurst, Charlotte A. Parkhurst, Madeline M. Parkhurst, and Kleyton L. Parkhurst, Jr., all of which are voted by Kleyton L. Parkhurst, Custodian, under the Virginia Uniform Gift to Minors Act and 50,000 shares of Common Stock that Kleyton L. Parkhurst has rights to acquire pursuant to options which are vested and immediately exercisable, and excludes 50,000 options to acquire Common Stock which are not vested and not immediately exercisable. See "Management -- Executive Compensation and Other Information -- Compensation Arrangements and Employment Agreements."

(8) Represents shares of Common Stock issuable upon exercise of options which are vested and immediately exercisable. Does not include options to purchase 10,000 shares granted to each outside director in November 1997 and which are not vested or exercisable.

(9) On May 28, 1997, a Schedule 13D was filed by Laifer Capital Management, Inc. According to the filing, Laifer Capital Management, Inc. is the beneficial owner of 474,000 shares, or 9.2%. The 474,000 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. includes: (i) 267,500 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as General Partner and investment advisor to Hilltop Partners, L.P.; and (ii) 206,500 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as investment advisor to various other clients. These clients include: (a) various Wolfson family entities ("Wolfson"), with an address at One State Street Plaza, New York, New York 10004-1505, and (b) Hilltop Offshore Limited, a Cayman Islands company, with an address c/o Consolidated Fund Management Limited, P.O. Box HM 2257, Par La Ville Place, 14 Par La Ville Road, Hamilton HMJX, Bermuda. Lance Laifer, as president, sole director and principal stockholder of Laifer Capital Management, Inc., is deemed to have the same beneficial ownership as Laifer Capital Management, Inc.

IRREVOCABLE PROXY AND STOCK RIGHTS AGREEMENT

     Phillip G. Norton and J.A.P. Investments Group, L.P., Kevin M. Norton and Patrick J. Norton have entered into an agreement entitled "Irrevocable Proxy and Stock Rights Agreement" pursuant to the terms of which (i) each of J.A.P. Investments, L.P., Kevin M. Norton and Patrick J. Norton have granted Phillip
G. Norton an irrevocable proxy to vote their shares of Common Stock, which proxy terminates only upon the death or mental incapacity of Phillip G. Norton or in the event of his death or mental incapacity, then to Patricia A. Norton, if then living, or upon the sale or transfer to a third party of the shares of Common Stock subject thereto and (ii) Kevin M. Norton or Patrick J. Norton have granted Phillip G. Norton a first right to buy their shares of Common Stock in the event they desire to sell or transfer any shares of Common Stock to a third party. The foregoing first right to buy is at 85% of the market value, or if sold for less, for a period of three years from November 20, 1996 and at 95% of the market value thereafter. Phillip G. Norton may assign his first right to buy to a third party, and if exercised, the terms of the Irrevocable Proxy and Stock Rights Agreement provide for a deferred purchase money note to finance the purchase. Any shares of Common Stock which Kevin M. Norton or Patrick J. Norton offers to Phillip G. Norton and which are subsequently sold or transferred to a third party after Phillip G. Norton's nonexercise of his first right to buy, will no longer be subject to the Irrevocable Proxy and Stock Rights Agreement.

                              SELLING STOCKHOLDERS

           The following table assumes that each Selling Stockholder is offering for sale securities previously issued or issuable by the Company. The Company has agreed to pay all expenses in connection therewith (other than brokerage commissions and fees and expenses of their respective counsel). None of the Selling Stockholders has ever held any position with the Company or had any other material relationship with the Company except that Kleyton L. Parkhurst is the Secretary/Treasurer of the Company. Vincent M. Marino, President of Educational Computer Concepts, Inc., and William G. Garner, President of Compuventures hold management positions in wholly owned subsidiaries of the Company. See "Risk Factors -- Dependence on Current Management" and "Management."

           The following table sets forth the beneficial ownership of the Selling Stockholder Shares by each person who is a Selling Stockholder. The Company will not receive any proceeds from the sale of such Securities by the Selling Stockholders.

                                                                                Percentage of Common Stock Owned
 Name and Address                             Shares of Common                  --------------------------------
of Beneficial Owner                        Stock Being Offered (1)           Before Offering (1)    After Offering(2)
-------------------                        -----------------------           -------------------    -----------------

Vincent W. Marino (3)                            372,386                            6.13%                   0%
89 Heffner Road
Limerick, Pennsylvania  19468

WIHL-IV, a Cayman Islands Corp.(4)               161,329                            2.66%                   0%
C/o Hitachi Leasing America, Ltd.
400 Madison Avenue, Ste 301
New York, New York 10017

Elaine G. Denton (5)                             119,927                            1.98%                   0%
Rt. 8 Box 767
Greenville, North Carolina 27834

William G. Garner (5)                             99,400                            1.64%                   0%
4104 Hardwick Court
Greenville, North Carolina 27834

Kleyton L. Parkhurst (6)                          43,000                                *                   0%
605 Abbott Lane
Falls Church, Virginia 22046

Ralph E. Marcellus (3)                            65,168                            1.07%                   0%
3 Legend lane
Chadds Ford, Pennsylvania

Rodney Gamet (3)                                  55,858                                *                   0%
111 Goshen Road
Schwenksville, Pennsylvania  19473

Leslie H. Garner Jr (5)                           21,635                                *                   0%
800 1st Street
Mount Vernon, Iowa 52314

Nan F. Spainhour (5)                               6,814                                *                   0%
118 Lees Cut
Wrightsville Beach, North Carolina 28480

David J. Rose III (5)                              6,814                                *                   0%
3220 Graylyn Terrace
Wilmington, North Carolina 28405

                                                                          Percentage of Common Stock Owned
Name and Address                    Shares of Common                      --------------------------------
of Beneficial Owner              Stock Being Offered (1)            Before Offering (1)    After Offering(2)
-------------------              -----------------------            -------------------    -----------------

Susan P. Chatham (5)                               6,388                          *                   0%
1601 Canterbury Road
Greenville, North Carolina  27858

Lucille Defrancesco (3)                            1,862                          *                   0%
696 Springdell Roan
King of Prussia, Pennsylvania 19406

Mathew A. McBride (3)                              1,862                          *                   0%
1746 Nathan's Drive
Tampa, Florida 33647

David M. Winans (3)                                1,862                          *                   0%
1600 Briarwood Lane
Pottstown, Pennsylvania  19464

--------------------
*Less than 1%

(1) Unless otherwise indicated and subject to community property laws where applicable, each of the stockholders named in this table has sole voting and investment power with respect to the shares shown as beneficially owned by such stockholder. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date of this Prospectus upon exercise of options and warrants. Each beneficial owner's percentage ownership is determined by assuming options that are held by such person (but not those held by any other person) and that are exercisable within sixty days from the date of this Prospectus have been exercised.

(2) Unless otherwise indicated, assumes the sale of the entirety of the shares being offered by the noted stockholder.

(3) Represents a portion of a total of 498,998 shares issued by the Company in the acquisition of ECCI on September 29, 1997. See "The Company." An aggregate of 49,900 of such shares have been deposited in escrow pursuant to the Agreement and Plan of Merger with ECCI until the second anniversary of the merger to fund any indemnity claim made by the Company. After registration of the shares is completed and after the Company publishes the results for the quarter ended December 31, 1997 in its Form 10-Q on February 14, 1998, the shares, though registered, will be subject to certain restrictions on transfer, including (without limitation) that no more than 49.9% of such shares may be transferred before October 1, 1998, and, in the case of Vincent M. Marino, the further restriction that no more than 75% of his shares may be transferred before October 1, 1999.

(4) Represents stock issued in a private placement on July 1, 1997 which provided the purchaser the right to request inclusion in any subsequent registration of shares. See "The Company."

(5) Represents a portion of a total of 260,978 shares issued by the Company in the acquisition of Compuventures on July 24, 1997. See "The Company." An aggregate of 13,049 of such shares have been deposited in escrow pursuant to the Agreement and Plan of Merger with Compuventures until the second anniversary of the merger to fund any indemnity claim made by the Company. The acquisition agreement with Compuventures requires the Company to register one-half of the common shares issued in connection with the merger. The shares, though registered, will be restricted for sale as follows: (1) in the first year after registration up to 50% of the registered shares may be sold and, (2) in subsequent years up to 25% each year thereafter pursuant to an agreement with the Company.

(6) Includes 13,000 shares held by Kleyton L. Parkhurst, 30,000 shares held by three minor children of Kleyton L. Parkhurst, Charlotte A. Parkhurst, Madeline M. Parkhurst, and Kleyton L. Parkhurst, Jr., all of which are voted by Kleyton L. Parkhurst, Custodian, under the Virginia Uniform Gift to Minors Act. Under the employment agreement between Kleyton L. Parkhurst and the Company, Mr. Parkhurst has the right to request, at any time the Company proposes to file an applicable SEC registration form that may include restricted stock, to have his stock registered.

     Stock Restriction Agreement. In January, 1998, the Company entered into stock restriction agreements with each of Vincent Marino, Ralph Marcellus, Rodney Gamet, David Winans, Lucille DeFrancesco and Matthew McBride, who were stockholders of ECCI prior to the Company's acquisition of ECCI. In connection with the acquisition, these stockholders received shares of MLC Holdings Common Stock. See "BUSINESS -- Strategy -- Acquisition of Companies in Related Lines of Business." The stock restriction agreements impose certain quantitative and other restrictions on the ability of these stockholders to transfer their shares of MLC Holdings Common Stock. Among other restrictions, these stockholders may not transfer more than 49.9% of their shares before October 1, 1998, and certain of these stockholders are further prohibited from transferring more than 75% of their shares before October 1, 1999. None of the shares may be transferred until the later of February 16, 1998 or such date as the Company shall have filed with the SEC financial statements covering at least 30 days of post-merger combined results of the Company and ECCI. These restrictions are intended to prevent any transfer that would disqualify the merger as a reorganization for federal income tax purposes or as a pooling of interests for financial reporting purposes, and to ensure compliance with federal and state securities laws.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock has traded on the Nasdaq National Market since November 20, 1996 under the symbol "MLCH." The following table sets forth the range of high and low closing sale prices for the Common Stock for the quarterly periods after November 20, 1996.

Quarter Ended                            High                           Low
-------------                            ----                           ---
December 31, 1996*                       $10.25                         $ 8.75
March 31, 1997                           $14.50                         $ 9.37
June 30, 1997                            $14.00                         $10.75
September 30, 1997                       $14.75                         $12.75
December 31, 1997                        $14.75                         $11.75

*For the period November 20, 1996 to December 31, 1996.

     On February 9, 1997, the last sale price of the Common Stock was $11.75 per share. As of January 6, 1998, there were approximately 38 stockholders of record of the Company's Common Stock. In addition, as of December 23, 1997, there were approximately 44 individual participants holding 18.9% of the outstanding Common Stock in security position listings furnished by Cede & Co., New York, New York, registered clearing agency and depository.

                          DESCRIPTION OF CAPITAL STOCK

     The following summary description of the capital stock of the Company is qualified in its entirety by reference to applicable provisions of Delaware law and the Certificate of Incorporation and the Bylaws of the Company, which are exhibits to the Registration Statement on file with the Commission.

COMMON STOCK

           The Company's Certificate of Incorporation, as amended, authorizes the issuance of up to 25,000,000 shares of Common Stock. Each holder of Common Stock on the applicable record date is entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and in the event of dissolution, to share pro rata in any distribution of the Company's assets after payment or providing for the payments of the Company's liabilities. Each holder of Common Stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of the stockholders. Holders of Common Stock have no preemptive rights to purchase or subscribe for any stock or other securities, and there are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock. All outstanding shares of Common Stock and the shares of Common Stock issued pursuant to this Prospectus will be, when issued, fully paid and non-assessable.

PREFERRED STOCK

           The Certificate of Incorporation authorizes the Board of Directors of the Company to issue up to 2,000,000 shares of $.01 par value preferred stock of the Company (the "Preferred Stock"), in one or more series, having such rights and preferences including, without limitation, voting rights, as the Board of Directors may determine, in its sole discretion. No consent of the holders of Common Stock is required to authorize the issuance of any class of Preferred Stock. The rights of the holders of the Preferred Stock may be senior to the holders of the Common Stock. The Board of Directors currently has no plans to issue any class of Preferred Stock.

CERTAIN ANTI-TAKEOVER PROVISIONS

           Certain provisions of Delaware law and the Company's Certificate of Incorporation and Bylaws could make more difficult the acquisition of the Company by means of a tender offer, proxy contest or otherwise, and the removal of incumbent officers and directors.

           There has been a recent trend towards the accumulation of substantial stock positions in public companies by third parties as a prelude to proposing a takeover or a restructuring or sale of all or part of a company or other similar extraordinary corporate action. Such actions are often undertaken by the third party without advance notice to or consultation with management of the company. In many cases, the purchaser seeks representation on the company's board of directors in order to increase the likelihood that its proposal will be implemented by the company. If the company resists the efforts of the purchaser to obtain representation on the company's board, the purchaser may commence a proxy contest to have the purchaser or its nominees elected to the board in place of certain directors, or the entire board.

           The Board of Directors of the Company believes that an imminent threat of removal of the Company's management severely curtails its ability to negotiate effectively with such purchasers. Under such a threat, management is deprived of the time and information necessary to evaluate the takeover proposal, to study alternative proposals and to help ensure that the best price is obtained in any transaction which may ultimately be undertaken. Takeovers or changes in management of the Company which may be proposed and effected without prior consultation and negotiation with the Company's management would not be necessarily detrimental to the Company and its stockholders. However, the Board feels that the benefits of seeking to protect its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to take over or restructure the Company outweigh the disadvantages of discouraging such proposals.

           The provisions of the Certificate of Incorporation and Bylaws described herein would make more difficult or discourage a proxy contest or the assumption of control by a holder of a substantial block of the Company's Common Stock or the removal of the incumbent Board, and thus could have the effect of perpetuating the incumbent management. At the same time, the provisions would help ensure that the Board, if confronted by a surprise proposal from a third party who has recently acquired a block of the Company's voting stock, will have sufficient time to review the proposal and appropriate alternatives to the proposal and to seek a premium price for the stockholders. These provisions are thus intended to encourage persons seeking to acquire control of the Company to initiate such an acquisition through arms-length negotiations with the Company's management and Board of Directors. The provisions are permitted under Delaware law and are consistent with the rules of the Nasdaq National Market.

           These provisions are not in response to any efforts of which the Company is aware to accumulate the Company's voting stock or to obtain control of the Company. The Board of Directors does not presently contemplate recommending to the stockholders for their approval any further measures which would affect the ability of third parties to change control of the Company.

           The following discussion is a general summary of material provisions of the Company's Certificate of Incorporation and Bylaws, as currently in effect, and certain other regulatory provisions, which may be deemed to have an "anti-takeover" effect. The following description of certain of these provisions is necessarily general and, with respect to provisions contained in the Company's Certificate of Incorporation and Bylaws, as currently in effect, reference should be made in each case to the document in question, each of which is part of the Registration Statement filed with the Commission. See "Available Information."

           Directors. Certain provisions of the Certificate of Incorporation and Bylaws will impede changes in majority control of the Board of Directors. The Company's Certificate of Incorporation provides that the Board of Directors of the Company are divided into three classes, with directors in each class elected for three-year staggered terms except for the initial directors. This classification of the Board of Directors could make it more difficult for a third party to acquire control of the Company, because it would require more than one annual meeting of stockholders to elect a majority of the directors. The Company's Bylaws provide that any vacancy occurring in the Board of Directors, including a vacancy created by an increase in the number of directors, shall be filled for the remainder of the unexpired term by a majority vote of the directors then in office. The number of directors constituting the board will initially be five.

           Restrictions on Call of Special Meetings. The Bylaws provide that a special meeting of stockholders may be called only by the Board of Directors, the Chairman of the Board, the President, or the Executive Vice President, and for the transaction of any proper business. Holders of Common Stock, in their capacity as stockholders, are not authorized to call a special meeting.

           Absence of Cumulative Voting. The Certificate of Incorporation does not provide for cumulative voting rights in the election of directors.

           Authorization of Preferred Stock. The Certificate of Incorporation authorizes 2,000,000 shares of Preferred Stock. The Company is authorized to issue Preferred Stock from time to time in one or more series subject to applicable provisions of law, and the Board of Directors is authorized to fix the designations, powers, preferences and rights of such share, including voting rights and conversion rights. In the event of a proposed merger, tender offer or other attempt to gain control of the Company that the Board of Directors does not approve, it might be possible for the Board of Directors to authorize the issuance of a series of Preferred Stock with rights and preferences that would impede the completion of such a transaction. An effect of the possible issuance of Preferred Stock, therefore, may be to deter a future takeover attempt. The Board of Directors has no present plans or understandings for the issuance of any Preferred Stock, and does not intend to issue any Preferred Stock except on terms which the Board deems to be in the best interests of the Company and its stockholders.

           Amendment to Certificate of Incorporation and Bylaws. Amendments to the Certificate of Incorporation requires the approval by a majority vote of the Company's Board of Directors and also by a majority vote of the outstanding shares of the Company's stock entitled to vote thereon.

           The Bylaws may be amended by a majority vote of the Board of Directors or the affirmative vote of a majority of the outstanding shares of the Company's stock entitled to vote thereon.

           Delaware Anti-Takeover Statute. Generally, Section 203 of the DGCL prevents an "interested stockholder" (defined generally as a person owning 15% or more of the outstanding voting stock of a Delaware corporation, such as the Company) from engaging in a "business combination" with such corporation for three years following the date that the person became an interested stockholder. However, the takeover can be completed if (i) the buyer, while acquiring the 15% interest, acquires at least 85% of the Company's outstanding stock (the 85% requirement excludes shares held by directors who are also officers and certain shares held under employee stock plans), or (ii) the takeover is approved by the target corporation's board of directors and two-thirds of the shares of outstanding stock of the Company (excluding shares held by the bidder). Section 203 could make it more difficult for a third party to acquire control of the Company. Section 203 does not apply to Delaware corporations which do not have a class of voting stock listed on a national exchange, authorized for quotation on an inter-dealer quotation system of a registered national securities association or held of record by more than 2,000 stockholders. The Company may exempt itself from the requirements of the statute by adopting an amendment to its Certificate of Incorporation or Bylaws electing not to be governed by this provision. At the present time, the Board of Directors does not intend to propose any such amendment.

SHARES ELIGIBLE FOR FUTURE SALE

           The Company has issued and outstanding 6,071,305 shares of Common Stock. Of these shares, the 1,150,000 shares sold in the Initial Public Offering are freely tradable without restriction under the Securities Act, unless such shares are held by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act. The remaining 4,921,305 shares of Common Stock outstanding are "restricted securities" as that term is defined in Rule 144 ("Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if the sale transaction qualifies for an exemption from registration, such as that provided by Rule 144 under the Securities Act, which is summarized below. Sales of Restricted Shares in the public market, or the availability of such shares for sale, could adversely affect the market price of the Common Stock.

           In general, unless an exemption applies, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year (including the holding period of any prior owner except an affiliate) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock or
(ii) the average weekly trading volume in the Common Stock in the Nasdaq National Market during the four calendar weeks preceding the filing of the date on which notice of such sale is filed. In addition, under Rule 144(k), a person who is not an affiliate and has not been an affiliate for at least three months prior to the sale and who has beneficially owned Restricted Shares for at least two years may sell such shares without compliance with the foregoing requirements.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company.

           The 2,964,305 shares being offered by this Prospectus will generally be freely tradable after their issuance, unless the sale thereof is contractually restricted. Sales of significant numbers of shares of the Common Stock in the public market could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. The 964,305 Selling Stockholder Shares are subject to contractual restrictions on resale. See "Selling Stockholders."

           Transfer Agent and Registrar. The transfer agent and registrar of the Common Stock is First Union National Bank.

           Reports to Stockholders. The Company will furnish each stockholder with annual reports containing financial statements audited by independent accountants and quarterly reports for the first three quarters of each year containing unaudited financial statements.

                              PLAN OF DISTRIBUTION

           The Selling Stockholder Shares subject hereto are being offered for sale by the Selling Stockholders. Consequently, the Selling Stockholders will receive the proceeds from the sale of such securities by the Selling Stockholders pursuant to this Prospectus. The Selling Stockholder Shares may be sold to purchasers from time to time in privately negotiated transactions directly by and subject to the discretion of the Selling Stockholders. The Selling Stockholders may from time to time offer their respective securities for sale through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of such securities for whom they may act as agents. The Selling Stockholders and any underwriter, dealer or agent who participates in the distribution of such Selling Stockholders' securities may be deemed to be "underwriters" under the Securities Act and any profit on the sale of such securities by any of them and any discounts, commissions or concessions received by any such underwriters, dealers or agents may be deemed to be underwriting compensation under the Securities Act.

           At the time a particular offer of the Selling Stockholder Shares is made by or on the behalf of a Selling Stockholder, a Prospectus and a Prospectus Supplement, to the extent required, will be distributed which will set forth the number of securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for such securities purchased from the Selling Stockholders, any discounts, commissions and other items constituting compensation from the Selling Stockholders, any discounts, commissions or concessions allowed, reallowed or paid to dealers, and the proposed selling price to the public.

           The Selling Stockholder Shares may be sold from time to time in one or more transactions: (i) at an offering price which is fixed or which may vary from transaction to transaction depending upon the time of sale, or (ii) at prices otherwise negotiated at the time of sale. Such prices will be determined by the Selling Stockholders or by agreement between the Selling Stockholders and their underwriter.

           In order to comply with the applicable securities laws, if any, of certain states, the Securities may be offered or sold in such states through registered or licensed brokers or dealers in those states. In addition, in certain states, such securities may not be offered or sold unless they have been registered or qualified for sale in such states or an exemption from such registration or qualification requirement is available and is complied with.

           Under applicable rules and regulations promulgated under the Exchange Act, any person engaged in a distribution of securities may not simultaneously bid for or purchase securities of the same class for a period of two business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Rules 10b-5 and Regulation M, in connection with transactions in the Selling Stockholder Shares during effectiveness of the registration statement of which this Prospectus is a part. All of the foregoing may affect the marketability of such securities.

           The Company has paid all of the expenses incident to the registration of the foregoing securities (including registration pursuant to the securities laws of certain states) other than: (i) any fees or expenses of any counsel retained by any Selling Stockholder and any out-of-pocket expenses incurred by any Selling Stockholder or any person retained by any Selling Stockholder in connection with registration of the Selling Stockholder Shares and (ii) commissions, expenses, reimbursements and discounts of underwriters, dealers or agents, if any.

                                 LEGAL MATTERS

           The legality of the Securities being offered hereby has been passed upon for the Company by Hazel & Thomas, P.C., Falls Church, Virginia, counsel to the Company.

                                    EXPERTS

           The consolidated financial statements of the Company and its consolidated subsidiaries as of March 31, 1997, and for each of the three years in the period ended March 31, 1997 except ECC Integrated, Inc. as of March 31, 1996 and for each of the two years in the period ended March 31, 1996, included in this Prospectus and the related financial statement schedules included elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP, as stated in their report appearing herein and elsewhere in the Registration Statement. The financial statements of ECC Integrated, Inc. (consolidated with those of the Company) as of March 31, 1996 and for each of the two years in the period ended March 31, 1996 have been audited by Herbein & Company, Inc. as stated in their report included herein. Such financial statements of the Company and its consolidated subsidiaries are included herein in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing. Both of the foregoing firms are independent auditors.

                       MLC HOLDINGS, INC. AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report................................................F-2
Consolidated Balance Sheets as of March 31, 1996 and 1997, and
September 30, 1997 (unaudited)..............................................F-3
Consolidated Statements of Earnings for the Years Ended
 March 31, 1995, 1996 and 1997 and for the six months
 ended September 30, 1997  and 1996 (unaudited).............................F-4
Consolidated Statements of Stockholders' Equity for the Years
 Ended March 31,  1995, 1996 and 1997 and for the
 six months ended September 30, 1997 (unaudited)............................F-5
Consolidated Statements of Cash Flows for the Years Ended
 March 31, 1995, 1996 and 1997 and for the six months ended
 September 30, 1996 and 1997(unaudited).....................................F-6
Notes to Consolidated Financial Statements..................................F-8

                          INDEPENDENT AUDITORS' REPORT

To The Board of Directors and Stockholders of
MLC Holdings, Inc.
Reston, Virginia

We have audited the accompanying consolidated balance sheets of MLC Holdings, Inc. and subsidiaries as of March 31, 1997 and 1996, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger of MLC Holdings, Inc., ECC Integrated, Inc. and Compuventures of Pitt County, Inc. which have been accounted for as a pooling of interests as described in Note 1 to the consolidated financial statements. We did not audit the balance sheet of ECC Integrated, Inc. as of March 31, 1996, or the related statements of earnings, stockholders' equity, and cash flows of ECC Integrated, Inc. for the years ended March 31, 1996 and 1995, which statements reflect total assets of $2,613,757 as of March 31, 1996, and total revenues of $15,291,164 and $11,350,568 for the years ended March 31, 1996 and 1995, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for ECC Integrated, Inc. for 1996 and 1995, is based solely on the report of such other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MLC Holdings, Inc. and subsidiaries as of March 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1997, in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP
McLean, Virginia
June 5, 1997, except for the
second and third paragraphs
of Note 1, and Notes 13 and 14, as to
which the date is October 22, 1997.

MLC HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

                                                                             As of March 31,              As of
                                                                         1996             1997      September 30, 1997
                                                                  --------------------------------  ------------------
                                                                                                        (Unaudited)
ASSETS

Cash and cash equivalents                                           $    651,150   $     6,654,209     $  7,839,310
Investment in direct financing and sales type leases - net            16,273,218        17,473,069       18,590,416
Accounts receivable                                                    4,525,907         8,846,426       13,031,809
Notes receivable(1)                                                       91,857         2,154,250        4,446,931
Employee advances                                                         77,664            70,612           95,918
Inventories                                                              964,637         1,278,144        1,625,496
Investment in operating lease equipment - net                         10,219,826        11,065,159        8,799,124
Property and equipment - net                                             444,584           740,744        1,029,857
Other assets(2)                                                        1,935,350           740,925        1,858,340
                                                                    ------------------------------     ------------
Total Assets                                                        $ 35,184,193   $    49,023,538     $ 57,317,201
                                                                    ==============================     ============

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Accounts payable - trade                                            $  2,215,116   $     3,006,937     $  4,237,264
Accounts payable - equipment                                           4,972,979         4,946,422        6,766,488
Salaries and commissions payable                                         153,326           671,899          335,361
Accrued expenses and other liabilities                                 1,402,873         2,256,884        3,779,240
Recourse notes payable                                                 2,106,473           439,004        4,763,664
Nonrecourse notes payable                                             18,351,579        19,705,060       16,134,240
Loans from stockholders                                                  275,000                 -                -
Deferred taxes                                                           469,000           590,000          590,000
Income tax payable                                                         6,332           930,587                -
                                                                    ------------------------------     ------------
Total Liabilities                                                     29,952,678        32,546,793       36,606,257

Commitments and contingencies                                                -                 -                -

STOCKHOLDERS' EQUITY

Preferred stock, $.01 par value; 2,000,000 shares authorized;
   none issued or outstanding                                                -                 -                -
Common stock, $.01 par value; 10,000,000 authorized at
   March 31, 1996 and 1997, 25,000,000 authorized at
   September 30, 1997; 4,754,390, 5,909,976, and
   6,071,305 issued and outstanding at March 31, 1996,
   1997 and September 30, 1997 (unaudited)                                48,661            59,100           60,713
Additional paid-in capital                                               744,485         9,346,214       11,356,710
Retained earnings                                                      4,467,223         7,071,431        9,293,521
Less: Cost of 111,716 treasury shares at March 31, 1996                  (28,854)              -                -
                                                                    ------------------------------     ------------
Total Stockholders' Equity                                             5,231,515        16,476,745       20,710,944

                                                                    ------------------------------     ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                          $ 35,184,193   $    49,023,538     $ 57,317,201
                                                                    ==============================     ============

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

(1) Includes amounts with related parties of $11,250 and $1,835,214 as of March 31, 1996 and 1997 and $3,325,137 as of September 30, 1997 (unaudited).

(2) Includes amounts with related parties of $678,383 and $338,226 as of March 31, 1996 and 1997 and $670,921 as of September 30, 1997 (unaudited).

MLC HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS

                                                           Year Ended March 31,                  Six Months Ended September 30,
                                                 ------------------------------------------------------------------------------
                                                       1995              1996             1997            1996            1997
                                                 ------------------------------------------------------------------------------
                                                                                                             (Unaudited)
REVENUES

Sales of equipment                                 $50,471,192     $47,591,068     $52,166,828     $22,343,509     $25,493,028
Sales of leased equipment                            9,958,125      16,318,049      21,633,996       9,707,396      32,186,511
                                                   -------------------------------------------     ---------------------------
                                                    60,429,317      63,909,117      73,800,824      32,050,905      57,679,539

Lease revenues                                       3,244,138       6,094,416      10,345,110       3,910,603       7,218,351
Fee and other income                                   690,466       1,876,410       2,503,381       2,263,282       2,819,166
                                                   -------------------------------------------     ---------------------------
                                                     3,934,604       7,970,826      12,848,491       6,173,885      10,037,517

                                                   -------------------------------------------     ---------------------------
TOTAL REVENUES (1)                                  64,363,921      71,879,943      86,649,315      38,224,790      67,717,056
                                                   -------------------------------------------     ---------------------------
COSTS AND EXPENSES

Cost of sales, equipment                            44,157,058      38,782,181      42,179,823      18,764,709      20,085,389
Cost of sales, leased equipment                      9,463,075      15,522,469      21,667,197       9,590,999      31,579,951
                                                   -------------------------------------------     ---------------------------
                                                    53,620,133      54,304,650      63,847,020      28,355,708      51,665,340

Direct lease costs                                     841,345       2,862,815       5,197,868       1,696,743       3,330,971
Professional and other costs                           657,109         709,350         576,855         231,789         440,874
Salaries and benefits                                5,678,926       6,682,005       8,241,405       3,647,597       4,784,885
General and administrative expenses                  1,672,663       2,039,970       2,285,878       1,415,412       2,154,786
Nonrecurring acquisition costs                               -               -               -               -         183,453
Interest and financing costs                         1,111,128       1,701,638       1,648,943         793,867         975,264
                                                   -------------------------------------------     ---------------------------
                                                     9,961,171      13,995,778      17,950,949       7,785,408      11,870,233

                                                   -------------------------------------------     ---------------------------
TOTAL COSTS AND EXPENSES (2)                        63,581,304      68,300,428      81,797,969      36,141,116      63,535,573
                                                   -------------------------------------------     ---------------------------

EARNINGS BEFORE PROVISION FOR INCOME TAXES             782,617       3,579,515       4,851,346       2,083,674       4,181,483
AND EXTRAORDINARY ITEM                             -------------------------------------------     ---------------------------

PROVISION FOR INCOME TAXES                             198,000         881,000       1,360,000         606,000         872,133
                                                   -------------------------------------------     ---------------------------
EARNINGS BEFORE EXTRAORDINARY ITEM                     584,617       2,698,515       3,491,346       1,477,674       3,309,350

EXTRAORDINARY GAIN                                         -           117,044             -               -               -
                                                   -------------------------------------------     ---------------------------

NET EARNINGS                                       $   584,617     $ 2,815,559     $ 3,491,346     $ 1,477,674     $ 3,309,350
                                                   ===========================================     ===========================
EARNINGS PER COMMON SHARE, BEFORE
EXTRAORDINARY ITEM                                        0.13            0.59           0.67             0.31            0.55

EXTRAORDINARY GAIN PER COMMON SHARE                       -               0.03           -                -               -
                                                   -------------------------------------------     ---------------------------

NET EARNINGS PER COMMON SHARE                      $      0.13      $     0.62     $     0.67       $     0.31     $      0.55
                                                   ===========================================     ===========================
PRO FORMA NET EARNINGS                             $   529,228      $2,389,418     $3,133,436       $1,341,841     $ 2,696,089
                                                  ===========================================      ===========================
PRO FORMA NET EARNINGS PER COMMON
SHARE                                              $      0.12      $     0.52     $     0.60       $     0.28     $      0.45
                                                  ===========================================      ===========================
WEIGHTED AVERAGE COMMON SHARES
OUTSTANDING                                          4,383,490       4,572,635      5,184,261        4,754,390       5,990,200


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

(1) Includes amounts from related parties of $1,901,192, $15,758,610 and $21,051,453 for the fiscal years ended March 31, 1995, 1996 and 1997 and $8,854,546 and $30,543,774 for the six months ended September 30, 1996 and 1997 (unaudited).


(2) Includes amounts to related parties of $1,673,830, $15,055,141 and $20,566,924 for the fiscal years ended March 31, 1995, 1996 and 1997 and $8,670,226 and $29,884,057 for the six months ended September 30, 1996 and 1997 (unaudited).

MLC HOLDINGS, INC. AND SUBSIDIARIES
STATEMENT OF STOCKHOLDERS' EQUITY


                                                    Common Stock                  Treasury Stock
                                          -----------------------------------    ---------------------
                                                 Shares       Par Value          Shares     Cost
                                          -----------------------------------    ---------------------
Balance, April 1, 1994                            4,380,270  $     45,022       121,995  $     47,156

 Distributions to owners                                -             -             -             -
 Sale of common shares                                6,388            64           -             -
 Retirement of treasury shares                          -            (126)      (12,606)      (41,302)
 Net earnings                                           -             -             -             -
                                          -----------------------------------   ---------------------
Balance, March 31, 1995                           4,386,658        44,960       109,389         5,854

 Issuance of shares to owners                       370,059         3,701           -             -
 Purchase of treasury shares                         (2,327)          -           2,327        23,000
 Distributions to owners                                -             -             -             -
 Net earnings                                           -             -             -             -

                                          -----------------------------------   ----------------------
Balance, March 31, 1996                           4,754,390        48,661       111,716        28,854

 Compensation to outside directors                      -             -             -             -
 Distributions to owners                                -             -             -             -
 Sale of common shares                            1,150,000        11,500           -             -
 Issuance of shares to owners                         5,586            56           -             -
 Retirement of treasury shares                          -          (1,117)     (111,716)      (28,854)
 Net earnings                                           -             -             -             -

                                          -----------------------------------  -----------------------
Balance, March 31, 1997                           5,909,976        59,100           -             -

 Sale of common shares (unaudited)                  161,329         1,613           -             -
 Compensation to outside directors (unaudited)          -             -             -             -
 Distributions to owners (unaudited)                    -             -             -             -
 Net earnings (unaudited)                               -             -             -             -

                                          -----------------------------------  ----------------------
Balance, September 30, 1997 (unaudited)           6,071,305  $     60,713          -     $        -
                                          ===================================  ======================

                                                             Additional
                                                               Paid-in       Retained
                                                               Capital       Earnings         TOTAL
                                                            -------------  -------------  ------------
Balance, April 1, 1994                                      $    764,301   $  1,726,098   $  2,488,265

 Distributions to owners                                             -         (296,721)      (296,721)
 Sale of common shares                                            25,061            -           25,125
 Retirement of treasury shares                                   (41,176)           -              -
 Net earnings                                                        -          584,617        584,617

                                                            ------------   ------------   ------------
Balance, March 31, 1995                                          748,186      2,013,994      2,801,286

 Issuance of shares to owners                                     (3,701)           -              -
 Purchase of treasury shares                                         -              -          (23,000)
 Distributions to owners                                             -         (362,330)      (362,330)
 Net earnings                                                        -        2,815,559      2,815,559

                                                            ------------   ------------   ------------
Balance, March 31, 1996                                          744,485      4,467,223      5,231,515

 Compensation to outside directors                                 9,500            -            9,500
 Distributions to owners                                             -         (859,378)      (859,378)
 Sale of common shares                                         8,592,262            -        8,603,762
 Issuance of shares to owners                                        (56)           -              -
 Retirement of treasury shares                                        23        (27,760)           -
 Net earnings                                                        -        3,491,346      3,491,346

                                                            ------------   ------------   ------------
Balance, March 31, 1997                                        9,346,214      7,071,431     16,476,745

 Sale of common shares (unaudited)                             1,998,387            -        2,000,000
 Compensation to outside directors (unaudited)                    12,109            -           12,109
 Distributions to owners (unaudited)                                 -       (1,087,260)    (1,087,260)
 Net earnings (unaudited)                                            -        3,309,350      3,309,350

                                                            ------------   ------------   -------------
Balance, September 30, 1997 (unaudited)                     $ 11,356,710   $  9,293,521   $ 20,710,944
                                                            ============   ============   =============

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MLC HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                                                 Year Ended March 31,
                                                                                 -----------------------------------------------
                                                                                     1995              1996             1997
                                                                                 -----------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
     Net earnings                                                                $584,617        $2,815,559        $3,491,346
     Adjustments to reconcile net earnings to net cash provided by operating activities:
        Depreciation and amortization                                             648,512         2,199,722         3,650,248
        Abandonment of assets                                                                        17,984            10,049
        Provision for credit losses                                                                                    66,000
        Extraordinary gain                                                                         (117,044)
        Gain (Loss) on sale of operating lease equipment(1)                       (48,235)         (323,422)           83,754
        Adjustment of basis to fair market value of early
           returned operating lease equipment
        Impairment of operating lease residual values                                                                 153,434
        Payments from lessees directly to lenders                                (217,375)         (884,389)       (1,590,061)
        Loss on disposal of property and equipment                                    974             4,489            (9,124)
        Deferred taxes                                                             26,000           623,000           121,000
        Compensation to outside directors - stock options                                                               9,500
        Changes in:
           Accounts receivable                                                   (928,727)          323,782        (4,343,319)
           Notes receivable(2)                                                     50,150           (55,088)       (2,062,393)
           Employee advances                                                       18,922           (61,996)           28,537
           Inventories                                                            633,567          (813,491)         (400,046)
           Other assets(3)                                                       (192,088)         (342,209)          457,169
           Accounts payable - equipment                                         1,922,938         1,958,532           (26,557)
           Accounts payable - trade                                              (827,485)          329,149           796,740
           Salaries and commissions payable, accrued
              expenses and other liabilities                                      299,223           638,690         2,286,921
                                                                             -------------------------------------------------
                 Net cash provided by operating activities                      1,970,993         6,313,268         2,723,198
                                                                             -------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Proceeds from sale of operating equipment                                     73,072         1,383,677         4,992,050
     Purchase of operating lease equipment(4)                                  (2,268,792)      (13,919,193)      (24,800,360)
     Increase in net investment in direct financing
       and sales-type leases(5)                                                (9,766,564)      (17,169,201)       (6,825,873)
     Proceeds from sale of property and equipment                                  23,638             9,049             9,124
     Insurance proceeds received                                                                    750,000           512,044
     Purchase of property and equipment                                           (46,150)         (301,039)         (266,061)
     Decrease (Increase) in other assets(6)                                      (158,841)         (306,228)          226,530
                                                                              ------------------------------------------------
                 Net cash used in investing activities                        (12,143,637)      (29,552,935)      (26,152,546)
                                                                              ------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Borrowings:
        Nonrecourse                                                            10,217,530        25,678,168        26,825,118
        Recourse                                                                  165,089            67,103           220,768
     Repayments:
        Nonrecourse                                                              (348,373)       (1,144,023)       (3,199,626)
        Recourse                                                                 (102,886)         (231,273)         (434,867)
     Proceeds of loans from stockholders                                           75,000               -                 -
     Repayments of loans from stockholders                                                          (50,000)         (275,000)
     Distributions to shareholders of combined companies
        prior to business combination                                            (296,721)         (362,330)         (859,378)
     Proceeds from sale of capital stock, net of expenses                          25,125                           8,603,762
     Purchase of treasury stock                                                                     (23,000)
     Proceeds (Repayments) from lines of credit                                  (450,532)         (252,098)       (1,448,370)
                                                                              ------------------------------------------------
                 Net cash provided by financing activities                      9,284,232        23,682,547        29,432,407
                                                                              ------------------------------------------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                             (888,412)          442,880         6,003,059

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                  1,163,913           208,270           651,150
                                                                              ------------------------------------------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                                         $275,501          $651,150        $6,654,209
                                                                              ================================================
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
        Cash paid for interest                                                   $264,929          $302,214          $140,081
                                                                              ================================================
        Cash paid for income taxes                                               $219,573          $202,864          $315,137
                                                                              ================================================

                                                                                Six Months Ended September 30,
                                                                                -------------------------------
                                                                                     1996              1997
                                                                                ------------------------------
                                                                                        ( Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net earnings                                                                 $1,477,674        $3,309,350
     Adjustments to reconcile net earnings to net cash provided by operating activities:
        Depreciation and amortization                                              1,111,827         2,328,955
        Abandonment of assets
        Provision for credit losses                                                                    (30,000)
        Extraordinary gain
        Gain (Loss) on sale of operating lease equipment(1)                          (44,172)         (313,295)
        Adjustment of basis to fair market value of early
           returned operating lease equipment                                        299,403           231,000
        Impairment of operating lease residual values
        Payments from lessees directly to lenders                                   (794,668)         (992,838)
        Loss on disposal of property and equipment                                    (8,740)
        Deferred taxes                                                                21,000
        Compensation to outside directors - stock options                                               12,109
        Changes in:
           Accounts receivable                                                    (3,167,299)       (4,613,259)
           Notes receivable(2)                                                    (1,036,993)       (2,292,681)
           Employee advances                                                         (16,507)          (25,806)
           Inventories                                                              (757,017)         (351,452)
           Other assets(3)                                                           612,823          (429,216)
           Accounts payable - equipment                                            6,985,881         1,820,066
           Accounts payable - trade                                                 (200,927)        1,435,326
           Salaries and commissions payable, accrued
              expenses and other liabilities                                         745,996            55,238
                                                                             ---------------------------------
                 Net cash provided by operating activities                         5,228,281           143,497
                                                                             ---------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Proceeds from sale of operating equipment                                    1,290,311           579,813
     Purchase of operating lease equipment(4)                                   (10,653,298)       (1,163,208)
     Increase in net investment in direct financing
       and sales-type leases(5)                                                  (3,515,521)       (3,166,666)
     Proceeds from sale of property and equipment                                     8,740
     Insurance proceeds received
     Purchase of property and equipment                                             (20,968)         (327,366)
     Decrease (Increase) in other assets(6)                                         147,270          (223,671)
                                                                               ------------------------------
                 Net cash used in investing activities                          (12,743,466)       (4,301,098)
                                                                               ------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Borrowings:
        Nonrecourse                                                              12,998,838         2,356,775
        Recourse                                                                                      109,972
     Repayments:
        Nonrecourse                                                                (597,629)       (2,246,963)
        Recourse                                                                   (761,046)         (110,812)
     Proceeds of loans from stockholders
     Repayments of loans from stockholders
     Distributions to shareholders of combined companies
        prior to business combination                                              (308,938)       (1,087,270)
     Proceeds from sale of capital stock, net of expenses
     Purchase of treasury stock                                                                     2,000,000
     Proceeds (Repayments) from lines of credit                                  (1,139,195)        4,321,000
                                                                               ------------------------------
                 Net cash provided by financing activities                       10,192,030         5,342,702
                                                                               ------------------------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                              2,676,845         1,185,101

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                      651,149         6,654,209
                                                                               ------------------------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                                         $3,327,994        $7,839,310
                                                                               =============================
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
        Cash paid for interest                                                      $15,439          $206,266
                                                                               ==============================
        Cash paid for income taxes                                                 $108,176        $1,812,233
                                                                               ==============================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Includes amounts provided (used) by related parties of $(172,956), $3,930, $40,549 and $(36,963) for the fiscal years ended March 31, 1996 and 1997 and the six months ended September 30, 1996 and 1997 (unaudited).

(2) Includes amounts used by related parties of $1,812,414, and $1,762,763 for the fiscal year ended March 31, 1997 and for the six months ended September 30, 1997 (unaudited).

(3) Includes amounts provided (used) by related parties of $234,090, $(398,034), and $285,943 for the fiscal years ended March 31, 1995, 1996 and 1997 and $186,646 and $(108,641) for the six months ended September 30, 1996 and 1997 (unaudited).

(4) Includes amounts provided by related parties of $1,073,427, $2,707,213, $1,208,321 and $883,610 for the fiscal years ended March 31, 1996 and 1997 and the six months ended September 30, 1996 and 1997 (unaudited).

(5) Includes amounts provided (used) by related parties of $(235,180), $259,857, and $(23,417) for the fiscal years ended March 31, 1995, 1996 and 1997 and $(41,327) and $9,568,554 for the six months ended September 30, 1996 and 1997 (unaudited).

(6) Includes amounts provided (used) by related parties of $(153,826), $(270,860) and $73,338 for the fiscal years ended March 31, 1995, 1996 and 1997 and $(10,718) and $(195,946) for the six months ended September 30, 1996 and 1997 (unaudited).

                      MLC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    YEARS ENDED MARCH 31, 1995, 1996, AND 1997 AND FOR THE SIX MONTHS ENDED
                    SEPTEMBER 30, 1996 AND 1997 (UNAUDITED)
       (ALL FIGURES ARE IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1.        ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Presentation - Effective September 1, 1996, MLC Holdings, Inc., (incorporated August 27, 1996) became the holding company for MLC Group, Inc., and MLC Capital, Inc. (MLC Holdings, Inc., together with its subsidiaries collectively, "MLC" or "the Company"). The accompanying consolidated financial statements include the accounts of the wholly owned subsidiary companies at historical amounts as if the combination had occurred on March 31, 1994 in a manner similar to a pooling of interest.

    Business Combinations - On July 24, 1997, the Company, through a new wholly owned subsidiary, MLC Network Solutions, Inc., issued 260,978 common shares, valued at $3,384,564, in exchange for all outstanding common shares of Compuventures of Pitt County, Inc. ("Compuventures"), a value-added reseller of PC's and related network equipment and software products and provides various support services to its customers from facilities located in Greenville, Raleigh and Wilmington, North Carolina. On September 29, 1997, the Company issued 498,998 common shares, valued at $7,092,000, in exchange for all outstanding common shares of Educational Computer Concepts, Inc. (dba "ECC Integrated")("ECCI"), a network systems integrator and computer reseller serving customers in eastern Pennsylvania, New Jersey and Delaware. These business combinations have been accounted for as pooling-of-interests, and accordingly, the consolidated financial statements for periods prior to the combinations have been restated to include the accounts and results of operations of the pooled companies.

    New Subsidiaries - On September 17, 1997, the Company established MLC Federal, Inc., a wholly owned subsidiary of MLC Holdings, Inc. The new subsidiary will concentrate on the origination of leases to federal, state, and local government entities. On October 22, 1997, the Company formed MLC Leasing, S.A. de C.V., a wholly owned subsidiary of MLC Group, Inc. and MLC Network Solutions, Inc., based in Mexico City, Mexico. To date, no business has been conducted through the new subsidiaries.

All significant intercompany balances and transactions have been eliminated.

    Revenue Recognition - The Company sells information technology equipment to its customers and recognizes revenue from equipment sales at the time equipment is accepted by the customer. The Company is the lessor in a number of its transactions and these are accounted for in accordance with Financial Accounting Standards ("SFAS") No. 13, "Accounting for Leases." Each lease is classified as either a direct financing lease, sales-type lease, or operating lease, as appropriate. Under the direct financing and sales-type lease methods, the Company records the net investment in leases, which consists of the sum of the minimum lease term payments, initial direct costs, and unguaranteed residual value (gross investment) less the unearned income. The difference between the gross investment and the cost of the leased equipment for direct finance leases is recorded as unearned income at the inception of the lease. The unearned income is amortized over the life of the lease using the interest method. Under sales-type leases, the difference between the fair value and cost of the leased property (net margins) is recorded as revenue at the inception of the lease. Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities - Effective January 1, 1997, the Company adopted SFAS No.

125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This Standard is effective for transactions occurring after December 31, 1996, and establishes new criteria for determining whether a transfer of financial assets in exchange for cash or other consideration should be accounted for as a sale or as a pledge of collateral in a secured borrowing. Certain assignments of direct finance leases made on a nonrecourse basis by the Company after December 31, 1996 meet the criteria for surrender of control set forth by SFAS 125 and have therefore been treated as sales for financial statement purposes.

    Lease revenues consist of rentals due under operating leases and amortization of unearned income on direct financing and sales-type leases. Equipment under operating leases is recorded at cost and depreciated on a straight-line basis over the lease term to the Company's estimate of residual value.

    The Company assigns all rights, title, and interests in a number of its leases to third-party financial institutions without recourse. These assignments are accounted for as sales since the Company has completed its obligations at the assignment date, and the Company retains no ownership interest in the equipment under lease.

    Residuals - Residual values, representing the estimated value of equipment at the termination of the lease, are recorded in the financial statements at the inception of each sales-type or direct financing lease as amounts estimated by management based upon its experience and judgment. The residual values for operating leases are included in the leased equipment's net book value.

    The Company evaluates residual values on an ongoing basis and records any required adjustments. In accordance with generally accepted accounting principles, no upward revision of residual values is made subsequent to the period of the inception of the lease. Residual values for sales-type and direct financing leases are recorded at their net present value and the unearned interest is amortized over the life of the lease using the interest method.

    Reserve for Credit Losses - The reserve for credit losses ("the reserve") is maintained at a level believed by management to be adequate to absorb potential losses inherent in the Company's lease and accounts receivable portfolio. Management's determination of the adequacy of the reserve is based on an evaluation of historical credit loss experience, current economic conditions, volume, growth, the composition of the lease portfolio, and other relevant factors. The reserve is increased by provisions for potential credit losses charged against income. Accounts are either written off or written down when the loss is both probable and determinable, after giving consideration to the lessee's financial condition, the value of the underlying collateral and funding status (i.e., discounted on a nonrecourse or recourse basis).

    Cash and Cash Equivalents - Cash and cash equivalents include short-term repurchase agreements with an original maturity of three months or less.

    Inventories - Inventories are stated at the lower of cost (specific identification basis) or market.

    Property and Equipment - Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets, which range from three to seven years.

    Income Taxes - Deferred income taxes are provided for in accordance with SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred income tax liabilities and assets are based on the difference between financial statement and tax bases of assets and liabilities, using tax rates currently in effect. The Company acquired two companies that were accounted under the pooling of interests method. The two companies had elected to be taxed under the provisions of Subchapter "S" of the Internal Revenue Code. Under this election, each company's income or loss was included in the taxable income of the stockholders and thus, there is no provision for federal or state income taxes in these financial statements for these companies.

    Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Reclassifications - Certain items have been reclassified in the March 31, 1995 and 1996 financial statements to conform to the March 31, 1997 presentation.

    Initial Public Offering - During November and December 1996, MLC Holdings, Inc., consummated an initial public offering ("the Offering") of 1,150,000 shares of its common stock including the over allotment. The Company received proceeds of $9.4 million (gross proceeds of $10.1 million less underwriters expense of $0.7 million) from the Offering of MLC Holdings, Inc., and incurred $0.8 million in expenses. Of the net proceeds of approximately $8.6 million, $0.3 million was used to repay outstanding stockholder loans and the related accrued interest and the balance of $8.3 million was used for general corporate purposes.

    Earnings Per Share - Earnings per share are based on a weighted average number of shares outstanding of 4,383,490 in 1995, 4,572,635 in 1996 and 5,184,261 in 1997. The dilutive effect of stock options is not material for any of the three years.

    New Accounting Pronouncement - The Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share" in February 1997. This Standard will be effective for the Company beginning in fiscal year 1998. The pro forma effect of adopting this Standard has no impact on the earnings per share calculation for the years ended March 31, 1995, 1996 and 1997.

    Interim Financial Statements (Unaudited) - In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting on of various normal accruals) necessary to present fairly the Company's financial position, results of earnings and cash flows. The results of earnings for the six months ended September 30, 1997, are not necessarily indicative of the results of operations to be expected for the full year.

2.         INVESTMENT IN DIRECT FINANCING AND SALES-TYPE LEASES

    The Company's investment in direct financing and sales-type leases consists of the following components:

                                                            As of March 31,        As of September 30
                                                       1996             1997            1997
                                                       ----             ----            ----
                                                                                 (Unaudited)

Minimum Lease Payments                              $18,212          $18,752         $17,493
Estimated unguaranteed residual value                   347            1,271           3,482
Initial direct costs - net of amortization            1,539            1,237             846

Less: Unearned lease income                         (3,825)          (3,721)         (3,195)
Reserve for credit losses                                -              (66)            (36)

                                                    -------          -------         -------
Investment in direct financing lease and
sales-type lease - net                              $16,273         $17,473          $18,590
                                                    =======          ======           ======

Initial direct costs, are shown net of amortization of $590, $1,299 and $846 at March 31, 1996 and 1997 and September 30, 1997, respectively.

Future scheduled minimum lease rental payments as of March 31, 1997, are as follows:

          Year ending March 31,

                            1998     $7,799
                            1999      6,195
                            2000      3,658
                            2001        890
           2002 and thereafter          210
                                    -------

                           Total    $18,752
                                    =======

The Company's net investment in direct financing and sales-type leases is collateral for nonrecourse and recourse equipment notes. (see Note 6).

3.         SALES-TYPE LEASES

The detail for the sales-type leases consists of the following:

                                                                              For the Six Months Ended
                                            For the year ended March 31,           September 30,
                                               1995      1996      1997            1996      1997
                                               ----      ----      ----            ----      ----
                                                                                    (Unaudited)
Gross minimum lease payments                 $3,452      $559        $-               $-         $-

Estimated unguaranteed
residual value                                    3         -         -                -         -

Gross cost of sales                         (2,629)     (375)         -                -         -
Unearned lease income                         (549)      (98)         -                -         -
                                             ------      ---        ---              ---       --

Net margin                                  $  277      $ 86         $-               $-        $-
                                            ======      ====       ====              ===       ===


4.         INVESTMENT IN OPERATING LEASE EQUIPMENT

    Investment in operating leases represents primarily equipment leased for two to three years. The components of the net investment in operating lease equipment are as follows:

                                                            As of March 31,       As of September 30,
                                                        1996           1997            1997
                                                        ----           ----            ----
                                                                                    (Unaudited)

Cost of equipment under operating lease              $11,411        $14,519          $13,771
Initial direct costs                                      54             42               42

Accumulated depreciation and amortization            (1,245)        (3,496)          (5,014)
                                                     -------        -------          -------
Investment in operating lease equipment - net        $10,220        $11,065           $8,799
                                                     =======        =======          =======

As of March 31, 1997, future scheduled minimum lease rental payments are as follows:

Year ending March 31,
                    1998      $5,279
                    1999       3,429
                    2000       1,469
                    2001          31
       2002 and thereafter         5
                             -------
                             $10,213
                             =======

   Based on management's evaluation of estimated residual values included within the Company's operating lease portfolio, certain recorded residuals were written down to reflect revised market conditions. In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of," an impairment loss of $153 was recognized in the year ended March 31, 1997. The loss is included in direct lease costs in the accompanying consolidated statements of earnings.

5.      PROPERTY AND EQUIPMENT

Property and equipment consists of:

                                         As of             As of
                                        March 31,      September 30,
                                    1996         1997         1997
                                    ----         ----         ----
                                                         (Unaudited)

Furniture and equipment          $   478      $   852      $ 1,061
Capitalized software                 168          186          378
Leasehold improvements                23           23           24
Vehicles                             100          142          142

Accumulated depreciation            (324)        (462)        (575)
                                 -------      -------      -------
Property and equipment - net     $   445      $   741      $ 1,030
                                 =======      =======      =======

6.         RECOURSE AND NONRECOURSE NOTES PAYABLE

                                                              As of                As of
                                                             March  31,        September 30,

                                                         1996        1997           1997
                                                         ----        ----           ----
                                                                                (Unaudited)
Recourse equipment notes with varying interest rates
ranging from 8.17% to 8.53%, 8.53% to 8.75% and 8.53%
to 8.75%, respectively, secured by
related investments in leases                             $  141     $  269     $  295

Noncollateralized recourse note bearing
interest at 8.05%                                             16          -          -

Revolving line of credit with a maximum
balance of $250, bearing interest at the
prime rate plus 1.5% payable on demand,
secured by equipment purchases                               175          -          -

Revolving line of credit with a maximum
balance of $2,000, bearing interest at
the prime rate plus 1%, and personally
guaranteed by an employee/stockholder                        592          -          -

Revolving line of credit with a maximum
balance of $5,000 bearing interest at
the LIBOR rate plus 2.75%, secured by
the Company's assets and personal
guarantees from employees/stockholders                       361          -          -

Recourse line of credit with a maximum
balance of $15,000, bearing an interest
of LIBOR plus 110 basis points or, at
the Company's option, prime minus 100
basis points                                                   -          -      3,500

Recourse line of credit with a maximum
balance of $2,500  with  interest based
on the prime rate                                            215        110        931

Demand note payable  with an interest  rate of prime
plus .75%                                                    200          -          -

Term banks obligations with interest rates from 8.25%

to bank prime plus .75%                                       68         31         22

Notes to various unsecured individuals at
interest rates of 7% to 10%                                   82          -          -

Capitalized equipment lease debt imputed at 9%                 9          4          -

Various unsecured notes from Stockholders
with interest rates ranging from 7% to 10%                   163          -          -



Loans from Related Party at 8% to 10%                         61         25         16

Recourse line of credit  at prime plus
one half point                                                23        -          -
                                                          ------     ------     ------

                                                          $2,106     $  439     $4,764
                                                          ======     ======     ======

Nonrecourse equipment notes with varying interest
rates ranging from 5.85% to 14.39%, 6.30% to 9.90%
and 6.30% to 9.99%, respectively, secured by related
investments in leases                                    $18,352    $19,705    $16,134
                                                          ======     ======     ======

   Principal and interest payments on the recourse and nonrecourse notes payable are generally due monthly in amounts that are approximately equal to the total payments due from the lessee under the leases that collateralize the notes payable. Under recourse financing, in the event of a default by a lessee, the lender has recourse against the lessee, the equipment serving as collateral, and the borrower. Under nonrecourse financing, in the event of a default by a lessee, the lender generally only has recourse against the lessee, and the equipment serving as collateral, but not against the borrower.

   Borrowings under the $2,000 line of credit (which expired on December 1, 1996) and the $5,000 line of credit above contain covenants regarding maximum recourse debt to worth ratio, minimum consolidated tangible net worth, fixed charge coverage ratio, and prohibit the payment of dividends.

   Recourse and nonrecourse notes payable as of March 31, 1997, mature a follows:

                                                  Nonrecourse         Recourse
                                                  Notes Payable      Notes Payable
                                                  -------------      -------------

Year Ending March 31,

           1998                                       $12,725              $292
           1999                                         4,517               124
           2000                                         1,921                16
           2001                                           459                 7
           2002 and thereafter                             83                 -
                                                      -------              ----
                                                      $19,705              $439
                                                      =======              ====

7.         RELATED PARTY TRANSACTIONS

Loans from stockholders/officers consist of the following:

                                                             As of March 31,

                                                              1996      1997
                                                              ----      ----
Note payable to stockholder bearing interest at 10%,
           maturing March 1, 1998                             $175      $--
Note payable to stockholder bearing interest at 10%,
           maturing March 1, 1998                              100       --
                                                               ---       --

                                                              $275      $-
                                                              ====      ===

Other

      - The Company provided loans and advances to employees/stockholders aggregating a total of $62, $139, and $12, for the years ended March 31, 1995, 1996, and 1997, respectively. Such balances are to be repaid from commissions earned by the employees/stockholders on successful sales or financing arrangements obtained on behalf of the Company. Repayments on these loans and advances have been made as follows:

      - Loans and advances of $80, $83, and $54 were repaid for the years ended March 31, 1995, 1996, and 1997, respectively. No interest was charged on advances.

      - During the year ended March 31, 1996, an employee/stockholder repaid the entire amount due the Company under a promissory note with a maximum amount of $40 (loaned in 1994) bearing interest at a rate of 8%. In addition, the Company loaned a stockholder $54 pursuant to a promissory note bearing interest at a rate of 8%. Under the terms of the note, interest of $2 and $3 and principal of $8 and $15, respectively, were paid to the Company during the years ended March 31, 1996 and 1997.

      The Company sold leased equipment to a company in which an employee/stockholder has a 45% ownership interest. During the years ended March 31, 1995 and 1996 revenue recognized from the sale was $1,855 and $1,300 and the basis of the equipment sold was $1,620 and $1,272 respectively. At March 31, 1996, accrued expenses and other liabilities include $27 due to the related company, notes receivable include $17 due from the company, and other assets include $73, which represents the Company's investment in lease deals with the company. During the year ended March 31, 1997, the Company received remarketing fees from the company amounting to $224.

      During the years ended March 31, 1996 and 1997, the Company paid a stockholder $120 and $90, respectively, in exchange for the pledge of personal assets made to secure one of the Company's revolving line-of-credit agreements.

      During the years ended March 31, 1996 and 1997, the Company sold leased equipment to MLC/GATX Limited Partnership I (the Partnership), that amounted to 31% and 6% of the Company's revenues, respectively. The Company has a 9.5% limited partnership interest in the Partnership and owns a 50% interest in the corporation that owns a 1% general partnership interest in the Partnership. Revenue recognized from the sales was $13,079 and $3,453, and the basis of the equipment sold was $12,274 and $3,309, respectively, during the years ended March 31, 1996 and 1997. Other assets include $210 due from, and $76 due to the Partnership as of March 31, 1996 and 1997, respectively. The Company's investment balance in the Partnership, accounted for using the cost method, included in other assets, is $381 and $227 as of March 31, 1996 and 1997, respectively. In addition, the Company received $46, $122, and $149 for the years ended March 31, 1995, 1996, and 1997, respectively, for accounting and administrative services provided to the Partnership.

      During the year ended March 31, 1997, the recoverability of certain capital contributions made by the Company to the Partnership was determined to be impaired. As a result, the Company recognized a write-down of its recorded investment balance of $196 to reflect the revised net realizable value. The write-down is included in cost of sales in the accompanying consolidated statements of earnings.

      During the years ended March 31, 1996 and 1997, and for the six months ended September 30, 1996 and 1997 (unaudited) the Company sold leased equipment to MLC/CLC LLC, in which the Company has a 5% ownership interest, that amounted to 1.8%, 19.5%, 17.0% and 40.9% of the Company's revenues, respectively. Revenue recognized from the sales was $1,257, $16,923, $6,489 and $27,717 and the respective basis for the equipment sold was $1,335, $16,918, $6,521, and $27,407. Notes receivable includes $1,812 due from the partnership as of March 31, 1997. Other assets includes an investment of $14 and $168, as of March 31, 1996 and 1997, respectively, accounted for using the cost method. In addition, the Company received $53 for the year ended March 31, 1997 for accounting and administrative services provided to MLC/CLC LLC.

      During the year ended March 31, 1997, the Company recognized $250 in broker fees for providing advisory services to a company which is owned in part by one of the Company's outside directors.

      As of March 31, 1996 and 1997, $153 and $72 was receivable from MLC Federal, which is owned in part by an individual related to a Company executive. As of March 31, 1997, the Company fully reserved for the receivable from MLC Federal.

      The Company is reimbursed for certain general and administrative expenses by a company owned, in part, by an executive of a subsidiary of the Company. The reimbursements totaled $282,200, $128,310 and $176,075 for the years ended March 31, 1995, 1996 and 1997 and $69,396 for the six months ended September 30, 1997 (unaudited).

8.    COMMITMENTS AND CONTINGENCIES

      The Company leases office space and some office equipment for the conduct of its business. Rent expense relating to operating leases was $376, $397 and $348 for the years ended March 31, 1995, 1996, and 1997, respectively and $173 and $200 for the six month periods ending September 30, 1996 and 1997. As of March 31, 1997, the future minimum lease payments are due as follows:

               Year Ending March 31,
                       1998                   $360
                       1999                    285
                       2000                    236
                       2001                    209
                       2002                    196
                 Thereafter                    424
                                               ---

                                            $1,710
                                            ======

As of March 31, 1997, the Company has guaranteed $173 of the residual value for equipment owned by the MLC/GATX Limited Partnership I.

9.    INCOME TAXES

A reconciliation of income tax computed at the statutory Federal rate to the provision for income tax included in the consolidated statements of earnings is as follows:

                                                           For the                For the Six Months Ended
                                                      Year Ended March 31,          September 30,
                                                                                     (Unaudited)

                                                1995           1996          1997          1997
                                                ----           ----          ----          ----

Statutory Federal income tax rate                 34%           34%           34%           34%

Income tax expense computed at the
statutory Federal rate                           $263        $1,272        $1,664        $1,345

Income tax expense of Sub
S not subject to tax                             (55)         (426)         (358)         (613)
State income tax expense, net of Federal
tax expense                                         6            25            49           117
Nontaxable interest income                       (95)          (79)          (34)           (7)
Nondeductible expenses                             79            89            39            31
                                                   --            --            --            --

Provision for income taxes                       $198          $881        $1,360          $873
                                                 ====          ====        ======          ====

Effective tax rate                              25.3%         31.3%         28.0%         20.9%
                                                =====         =====         =====         =====


The components of the provision for income taxes are as follows:

                    For the Year
                    Ended March 31,

                1995       1996       1997
                ----       ----       ----
Current:
Federal         $154       $231     $1,152
State             18         27         87
                  --         --         --

                 172        258      1,239
                 ---        ---      -----

Deferred:

Federal           17        557        113
State              9         66          8
                   -         --          -

                  26        623        121
                  --        ---        ---

                $198       $881     $1,360
                ====       ====     ======

The components of the deferred tax expense (benefit) resulting from net temporary differences are as follows:

                                     For the Year
                                     Ended March 31,

                               1995       1996       1997
                               ----       ----       ----
Alternative minimum tax      $(158)     $(200)       $369
Lease revenue recognition       184        823      (248)
                              -----      -----      -----

Total                           $26       $623       $121
                              =====      =====      =====

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of items comprising the Company's deferred taxes consist of the following:

                                   As of March 31,

                                  1996        1997

Alternative minimum tax          $619         $250
Lease revenue recognition      (1,088)       (840)
                               ------        ----

Net deferred liability          $(469)       $(590)
                                =====        =====


UNAUDITED PRO FORMA INCOME TAX INFORMATION

The following unaudited pro forma income tax information is presented in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes," as if the pooled companies, which were subchapter S corporations prior to their business combinations with the Company, had been subject to federal income taxes throughout the periods presented. The managed companies acquired had elected S Corporation status for income tax purposes for various periods until acquisition date at the time the S Corporation tax elections were elected. As S Corporations, the income or loss from these entities was includable by their shareholders in their individual income tax returms. Therefore for the companies acquired accounted for using the pooling-of-interests method of accounting, no provision for income taxes has been made in the consolidated financial statements for the respective periods the entities were S Corporations.

                                          For the           For the Six Months Ended
                                     Year Ended March 31,       September 30,

                                  1995       1996       1997       1997
                                  ----       ----       ----       ----

Net income before pro forma
adjustment, per the
consolidated income
statement                         $585     $2,816     $3,491     $3,309

Additional provision for
income taxes                        56        427        358        613
                                    --        ---        ---        ---

Pro forma net income              $529     $2,389     $3,133     $2,696
                                  ====     ======     ======     ======

10.   NONCASH INVESTING AND FINANCING ACTIVITIES

      The Company recognized a reduction in recourse and nonrecourse notes payable (Note 6) associated with its direct finance and operating lease activities from payments made directly by customers to the third-party lenders amounting to $6,151, $4,796, and $4,214 for the years ended March 31, 1995, 1996, and 1997, respectively. In addition, the Company realized a reduction in recourse and nonrecourse notes payable from the sale of the associated assets and liabilities amounting to $1,855, $11,550, and $18,058, for the years ended March 31, 1995, 1996, and 1997, respectively.

11.   BENEFIT AND STOCK OPTION PLANS

      The Company provides its employees with contributory 401(k) profit sharing plans. General eligibility for employees requires a minimum age of 21, completion of a minimum amount of hours and a short time period before entrance into the plan. Full vesting in the plans vary from after the fourth to the sixth consecutive year of plan participation. Employer contributions are discretionary for each year. The Company's expense for the plans was $30, $76 and $55 for the years ended March 31, 1995, 1996 and 1997, respectively.

      Effective September 1, 1996 (and modified on May 24, 1997 and ratified by the stockholders on September 30, 1997 as noted below), the Company established a stock incentive program ("the Plan") to provide an opportunity for directors, executive officers, independent contractors, key employees, and other employees to participate in the ownership of the Company. A total of 400,000 shares of common stock has been reserved for issuance upon exercise of options granted under the Plan, which encompasses the following agreements:

- compensation agreements and employment arrangements with certain executives ("Executive Compensation Agreements"), under which 245,000 options have been granted;

- the 1996 Incentive Stock Option Plan ("Employee Plan"), under which 75,000 options have been reserved, and of this amount 73,800 options granted, to Company employees;

- the 1996 Outside Director Stock Plan ("Outside Director Plan"), under which 75,000 options have been reserved, and of this amount 30,000 granted; and

- the 1996 Nonqualified Stock Option Plan ("Nonqualified Plan"), under which 5,000 options have been granted.

      All stock option grants to date were made effective with or subsequent to the completion of the Company's initial public offering ("IPO") on November 19, 1996. As of March 31, 1997, no options have been exercised.

      The exercise price of options granted under the Executive Compensation Agreements is equivalent to the fair market value of the Company's common stock on the date of grant. These options have a ten year term, and vest in equal increments over three years with 25% being exercisable and vested upon completion of the IPO which was completed in November, 1996 and subject to acceleration upon certain conditions.

      The exercise price of options granted under the Employee Plan is equivalent to the fair market value of the Company's common stock on the date of grant. These options have a ten year term, and vest in equal increments over five years beginning on the first anniversary of the completion of the IPO, subject to continued employment and acceleration upon certain conditions.

      The exercise price of options granted under the Outside Director Plan is equivalent to the fair market value of the Company's common stock on the date of grant. These options have a ten year term, and vest in equal increments over two years beginning on the first anniversary of the completion of the IPO, subject to continued service. The Outside Director Plan also provides for additional option grants on the second, third and fourth anniversary of service at a price equivalent to the fair market value of the Company's common stock on the date of grant. Such additional options vest in equal increments over two years beginning on the first anniversary of the date of grant.

      Any Options issued under the Nonqualified Plan have exercise prices not less than 80% of the market value of the common stock on the date of grant and are exercisable over a period not to exceed ten years.

A summary of stock option activity during the year ended March 31, 1997 is as follows:

                                        Exercise
                         Number of        Price
                          Shares          Range
                          ------          -----

Outstanding, April 1            -                 -
Granted                   353,800     $6.40 - $8.75
Exercised                       -                 -
Forfeited                       -                 -
                           ------             -----

Outstanding, March 31     353,800     $6.40 - $8.75
                          =======     =============

Exercisable options        66,250     $6.40 - $8.75
                          =======     =============


Additional information regarding options outstanding as of March 31, 1997 is as follows:

    Options Outstanding                            Options Exercisable
    -------------------                            -------------------

                     Weighted
                      Average             Weighted-
                     Remaining            Average
Number               Contractual          Exercise     Number
Outstanding           Life                Price        Exercisable      Price
-----------           ----                -----        -----------      -----

353,800              9.6 yrs              $8.05           66,250        $7.79


      Effective April 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." This Statement gave the Company the option of either
(1) continuing to account for stock-based employee compensation plans in accordance with the guidelines established by Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees" while providing the disclosures required under SFAS No. 123, or (2) adopting SFAS No. 123 accounting for all employee and non-employee stock compensation arrangements. The Company opted to continue to account for its stock-based awards using the intrinsic value method in accordance with APB No. 25. Accordingly, no compensation expense has been recognized in the financial statements for employee stock arrangements. Option grants made to non-employees, including outside directors, have been accounted for using the fair value method, which resulted in $9 in compensation expense during the year ended March 31, 1997. The following table summarizes the pro forma disclosures required by SFAS No. 123 assuming the Company had adopted the fair value method for stock-based awards to employees as of the beginning of fiscal year 1997:

      Net Income

              As reported                    $3,491
              Pro forma                      $3,410

      Earnings per common share
              As reported                    $0.67
              Pro forma                      $0.65

      Under SFAS No. 123, the fair value of stock-based awards to employees is derived through the use of option pricing models which require a number of subjective assumptions. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions:

       Expected dividend yield:               0%
       Expected stock price volatility:       44%
       Expected option term:                   8 years (options granted under
                                               Executive Compensation Agreements)
                                               and
                                               5 years (all other option grants)
       Risk-free interest rate:               6.05% (options granted under
                                               Executive Compensation Agreements)
                                               and
                                              5.81%   (all other option grants)

Master Stock Incentive Plan Amendment

      The Company has established a stock incentive program (the "Master Stock Incentive Plan")(formerly the 1996 Stock Incentive Plan prior to amendment and restatement effective May 14, 1997 which has been adopted by the Board of Directors and received on September 30, 1997 stockholder ratification) to provide an opportunity for directors, executive officers, independent contractors, key employees, and other employees of the Company to participate in the ownership of the Company. The Master Stock Incentive Plan provides for the award to eligible directors, employees, and independent contractors of the Company, of a broad variety of stock-based compensation alternatives under a series of component plans. These component plans include tax advantaged incentive stock options for employees under the Incentive Stock Option Plan (formerly the 1996 Incentive Stock Option Plan prior to amendment and restatement effective May 14, 1997), formula length of service based nonqualified options to nonemployee directors under the Outside Director Stock Plan (formerly the 1996 Outside Director Stock Option Plan prior to amendment and restatement effective May 14, 1997), nonqualified stock options under the Nonqualified Stock Option Plan (formerly the 1996 Nonqualified Stock Option Plan prior to amendment and restatement effective May 14, 1997), a program for employee purchase of Common Stock of the Company at 85% of fair market value under a tax advantaged Employee Stock Purchase Plan (approved by the Board of Directors but which is not effective until stockholder ratification), as well as other restrictive stock and performance based stock awards and programs which may be established by the Board of Directors. The May 14, 1997 Amendments increase the aggregate number of shares reserved for grant under all plans which are a part of the Master Stock Incentive Plan to a floating number equal to 20% of the issued and outstanding stock of the Company (after giving effect to pro forma assumed exercise of all outstanding options and purchase rights). The number that may be subject to options granted under the Incentive Stock Option Plan is also further capped at a maximum of 4,000,000 shares to comply with IRS requirements for a specified maximum.

12.   FAIR VALUE OF FINANCIAL INSTRUMENTS

      The following disclosure of the estimated fair value of the Company's financial instruments is in accordance with the provisions of SFAS No. 107, Disclosures About Fair Value of Financial Instruments. The valuation methods used by the Company are set forth below.

       The accuracy and usefulness of the fair value information disclosed herein is limited by the following factors:

- These estimates are subjective in nature and involved uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

- These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holding of a particular financial asset.

- SFAS No. 107 excludes from its disclosure requirements lease contracts and various significant assets and liabilities that are not considered to be financial instruments.

       Because of these and other limitations, the aggregate fair value amounts presented in the following table do not represent the underlying value of the Company.

       The carrying amounts and estimated fair values of the Company's financial instruments are as follows:

                                 As of March 31, 1997
                                 --------------------

                                  Carrying    Fair
                                  Amount      Value

Assets:
    Cash and cash equivalents      $6,654      $6,654
Liabilities:
    Nonrecourse notes payable     $19,705     $19,752
    Recourse notes payable           $439        $465


       The following methods and assumptions were used by the Company in computing the estimated fair value in the above table:

       Cash and cash equivalents - The carrying amounts of these financial instruments approximated their fair value.

       Recourse and Nonrecourse Notes Payable - The fair value of recourse and nonrecourse debt is based on the borrowing rates currently available to the Company for debt with similar terms and average maturities.

13.    BUSINESS COMBINATIONS

      On July 24, 1997, the Company, through a new wholly owned subsidiary, MLC Network Solutions, Inc., issued 260,978 common shares, valued at $3,385, in exchange for all outstanding common shares of Compuventures of Pitt County, Inc. ("Compuventures"), a value-added reseller of PC's and related network equipment and software products and provides various support services to its customers from facilities located in Greenville, Raleigh and Wilmington, North Carolina.

      On September 29, 1997, the Company issued 498,998 common shares, valued at $7,092 in exchange for all outstanding common shares of Educational Computer Concepts, Inc. (dba "ECC Integrated")("ECCI"), a network systems integrator and computer reseller serving customers in eastern Pennsylvania, New Jersey and Delaware.

      These business combinations have been accounted for as pooling-of-interests, and accordingly, the consolidated financial statements for periods prior to the combinations have been restated to include the accounts and results of operations of the pooled companies. The results of operations previously reported by the Company and the pooled companies and the combined amounts presented in the accompanying unaudited consolidated financial statements are presented below.

                                For the Year                   For the Six
                                Ended March 31,          Months Ended September 30,

                          1995        1996        1997        1996        1997
                          ----        ----        ----        ----        ----
                                                               (Unaudited)
Revenues:
MLC Holdings, Inc.     $40,819     $42,800     $56,147     $24,601     $44,975
Pooled companies        23,545      29,080      30,502      13,624      22,742
                       -------     -------     -------     -------     -------

Combined               $64,364     $71,880     $86,649     $38,225     $67,717
                       =======     =======     =======     =======     =======

Net Income:
MLC Holdings, Inc.        $414      $1,610      $2,481      $1,095      $1,582
Pooled companies           171       1,205       1,010         383       1,727
                           ---       -----       -----         ---       -----

Combined                  $585      $2,815      $3,491      $1,478      $3,309
                          ====      ======      ======      ======      ======


14.   SUBSEQUENT EVENTS

      Private Placement of Equity - On July 1, 1997, the Company issued 161,329 shares of stock to a single investor in a private placement for cash consideration of $2,000 (per share price at $12.40). The stock was priced, per a Stock Purchase Agreement dated June 18, 1997, at a per share price equal to one-twentieth (1/20) of the sum of the closing price per share of the Company's common stock as reported on the NASDAQ National Market at the close of each of the last twenty business days immediately prior to the closing date (June 4 to July 1), multiplied by (.95).

      Credit Agreement - During June 1997, MLC Group entered into a Credit Agreement (the "Agreement") with CoreStates Bank, N.A. (the "CoreStates Facility"). Under terms of the Agreement, MLC Group may borrow up to $15,000 through June 5, 1998. On September 5, the facility was increased to $25,000. All borrowings under the CoreStates Facility bear interest at the LIBOR rate plus 1.10% or, at MLC Group's option, the prime rate less 1.00%. Such amounts are secured by MLC Group's business assets, including accounts receivable, inventory and fixed assets, as well as the related investments in leases, and are guaranteed by the Company.

15.   QUARTERLY DATA (UNAUDITED)

Summarized quarterly financial information is as follows (amounts in thousands except per share information). Adjustments reflect the results of operations of business combinations accounted for under the pooling of interests method.

MLC HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED QUARTERLY INFORMATION

                                                               FIRST QUARTER
                                              Previously                       Adjusted
                                               Reported       Adjustments       Amount
                                            -----------------------------------------------
Year Ended March 31, 1996
Sales                                           $     2,091        $   6,770     $   8,861
Total revenues                                        3,775            6,773        10,548
Cost of sales                                         1,454            5,719         7,173
Total costs and expenses                              3,134            6,908        10,042
Earnings before provision for income taxes              641             (135)          506
Provision for income taxes                              227                -           227
Earnings before extraordinary item                      414             (135)          279
Extraordinary gain                                        -                -             -
Net earnings                                            414             (135)          279
                                            -----------------------------------------------
Net earnings per common share                   $      0.10                      $    0.06
                                            ================                 ==============

Year Ended March 31, 1997
Sales                                           $    10,412        $   6,978     $  17,390
Total revenues                                       12,896            7,304        20,200
Cost of sales                                         9,894            5,649        15,543
Total costs and expenses                             12,097            7,226        19,323
Earnings before provision for income taxes              799               79           878
Provision for income taxes                              284                -           284
Earnings before extraordinary item                      515               79           594
Extraordinary gain                                        -                -             -
Net earnings                                            515               79           594
                                            -----------------------------------------------
Net earnings per common share                   $      0.13                      $    0.12
                                            ================                 ==============

Year Ended March 31, 1998
Sales                                           $    22,309        $  12,964     $  35,273
Total revenues                                       26,763           13,701        40,464
Cost of sales                                        21,859           10,033        31,892
Total costs and expenses                             25,379           12,438        37,817
Earnings before provision for income taxes            1,384            1,263         2,647
Provision for income taxes                              460                -           460
Earnings before extraordinary item                      923            1,264         2,187
Extraordinary gain                                        -                -             -
Net earnings                                            923            1,264         2,187
                                            -----------------------------------------------
Net earnings per common share                   $      0.18                      $    0.37
                                            ================                 ==============



                                                            SECOND QUARTER
                                            Previously                       Adjusted
                                             Reported      Adjustments        Amount
                                           ----------------------------------------------
Year Ended March 31, 1996
Sales                                           $ 13,031          $ 8,911      $  21,942
Total revenues                                    14,785            8,914         23,699
Cost of sales                                     12,115            7,001         19,116
Total costs and expenses                          14,067            8,343         22,410
Earnings before provision for income taxes           718              571          1,289
Provision for income taxes                           253                -            253
Earnings before extraordinary item                   465              571          1,036
Extraordinary gain                                     -                -              -
Net earnings                                         465              571          1,036
                                           ----------------------------------------------
Net earnings per common share                   $   0.12                       $    0.24
                                           ==============                 ===============

Year Ended March 31, 1997
Sales                                           $  8,635          $ 6,026      $  14,661
Total revenues                                    11,705            6,320         18,025
Cost of sales                                      8,250            4,563         12,813
Total costs and expenses                          10,803            6,015         16,818
Earnings before provision for income taxes           902              304          1,206
Provision for income taxes                           322                -            322
Earnings before extraordinary item                   580              304            884
Extraordinary gain                                     -                -              -
Net earnings                                         580              304            884
                                           ----------------------------------------------
Net earnings per common share                   $   0.15                       $    0.19
                                           ==============                 ===============

Year Ended March 31, 1998
Sales                                           $ 22,407                -      $  22,407
Total revenues                                    27,253                -         27,253
Cost of sales                                     19,773                -         19,773
Total costs and expenses                          25,719                -         25,719
Earnings before provision for income taxes         1,535                -          1,535
Provision for income taxes                           412                -            412
Earnings before extraordinary item                 1,123                -          1,123
Extraordinary gain                                     -                -              -
Net earnings                                       1,123                -          1,123
                                           ----------------------------------------------
Net earnings per common share                   $   0.19                       $    0.19
                                           ==============                 ===============



                                                                THIRD QUARTER
                                                Previously                      Adjusted
                                                 Reported      Adjustments       Amount
                                              ----------------------------------------------
Year Ended March 31, 1996
Sales                                           $      8,083        $   7,598    $   15,681
Total revenues                                        10,483            7,601        18,084
Cost of sales                                          7,479            6,012        13,491
Total costs and expenses                              10,057            7,058        17,115
Earnings before provision for income taxes               426              543           969
Provision for income taxes                               153                -           153
Earnings before extraordinary item                       273              543           816
Extraordinary gain                                         -              117           117
Net earnings                                             273              660           933
                                              ----------------------------------------------
Net earnings per common share                   $       0.06                     $     0.21
                                              ===============                 ==============

Year Ended March 31, 1997
Sales                                           $      8,435        $   8,745    $   17,180
Total revenues                                        11,800            8,445        20,245
Cost of sales                                          7,676            7,112        14,788
Total costs and expenses                              10,810            8,437        19,247
Earnings before provision for income taxes               990                8           998
Provision for income taxes                               349                -           349
Earnings before extraordinary item                       641                8           649
Extraordinary gain                                         -                -             -
Net earnings                                             641                8           649
                                              ----------------------------------------------
Net earnings per common share                   $       0.14                     $     0.12
                                              ===============                 ==============

Year Ended March 31, 1998
Sales
Total revenues
Cost of sales
Total costs and expenses
Earnings before provision for income taxes
Provision for income taxes
Earnings before extraordinary item
Extraordinary gain
Net earnings

Net earnings per common share




                                                                FOURTH QUARTER
                                                  Previously                       Adjusted
                                                   Reported      Adjustments        Amount
                                                -----------------------------------------------
Year Ended March 31, 1996
Sales                                             $     11,637       $    5,788    $    17,425
Total revenues                                          13,757            5,791         19,548
Cost of sales                                           10,154            4,371         14,525
Total costs and expenses                                13,051            5,682         18,733
Earnings before provision for income taxes                 706              109            815
Provision for income taxes                                 248                -            248
Earnings before extraordinary item                         458              109            567
Extraordinary gain                                           -                -              -
Net earnings                                               458              109            567
                                                -----------------------------------------------
Net earnings per common share                     $       0.12                     $      0.12
                                                ===============                 ===============

Year Ended March 31, 1997
Sales                                             $     15,836       $    8,733    $    24,569
Total revenues                                          19,746            8,433         28,179
Cost of sales                                           14,284            6,419         20,703
Total costs and expenses                                18,597            7,813         26,410
Earnings before provision for income taxes               1,149              620          1,769
Provision for income taxes                                 405                -            405
Earnings before extraordinary item                         744              620          1,364
Extraordinary gain                                           -                -              -
Net earnings                                               744              620          1,364
                                                ---------------------------------------------------
Net earnings per common share                     $       0.14                      $     0.23
                                                ===============                 ===============

Year Ended March 31, 1998
Sales
Total revenues
Cost of sales
Total costs and expenses
Earnings before provision for income taxes
Provision for income taxes
Earnings before extraordinary item
Extraordinary gain
Net earnings

Net earnings per common share





                                      F-24

================================================================================              =====================================

No person has been authorized in connection with the Offering made hereby to                              2,964,305  SHARES
give any information or to make any representation not contained in this
Prospectus and, if given or made, such information or representation must not be                         MLC HOLDINGS, INC.
relied upon as having been authorized by the Company or any Underwriter. This
Prospectus does not constitute an offer to sell or a solicitation to buy any of                             COMMON STOCK
the securities offered hereby to any person or by anyone in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.
                                                                                                          ----------------
                        ------------------------
                                                                                                             PROSPECTUS
                            TABLE OF CONTENTS
                                                                                                           ---------------
                        ------------------------

                                                                    Page
                                                                    ----
Available Information................................................  2
Prospectus Summary.................................................... 3
Risk Factors.......................................................... 8
The Company...........................................................22
Use of Proceeds...................................................... 24
Dividend Policy...................................................... 24
Capitalization........................................................24
Selected Consolidated Financial Data..................................25
Management's Discussion and Analysis of
  Results of Operations and Financial                                                                     February 11, 1998
  Condition.......................................................... 27
Business .............................................................37
Management............................................................51
Certain Transactions..................................................63
Principal Stockholders................................................66
Selling Stockholders..................................................69
Price Range of  Common Stock .........................................71
Description of Capital Stock..........................................71
Plan of Distribution..................................................75
Legal Matters.........................................................76
Experts...............................................................76
Index to Consolidated Financial
  Statements.........................................................F-1


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